DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



July 3, 2006

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
Suite 3700
First National Tower
1601 Dodge Street
Omaha, NE 68102

Act: 1934
Section:
Rule: 14A-8
Public Availability: 7/3/2006

Re: ConAgra Foods, Inc.
Incoming letter dated May 26, 2006

Dear Mr. Lawson:

This is in response to your letter dated May 26, 2006 concerning the shareholder proposal submitted to ConAgra Foods by the New York City Employees' Retirement System, New York City Teachers' Retirement System, New York City Police Pension Fund, New York City Fire Department Pension Fund, and New York City Board of Education Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.




06041260

Sincerely,

David Lynn
Chief Counsel



cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

# McGrath North Mullin & Kratz, PC LLO

ATTORNEYS AT LAW

SUITE 3700 FIRST NATIONAL TOWER
1601 DODGE STREET, OMAHA, NEBRASKA 68102
402-341-3070
FAX: 402-341-0216
www.mcgrathnorth.com




May 26, 2006

***VIA FEDERAL EXPRESS***

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

***Re: ConAgra Foods, Inc.; Commission File No. 1-7275***
***Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)***

Ladies and Gentlemen:

Our firm serves as counsel for ConAgra Foods, Inc., a Delaware corporation. We are submitting this letter on behalf of ConAgra Foods pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

ConAgra Foods received a shareholder proposal from the Office of the Comptroller of New York City, the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund, and the custodian of the New York City Board of Education Retirement System, for inclusion in ConAgra Foods' proxy materials for the 2006 annual stockholders' meeting expected to be held on or about September 28, 2006. A copy of the proposal and the relevant correspondence from the proponent is attached as Exhibit A.

Subject to the staff's response, ConAgra Foods intends to exclude the proposal from its proxy materials pursuant to Rule 14a-8(i)(10), because ConAgra Foods has already substantially implemented the proposal. ConAgra Foods respectfully requests confirmation that the staff will not recommend any enforcement action against ConAgra Foods for excluding the proposal from its proxy materials pursuant to this rule.

We are enclosing six copies of this letter and the exhibits referred to herein. To the extent that any reasons for exclusion stated in this letter are based on matters of law, this letter will serve as supporting opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). We are also forwarding a copy of this letter to the proponent as notice of ConAgra Foods' intention to exclude the proposal from the proxy materials.

## THE PROPOSAL

The proposal states:

> "RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006."

## DISCUSSION

The proposal requests that ConAgra Foods issue a sustainability report. The supporting statement to the proposal advises that the report should include the company's definition of sustainability and a company-wide review of company policies and practices related to long-term social and environmental sustainability. ConAgra Foods already publishes a sustainability report in The Corporate Responsibility Report which is available on the company's website. You may access the report on the website (http://www.conagrafoods.com) by selecting "Company" and the link to "Corporate Responsibility Report." A copy of the report is attached as Exhibit B. The report provides the information that the proponent requests in the supporting statement to the proposal. We assume the "September 1, 2006" is a typographical error and the proponent meant "September 1, 2007" since the annual meeting does not occur until September 28, 2006.

The proposal may be excluded under Rule 14a-8(i)(10), because ConAgra Foods has already substantially implemented the proposal. The proponent submitted a substantively identical proposal to ConAgra Foods last year. In a no-action response last year, the staff permitted ConAgra Foods to omit the proposal on the basis that the proposal had been substantially implemented via publication of the Corporate Responsibility Report.

**ConAgra Foods' Definition of Sustainability and Review of Policies and Practices**

The company's concept and definition of sustainability are contained in the opening paragraphs of its Corporate Responsibility Report, where the company states it is "committed to our consumers, customers, employees, shareholders and the communities in which we operate. We are dedicated to creating and maintaining a safe, diverse and ethical workplace. We place a high priority on active participation in our communities. We continuously work to reduce waste and protect the environment." Further, in each of the major areas of social, environment and workplace matters, the company further refines the meaning of sustainability as it applies to the major topic. As described below, the company reviews its polices and practices related to social, environmental and workplace sustainability in separate sections of the report.

***Social***

Through leadership partnerships and financial contributions, ConAgra Foods is committed to improving the quality of life in communities across America. At "ConAgra Foods Foundation" in the

Corporate Responsibility Report, the company reports on these initiatives.

The company reports on the application of its resources through the ConAgra Foods Foundation to improving quality of life where its employees live and work, with focus on the following areas: hunger, nutrition and food safety; civic and community betterment; health and human services; and the arts and culture. As disclosed in the report, the Foundation makes substantial cash awards to organizations that demonstrate a significant impact on community welfare.

As reported, there is particular emphasis in these social practices on childhood hunger. The report describes the work of the Foundation toward making sure no child goes hungry. Through the ConAgra Foods Feeding Children Better initiative, the company's efforts are directed at three areas: safe havens for children to get nourishing meals; overcoming logistics hurdles for food banks; and public awareness. Beyond the Feeding Children Better program, ConAgra Foods has had a long-term alliance with America's Second Harvest to help feed people in need across the nation. America's Second Harvest is the nation's largest charitable hunger-relief organization, distributing 1.8 billion pounds of donated food annually, feeding 23 million hungry Americans.

The company makes and sells food products. Food safety education is important for everyone along the food chain. Since 1999, ConAgra Foods has partnered with the American Dietetic Association (ADA) to create Home Food Safety... It's in Your Hands, an unprecedented, multi-year national education program that targets home food preparers. Education can make a significant difference when it comes to home food safety, a difference that could prevent serious illness and even save lives, particularly among very young and older Americans, whose immune systems may be compromised.

The report also describes the company's policies and participation in programs designed for helping in times of disaster. ConAgra Foods is an original founding member of the American Red Cross' Annual Disaster Giving Program, a leadership group of companies that make substantial donations to aid in disaster relief in communities across the country. Through the Red Cross and major product donations, ConAgra Foods made substantial contributions to assist those impacted by the September 11, 2001, attacks, and has contributed funds and food to other disasters nationwide.

The report discloses that through the Foundation, the company's policy of providing funding to help minority students reach their higher education goals is carried out. Minority students are assisted by grants to the Consortium for Graduate Study in Management, Urban League of Nebraska for the Black College Tour, the United Negro College Fund and American Indian College Fund.

The report discloses the company's polices and practices are helping communities. As described in the report, this includes programs to support students within the communities to reduce high-risk behavior, provide for the needs of the medically underserved, provide job training for low-income women and provide assistance to Habitat for Humanity, an effort to provide families with decent housing.

***Environmental***

In the "Sustainable Development" section of the Corporate Responsibility Report the company sets forth its policy that business success and protecting the environment are not either/or propositions. The company believes that its guiding principle "Do Well by Doing Good" has led it to build a significant and effective sustainable development program. Among the matters reported in this section are results of environmental projects that reduced landfill waste, saved water, cut electrical and natural gas use, reduced packaging materials, and saved operational costs.

This section of the Corporate Responsibility Report also sets out the company's initiatives on water and energy conservation, prevention of air pollution, waste reduction and recycling and land management protection and enhancement. ConAgra Foods annually honors its operating groups and employees with the ConAgra Foods Sustainable Development Awards. The company discloses multiple company projects (by category) that were presented awards at the 2005 ConAgra Foods Annual Sustainable Development Conference. The nature of each project and the resulting benefit to the environment is described in the report.

***Workplace***

At "Workplace" in the Corporate Responsibility Report, the company discloses its policies and practices on a workplace culture of safety, a culture of diversity and inclusion, and a culture of wellness, supported by a clear Code of Conduct and strongly shared values and beliefs.

The company safety objectives are made clear: prevent injuries and illness; continuously assess ways to improve safety; and achieve uniformity and consistency of best practices across the company. The report also includes information on company locations participating in the OSHA Voluntary Protection Program.

The company policy on diversity in the workforce and its practices with respect to diversity are disclosed in this portion of the report. The company's Annual Diversity Report provides a comprehensive summary of the company efforts to build, support and develop a diverse and inclusive culture. The company practices and commitment with respect to supplier diversity are also disclosed in this section of the report.

**Basis for Exclusion**

Rule 14a-8(i)(10) permits the exclusion of shareholder proposals if a company has already substantially implemented the proposal. According to the Securities and Exchange Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management..." See, *Exchange Act Release No. 34-12598 (July 7, 1976).*

The standard the staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. See, *Exchange Act Release No. 34-20091 (Aug. 16, 1983)* and *Texaco, Inc. (March 28, 1991).* The staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). See, *The Talbots, Inc. (April 5, 2002), The Gap, Inc. (March 16, 2001)* and *Kmart Corp. (Feb. 23, 2000).*

The proponent submitted a substantively identical proposal to ConAgra Foods last year. In a no-action response last year, the staff permitted ConAgra Foods to omit the proposal on the basis that the proposal had been substantially implemented via publication of the Corporate Responsibility Report. Thus far in 2006, the staff has permitted exclusion of the proposal submitted by this proponent to other companies on the basis that the proposal was substantially implemented by company reports addressing their social, environmental and workplace policies and practices. See, *Honeywell International Inc. (February 21, 2006)* and *Raytheon Company (January 25, 2006).* There are few, if any, substantive differences between the proposal presented last year and the proposal presented this year; each proposal essentially requests the company to issue a sustainability report on social, environmental and workplace matters. The company continues to publish and update its Corporate Responsibility Report on its website, and believes that the report substantially implements the proposal, as it substantially implemented the proposal last year.

In *Wendy's International, Inc. (February 21, 2006)*, the staff did not permit the exclusion of a proposal requesting a sustainability report on substantially implemented grounds. We note the proponent of that proposal argued that its proposal was materially different from the type of proposal submitted this year to ConAgra Foods because it requested Wendy's to provide indicators to measure long-term sustainability performance. Additionally, the proponent of the proposal to Wendy's argued that the report produced by ConAgra Foods was superior to the report produced by Wendy's.

The company also notes that in *Terex Corporation ( March 18, 2005)*, the staff did not permit exclusion (on substantially implemented grounds) of a proposal submitted by the proponent that was also substantively identical to the proposal submitted to ConAgra Foods. Unlike ConAgra Foods, Terex claimed that it substantially implemented the proposal by including on its website its views regarding corporate citizenship and making reference to a variety of other public disclosures including filings made with the Securities and Exchange Commission. ConAgra Foods' claim of substantial implementation is distinguished from Terex because ConAgra Foods prepares and publishes on its website an annual report disclosing the company's policies and practices related to social and environmental sustainability (i.e., the actions requested by the proposal).

The company has policies and procedures in place relating to the subject matter of the proposal and the company has implemented the essential objectives of the proposal. The proposal has, therefore, been substantially implemented.

## CONCLUSION

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra Foods excludes the proposal from the proxy materials for its 2006 annual stockholders' meeting in reliance on Rule 14a-8(i)(10).

ConAgra Foods presently anticipates mailing its proxy materials for the 2006 annual stockholders' meeting on or about August 19, 2006. We would appreciate a response from the staff in time for ConAgra Foods to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra Foods' position, we would appreciate the opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

GL/mlw
Enclosures

cc: William C. Thompson, Jr., Comptroller of the City of New York
Patrick Doherty, Bureau of Asset Management,
Office of the Comptroller of the City of New York
Owen C. Johnson, Corporate Secretary, ConAgra Foods, Inc.
David L. Hefflinger

# Exhibit A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER


APR 2 2006

April 5, 2006

Mr. Owen C. Johnson
Executive Vice President and
Corporate Secretary
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

Dear Mr. Johnson:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Bank of New York certifying the funds' ownership, of shares of ConAgra Foods, Inc. common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,



Patrick Doherty

Enclosures

ConAgra sustainability - 06

## SUSTAINABILITY REPORT

**Whereas:**

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs.It includes "encouraging long lasting social well being in communities where [companies] operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities, and non-governmental organizations) and responding to their specific and evolving needs, thereby securing a long-term 'license to operate,' superior customer and employee loyalty, and ultimately superior financial returns." (Dow Jones Sustainability Group)

Globally, approximately 1,500 companies produce reports on sustainability issues (Association of Chartered Certified Accountants, www.corporate register.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Ford Motor Company states, "sustainability issues are neither incidental nor avoidable—they are at the heart of our business." American Electric Power has stated, "management and the Board have a fiduciary duty to carefully assess and disclose to shareholders appropriate information on the company's environmental risk exposure."

Global expectations regarding sustainability reporting are changing rapidly. The European Commission recommends corporate sustainability reporting, and listed companies in Australia, South Africa and France must now provide investors with information on their social and environmental performance.

**RESOLVED:** Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by September 1, 2006.

**Supporting Statement**

The report should include the company's definition of sustainability, as well as a company-wide review of company policies and practices related to long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Over 700 companies use or consult the Guidelines for sustainability reporting.

# Exhibit B


ConAgra Foods


The Right Kind Of Food Company



Company Profile
Management Team
**Corporate Responsibility Report**
Community
ConAgra Foods Foundation
Sustainable Development
Workplace
Consumers, Customers, Industry
Shareholders
History
Healthy Living

# Corporate Responsibility Report

We are committed to our consumers, customers, employees, shareholders and the communities in which we operate. We are dedicated to creating and maintaining a safe, diverse and ethical workplace. We place a high priority on active participation in our communities. We continuously work to reduce waste and protect the environment.

This is a report on ConAgra Foods' Corporate Responsibility activities, an area in which we have been active and involved for years. As one of the nation's leading makers and marketers of foods, we touch the lives of many, many people. This brings with it a special sense of responsibility, one we take to heart.

We live our values. We seek, every one of us, every day, to make a difference in our world. At ConAgra Foods, it's the only way to do business.

- Corporate Responsibility Report

Explore Our Brands




Hunt's






Orville Redenbacher's




Featured Recipes
CARIBBEAN SALSA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The *ConAgra Foods Feeding Children Better Foundation* has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.


Corporate Responsibility

ConAgra Foods®

ConAgra Foods 2005 Corporate Responsibility Report

# ConAgra Foods 2005 Corporate Responsibility Report

ConAgra Foods cares.

We are committed to our consumers, customers, employees, shareholders and the communities in which we operate. We are dedicated to creating and maintaining a safe, diverse and ethical workplace. We place a high priority on active participation in our communities. We continuously work to reduce waste and protect the environment.

This is a report on ConAgra Foods' Corporate Responsibility activities, an area in which we have been active and involved for years. As one of the nation's leading makers and marketers of foods, we touch the lives of many, many people. This brings with it a special sense of responsibility, one we take to heart.

We live our values. We seek, every one of us, every day, to make a difference in our world. At ConAgra Foods, it's the only way to do business.



## An active, positive force in our communities.

ConAgra Foods operates facilities throughout the United States at more than 200 locations in all. In each of the communities where we have a presence, we seek to impact quality of life positively through a range of activities, principally through the work of the ConAgra Foods Foundation and our Sustainable Development program initiatives.

From childhood hunger to disaster relief, from reduction of waste to protection of our air, water and land, we make it a priority at ConAgra Foods to be there for our communities.

And our value in the community goes much deeper, for we are an active part of the places in which we operate. Not only are we a taxpayer, employer and purchaser of goods and services, we are an active participant in the lifeblood of these communities, encouraging employee voluntarism in a wide array of efforts from local food banks to the Juvenile Diabetes Research Foundation, supporting civic and cultural events and sponsoring educational activities and efforts that encourage health and wellness and celebrate our diverse histories and heritage.



# The ConAgra Foods Foundation: helping to make life better.

At the ConAgra Foods Foundation, our mission is clear. We are committed to applying our resources to improving quality of life where ConAgra Foods employees live and work. We focus on the following areas: hunger, nutrition and food safety; civic and community betterment; health and human services; the arts and culture.

A particular emphasis at the Foundation is childhood hunger. Our Feeding Children Better program is the nation's largest corporate initiative dedicated solely to providing relief to hungry children. Through our longtime alliance with America's Second Harvest (ASH), and sponsorship of ASH's Kids Cafes, we work hard every day to make sure no child goes hungry.

Each year since 1993, the Foundation has recognized nonprofit groups with the ConAgra Foods Foundation Community Service Awards. Winners, chosen by a volunteer panel of judges, receive substantial cash awards to help them further their important work. Aside from being IRS 501 (c)(3) tax-exempt organizations, award candidates must be well managed and results-oriented; demonstrate a significant impact on community welfare; and involve ConAgra Foods facilities and employees in their efforts.

Click any of the subjects below for other examples of the Foundation's work:

Helping to feed the hungry

Helping people with food safety at home

Helping when disaster strikes

Helping minority students reach their goals

Helping the environment



## Sustaining growth and our environment: doing well by doing good.

Here at ConAgra Foods, business success and protecting the environment are not an either/or proposition. The guiding principle behind our sustainable development program, "Doing well by doing good", sums it up perfectly. By reducing waste, we can improve our operations and benefit the environment at the same time. By continuously exploring ways to be more efficient in our use of resources and materials, we can reduce costs, improve margins, protect the environment *and* benefit our communities.

ConAgra Foods' sustainable development program represents an ongoing, grassroots effort to improve processes in ways that cut waste, increase use of recycled materials, conserve energy and water, keep the air clean, and protect the land. The ConAgra Foods Sustainable Development Council, a group that includes representatives from across the company, has supported program goals by facilitating the exchange of knowledge, techniques and expertise to enhance environmental stewardship since its establishment in 1992.

We encourage every employee to submit suggestions to improve performance; hundreds do so every year. The Council recognizes the most innovative and effective ideas with the annual ConAgra Foods Sustainable Development Awards. Click here for 2005 award winners.

Since the beginning of our sustainable development program more than a decade ago, our emphasis has been on achieving real, measurable results. We're proud of our performance—click here for
2005 environmental project results.


ConAgra Foods
Workplace

## Maintaining a workplace we can be proud of: safe, diverse and committed to excellence.

Great business performance starts with a great workplace. And a great workplace grows from a company's culture.

Culture is embedded in the collective attitudes, priorities and efforts of a company's people. As such, culture is expressed in policies, practices and programs that create a safe, supportive environment where people can develop and grow; where individuals of unique talents and backgrounds can, through a system of shared beliefs, make a meaningful contribution to the success of the company.

We are dedicated to building a great workplace by encouraging a culture of safety, a culture of diversity and inclusion, and a culture of wellness, supported by a clear Code of Conduct and strongly shared Values and Beliefs.



*Workplace*

## A culture of safety.

Throughout ConAgra Foods, workplace safety is more than a priority. It's a commitment that must be ingrained in everything we do, every single day. Our objectives are clear: prevent injuries and illnesses; continuously assess ways to improve safety; and achieve uniformity and consistency of best practices across the company.

We're dedicated to promoting safety across our organization through a common, formalized framework and approach. We call it ***Key****Concepts of Safety*.

***Key****Concepts of Safety* defines best practices and integrates them with strategies in three fundamental areas: People, Process and Commitment.

While our work in this area is never finished–one accident, injury or work-related illness is one too many–key performance measures tell us we're on the right track.

ConAgra Foods is proud to have five of our manufacturing locations participating in the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). These locations have achieved safety excellence through teamwork. In addition to this formal recognition, in fiscal year 2005 we had 59 locations that collectively accumulated 15 million labor hours without a lost-time accident.

ConAgra Foods' employees continue to strive toward a goal of zero accidents and injuries.




Workplace

## A culture of diversity.

Diversity is strength.

We believe strongly in the right of all people, regardless of race, age, color, religion, gender, sexual orientation, national origin, disability, veteran status, or any other characteristic, to have an equal opportunity to excel and contribute to the success of this company.

Diversity is more than the right thing to do—it's the right way to succeed. Having a diverse workforce brings to our company a wide variety of perspectives and talents that strengthen our ability to better serve customers and consumers. We feed America; we seek to provide the foods America wants. With the broad and diverse base of consumers and customers we serve, having a broad and diverse workforce enables us to serve them more successfully.

We are committed to promoting diversity and inclusion at ConAgra Foods. Read our Annual Diversity Report to review a current, comprehensive summary of ConAgra Foods' efforts to build, support and develop a diverse and inclusive culture.

Our commitment extends to supplier diversity as well. It is a priority at ConAgra Foods to provide qualified Minority- and Women-owned Business Enterprises (MWBEs) with opportunities to compete for business with our company. We are steadily pursuing business with more MWBEs.



Workplace

## A culture of wellness.

Wellness at ConAgra Foods has been part of our culture since 1990 and its integration through various health promotion programs is strongly supported by senior management. From this support comes the commitment to create an effective, motivated and healthy employee population.

We believe the health and wellness of our employees is critical to the success of our strategic priorities, and we've incorporated programs into the workplace including preventive health screenings, customized health risk appraisals and fitness facilities, all at no cost to participants. ConAgra Foods earned the Bronze, Silver, Gold and Platinum Well Workplace Awards from the Wellness Council of America for our continuously evolving health promotion initiatives.

Through a partnership with Pfizer, Inc., we are able to deliver multilingual preventive screenings on-site with immediate results interpretation. Recently, ConAgra Foods joined with Pfizer Pharmaceuticals, Lockheed Martin Aeronautics and the New York Academy of Medicine to develop best practices for corporate health promotion.

A sampling of employee wellness initiatives found at various ConAgra Foods locations includes company-sponsored sports teams, on-site day care, automatic external defibrillators, blood drives, fitness centers and lactation rooms.

## A culture of excellence.

We will succeed as a company if we excel together.

At ConAgra Foods, we know we will not achieve our business goals without individual excellence. We know we will not deliver the performance we need in order to grow and thrive as a company without dedicated employees working well together in teams. We also know that excellence must be achieved honestly and honorably.

We're fostering a culture where employees are driven to perform while remaining true to a set of shared values: integrity, objectivity, customer focus, accountability, teamwork and a sense of ownership.

Our values unite us; our Code of Conduct guides us. Having a clear, companywide policy helps to ensure that, across ConAgra Foods, every employee shares a common understanding of what is expected in terms of behavior. Our Code of Conduct, furnished to every employee, printed in nine languages and posted on our employee intranet and external Web site, also provides a mechanism to report possible violations and promotes our commitment to workplace fairness.



## The food we make: quality above all.

At ConAgra Foods, we are absolutely committed to providing high quality and great-tasting foods that meet consumer and customer desires. But what does that mean?

Quality food means great-tasting food that is safe, manufactured under the most rigorous of food safety practices and, once it's brought home, prepared and stored safely. Quality food also is produced through the humane treatment of animals and the careful, conscientious use of biotechnology.

Quality also means responsible nutrition and choice. It's a top priority at ConAgra Foods to offer a wide variety of nutritious, convenient and great-tasting foods so consumers can more easily enjoy balanced, nutritious diets that fit individual tastes and needs. Our commitment to continuous improvement of the nutritional value of our products is well expressed in this simple statement: Eat Well, Live Well®. Our aim is to help America eat and live well by striving to meet consumers' individual dietary needs through our brands and through education at all levels—clear and relevant product information, promoting knowledge and awareness among consumers, and support of professional dietitians. Trans fats and childhood obesity are key areas of focus.

Safe and responsibly produced. Wholesome and nutritious. Convenient and, most of all, delicious. Each and every time. This is what product quality means at ConAgra Foods.



## Food safety: earning consumer trust, each and every day.

Food safety is of paramount importance at ConAgra Foods as we prepare product for consumers and customers. That is why we have developed and enforce such rigorous food safety practices in all our facilities and manufacturing processes.

An excellent example of our commitment to food safety is in our foodborne pathogen control program. The goal of the program is to minimize any risk to consumers. Equipment and process design, specific operating and sanitation procedures, and other measures all contribute to maximum protection against foodborne pathogens.

For many years, ConAgra Foods has been recognized as a leader in promoting food safety. We share our experiences with others through publications and technical presentations; we have worked closely with the USDA and the FDA to provide scientific expertise, some of which aided development of many of the food safety regulations in place today. ConAgra Foods' state-of-the-art microbiological and chemistry testing laboratories continue to further strengthen safety controls and research capabilities to address this key issue.

Our concern for food safety doesn't end when our product reaches the store shelf or consumer's pantry. It's important that our products be handled, prepared and stored safely as well. That is why we partnered with the American Dietetic Association (ADA) to launch Home Food Safety... It's in Your Hands®, a consumer education program to communicate the importance of safe food handling in the home with a wealth of information and helpful tips.



## Eat Well, Live Well®: providing maximum choice for America.

Wellness is important to everyone. And a nutritious diet is key.

With the endless variety of individual dietary needs among consumers–whether determined by age, health concerns or simple preference–our focus is on providing a wide range of wholesome, nutritious, great-tasting and convenient foods.

Our wellness product portfolio began more than 20 years ago with the birth of the Healthy Choice brand. Today, the promise of Healthy Choice expresses the philosophy behind a wellness portfolio that today comprises hundreds of products, including Egg Beaters, Fleischmann's, Hunt's, PAM, Lightlife, Ultragrain and many others: high nutritional value with absolutely no compromise on taste. Good food that's good for you.

Beyond what are classified as wellness foods, our company is in the midst of an initiative to improve the nutritional profile of the entire product line. ConAgra Foods nutrition experts and dietitians have been working methodically to identify opportunities across the product portfolio for increasing positive nutrients while reducing calories, trans fats, saturated fats, sodium and sugars.

Eat Well, Live Well® is about more than improving nutritional attributes, because the most healthful food in the world is of little value if it isn't eaten. Our focus is to improve our product line without compromising the four things all consumers want: taste, quality, convenience and price.



## A case in point: trans fats.

One particular area of focus at ConAgra Foods is the reduction or elimination of trans fats from its product offerings.

Trans fat, or trans fatty acids, is a specific kind of fat formed when hydrogen is added to vegetable oil in a process called hydrogenation. Hydrogenated oils give foods such qualities as texture in pie crusts and cookies; greater food stability during cooking processes, such as frying; and increased physical stability in packaging, such as in microwave popcorn. Unfortunately, hydrogenated oils also raise low-density lipoprotein (LDL) cholesterol, which has been linked with increased risk of coronary heart disease.

New FDA requirements call for food companies to include trans fat information on the Nutrition Facts Panel printed on every package. Manufacturers are required to begin labeling their products by January 2006; ConAgra Foods has already started. As of April 2005, we had brought labels for more than 1,700 products in line with the new rule.

Meanwhile, a cross-functional team of experts from across the company—Product Quality & Development, including Analytical, Regulatory, Product Development, Process Engineering and Nutrition Science—is working to eliminate or reduce trans fats in our products. We're also working with oils suppliers and seed companies to learn how to better use oils and develop new varieties that are more healthful without compromising desired product quality attributes.



## A special focus: our children.

As a leader in the food industry, ConAgra Foods believes it has a responsibility to provide product choice and honest information to help consumers make better choices and improve health. This is especially important when it comes to children.

Childhood obesity is an increasing problem—according to the Centers for Disease Control, the rate of obesity among children six to 17 years of age has tripled since 1975, expanding from about five percent to 16 percent. ConAgra Foods is increasing its focus on this important issue.

We have reformulated our Kid Cuisine frozen meals to enhance nutritional value, providing a convenient meal choice for kids that's better for them and tastes great, too. We improved The Max, our popular school foodservice pizza, by incorporating Ultragrain, our groundbreaking whole-wheat flour that delivers the nutrition and goodness of whole grains with a taste and texture similar to traditional refined white flour products. We also added protein and fiber, and reduced fat and sodium—and kids love it.

We currently are reformulating Chef Boyardee products to reflect the latest nutritional science and policy, including the USDA's new dietary guidelines. And we're working to improve the nutritional content in all our kids' products, such as adding calcium or fiber, which often are missing from childrens' diets.

In addition to what we do with product formulations, we take care in promoting our products to children and their parents. We are committed to responsible and truthful advertising and hold ourselves and our agencies to the highest standards.

## Using biotechnology: safely and responsibly.

At ConAgra Foods, we are committed to providing products that consistently meet customers' and consumers' expectations for safety and quality. With this in mind, we use only those ingredients that meet strict criteria for safety and quality, comply with all regulatory requirements and are aligned with the preferences of our customers and consumers.

We support science-based regulatory policies for crop-based ingredients that assure the safety and integrity of the food supply, as well as the protection of the environment. Biotechnology has been used over the past decade to modify several common food crops, such as corn and soy, to produce certain desirable agricultural traits. We currently do not prohibit the use of biotech ingredients in our products when:

- there is a reputable scientific consensus that the ingredient is safe
- the ingredient is compatible with our product needs and distribution systems; and
- using the ingredient is permitted by national regulatory authorities and no special labeling is required on the finished product.

We also provide options for consumers who would prefer to purchase products without biotechnology ingredients. Our Lightlife brand of products is manufactured using non-GMO soy seeds. In addition, our organic food products do not contain biotech ingredients and are an available option to those who are concerned.

We continue to listen carefully to our customers and consumers about this issue and believe that, ultimately, the consumer will determine which products are accepted in the marketplace.



## Animal welfare: doing the right thing.

We believe in the humane treatment of animals. It's the right thing to do, and it plays a key role in the quality of our products. At ConAgra Foods, the only way to deliver quality products is to follow quality procedures, and that includes how food animals are raised and processed.

With a Supplier Quality Program that includes specific expectations for appropriate animal care, we encourage all our suppliers to purchase only from farms that comply with industry guidelines, including those established by the U.S. Department of Agriculture and the Food Marketing Institute. And in our turkey operations, we have developed our own guidelines, training and auditing programs to help ensure compliance with those established by the National Turkey Federation.



Shareholders

## Doing the right thing for shareholders.

At ConAgra Foods, we have always taken very seriously our responsibility to act in the best interests of our shareholders in everything we do. It's a natural extension of our emphasis across the company on doing the right thing, of meeting the highest standards of ethical behavior in every aspect and activity of our business.

We have a longstanding tradition of sound corporate governance policies and practices centered on ensuring a strong alignment of interests between company management, Board of Directors and stockholders. A Board comprised, with the exception of our Chief Executive Officer, entirely of independent directors; a Code of Conduct and Code of Ethics for Senior Corporate Officers; formalized, published Corporate Governance Principles, as well as Board committee charters, available on the Web for review—these are a few highlights of a comprehensive approach to good governance that emphasizes ethics, openness and transparency.

Other shareholder information is available in the Investors section of the ConAgra Foods Web site.

# Feedback

## Talk to us.

ConAgra Foods cares what you think.

In our 2005 Corporate Responsibility Report, we have tried to provide a description of our priorities and activities in this important arena. As with virtually every other aspect of our business, there is always room for improvement.

Whether you're an investor, an employee, a customer, a consumer, a member of one of our communities, or any other interested party, your perspective is a valuable tool for guiding improvement. We continuously evaluate and look for ways to enhance ConAgra Foods' Corporate Responsibility efforts. We welcome feedback of any kind.

Contact us. Give us your thoughts.


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# Community

ConAgra Foods operates facilities throughout the United States at more than 200 locations in all. In each of the communities where we have a presence, we seek to impact quality of life positively through a range of activities, principally through the work of the ConAgra Foods Foundation and our Sustainable Development program initiatives.

From childhood hunger to disaster relief, from reduction of waste to protection of our air, water and land, we make it a priority at ConAgra Foods to be there for our communities.

And our value in the community goes much deeper, for we are an active part of the places in which we operate. Not only are we a taxpayer, employer and purchaser of goods and services, we are an active participant in the lifeblood of these communities, encouraging employee voluntarism in a wide array of efforts from local food banks to the Juvenile Diabetes Research Foundation, supporting civic and cultural events and sponsoring educational activities and efforts that encourage health and wellness and celebrate our diverse histories and heritage.

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# ConAgra Foods Foundation

At the ConAgra Foods Foundation, our mission is clear. We are committed to applying our resources to improving quality of life where ConAgra Foods employees live and work. We focus on the following areas: hunger, nutrition and food safety; civic and community betterment; health and human services; the arts and culture.

A particular emphasis at the Foundation is childhood hunger. Our Feeding Children Better program is the nations largest corporate initiative dedicated solely to providing relief to hungry children. Through our longtime alliance with Americas Second Harvest (ASH), and sponsorship of ASHs Kids Cafes, we work hard every day to make sure no child goes hungry.

Each year since 1993, the Foundation has recognized nonprofit groups with the ConAgra Foods Foundation Community Service Awards. Winners, chosen by a volunteer panel of judges, receive substantial cash awards to help them further their important work. Aside from being IRS 501 (c)(3) tax-exempt organizations, award candidates must be well managed and resultsoriented; demonstrate a significant impact on community welfare; and involve ConAgra Foods facilities and employees in their efforts.

Click any of the subjects below for other examples of the Foundations work:

- Helping to feed the hungry
- Helping people with food safety at home
- Helping when disaster strikes
- Helping minority students reach their goals
- Helping the environment


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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

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# ConAgra Foods Foundation

**The ConAgra Foods Foundation Case Examples:**



**Helping to Feed Hungry People**

ConAgra Foods' Feeding Children Better program is the nation's largest corporate initiative dedicated solely to attacking child hunger in the United States.

Beyond the Feeding Children Better program, ConAgra Foods has had a long-term alliance with America's Second Harvest to help feed people in need across the nation. America's Second Harvest is the nation's largest charitable hunger-relief organization, distributing 1.8 billion pounds of donated food annually, feeding 23 million hungry Americans. It operates a food network distribution system that procures and distributes food to food banks across the U.S. ConAgra Foods companies continually donate products to Second Harvest. In 2002, for example, ConAgra Foods companies donated more than 19.5 million pounds of food, including refrigerated processed meats, frozen dinners and entrees, shelf-stable foods and potato products.

The ConAgra Foods Foundation, Grocery Foods and Refrigerated Foods have participated in broad-based America's Second Harvest programs and initiatives to help raise funds for, and awareness of, America's Second Harvest. In addition, America's Second Harvest has awarded ConAgra Foods its highest honors — 2000 Donor of the Year and The Hunger's Hope Award in 1999, 2000, 2001, 2002 and 2003, which honors food and grocery industry members for their generous support.

ConAgra Foods' Feeding Children Better program also has received significant recognition, including:
2003 Best Cause Marketing Program, PR News, Platinum Award
2003 Halo Award, Best Social Service/Education Campaign, Cause Marketing Forum
2002 Corporate Citizenship Award, U.S. Chamber of Commerce
2002 Crystal Obelisk Award for Social Responsibility, Foundation of Women Executives in Public Relations
2002 Best Public Service Campaign, Holmes Report
2001 Campaign of the Year, PRWeek
2001 Community Relations Campaign of the Year, PRWeek
2001 Best Institutional Program, Public Relations Society of America "Silver Anvil"
2001 Best Marketing Communications Campaign, Publicity Club of New England



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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

2000 Best Corporate Philanthropy Program, Inside PR

**Home Food Safety**
Food safety education is important for everyone along the food chain. Since 1999, ConAgra Foods has partnered with the American Dietetic Association (ADA) to create Home Food Safety... It's in Your Hands?, an unprecedented, multi-year national education program that targets home food preparers. Education can make a significant difference when it comes to home food safety, a difference that could prevent serious illness and even save lives, particularly among very young and older Americans, whose immune systems may be compromised.

**Helping in Times of Disaster**
ConAgra Foods is an original founding member of the American Red Cross' Annual Disaster Giving Program, a leadership group of companies that make substantial donations to aid in disaster relief in communities across the country. Through the Red Cross and through major product donations, ConAgra Foods made substantial contributions to assist those impacted by the September 11, 2001, attacks, and has contributed funds and food to other disasters nationwide. In 2003, ConAgra Foods made significant contributions of money and products in response to the wildfires in California.

**Helping Minority Students Reach Their Goals**
The ConAgra Foods Foundation provides funding to many organizations that help minority students reach their higher education goals. Ongoing grants to the Consortium for Graduate Study in Management help minority graduate students achieve master's degrees at a number of colleges and universities in the U.S. A grant to the Urban League of Nebraska for the Black College Tour provides minority students in Nebraska an opportunity to visit historically black colleges across the country. And, grants to the United Negro College Fund and American Indian College Fund help many minority students achieve their higher education goals.

**Helping in Our Communities**
A grant from the ConAgra Foods Foundation to All Our Kids, Inc. in Omaha, Nebraska, is helping to make a difference by supporting a comprehensive mentoring program serving youngsters from middle school through college. The goals of the program are to reduce the number of students who drop out of high school and fail to pursue post-secondary education as a result of high-risk behaviors like substance abuse, youth violence or teen pregnancy, and to increase the number of responsible employable young people who are committed to reaching their fullest potential.

Salud Family Health Center received a grant from the ConAgra Foods Foundation to provide for the needs of the medically underserved in Longmont, Colorado, home to a ConAgra Foods Refrigerated Foods plant. This contribution will help to provide primary health care to the uninsured and underinsured, as well as ancillary services such as health education, case management, mental health counseling, substance abuse, nutrition and medical social work.
In St. Paul, a contribution to the Women Venture helps Minnesota's low-income women to gain the job and life skills they need to achieve economic independence by providing small business development, career planning, training for jobs in the trades, and organizational services.

ConAgra Foods Foundation has been a proud supporter of Habitat for Humanity in our hometown of Omaha, Nebraska, for over ten years. For each of the last six years, the Foundation has contributed funds to build an entire Habitat for Humanity home. And, ConAgra Foods' employees have volunteered their time in the construction of those homes, helping to put families into decent, affordable housing. The ConAgra Foods Foundation also has helped to fund Habitat for Humanity homes in Jonesboro, Ark.; Longmont, Colo.; Canton, Ga.; Marshall, Mo.; Newport, Tenn.; Kennewick, Wash.

**Helping the Environment**

Funding from the ConAgra Foods Foundation to the Iain Nicolson Audubon Center at Rowe Sanctuary on the Platte River Valley in Nebraska will help to conserve and restore habitat for sandhill cranes and other wildlife on the Platte River, and to provide education opportunities for children and adults at Rowe Sanctuary. Rowe's programs are national in scope; the Center hosted over 16,000 visitors during its first six months.

The ConAgra Foods Foundation funding to The Nature Conservancy has provided a breakthrough in conservation action on the Platte River, demonstrating alternative farming practices that afford significant benefits to the natural resources along the river while keeping the land in production.

**Downtown Omaha Development**

ConAgra Foods is a longtime leader in downtown development in our hometown of Omaha, Nebraska. ConAgra Foods is a leading donor to Omaha's most significant new projects, including a new convention center and arena and a new Performing Arts Center.

To learn how your organization may benefit from support by the ConAgra Foods Foundation, please visit ConAgra Foods Foundation Guidelines





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13 MILLION KIDS LIVE IN HOUSEHOLDS THAT DO NOT HAVE AN ADEQUATE SUPPLY OF FOOD.*
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## WHAT WE DO

Corporate responsibility has always been a priority of the ConAgra Foods Foundation. Through ConAgra Foods' Feeding Children Better Foundation, the company has focused its long history of giving and channeled it to make a deep and lasting impact on an issue that is important to its consumers, employees, customers and communities – child hunger.

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"Both obesity and hunger require solutions that include regular access to nutritionally adequate food."

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"**ConAgra Foods believes no child should grow hungry.** That's why we developed Feeding Children Better, the nation's largest corporate initiative dedicated to fighting child hunger. In the past five years we've opened over 150 Kids Cafes serving millions of meals annually, funded more than 120 trucks to help food banks get food to the people who need it, and built stronger communities of people fighting this issue. **ConAgra Foods is privileged to conduct our business in a country with abundant resources and compassion. We're working hard to help develop the common will to solve this problem.**"

*Anita Wheeler*
*President, ConAgra Foods Feeding Children Better Foundation*

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# ConAgra Foods Foundation Guidelines

**Areas of Emphasis**

Our mission is to improve the quality of life in communities where ConAgra Foods employees work and live. We focus our resources in these areas: Arts and Culture; Civic and Community Betterment; Education; Health and Human Services; Hunger, Nutrition and Food Safety.

ConAgra Foods is a multi-faceted company operating in many communities across the United States. A listing of all locations is not available. To find out if your organization has a ConAgra Foods facility nearby, please consult your local phone directory or contact your Chamber of Commerce.

Because of ConAgra Foods' major commitment to fighting child hunger in America, there is limited funding available for other new initiatives. Grant proposals will be accepted, however, from organizations meeting these criteria:

- Organization must have IRS 501(c)3 tax-exempt status.
- Organization must have been in existence for at least one year.
- Organization or project must provide a solution for specific community needs.
- Organization must be well-managed, fiscally responsible and demonstrate success in meeting goals.

**Areas Not Considered for Funding**

The ConAgra Foods Foundation does not make grants to the following:

- Individuals
- Fund-raising and testimonial events/dinners, including tickets, silent auctions, raffles, telethons, etc.
- Product or in-kind donations
- Organizations with a limited constituency, such as clubs or fraternal or social organizations
- Religious organizations for religious endeavors
- Support for travel or tours for individuals or groups
- Advertising for any purpose
- For-profit organizations

**Areas Generally Outside ConAgra Foods Foundation Guidelines**

The ConAgra Foods Foundation generally will not consider:

- Organizations or causes that do not impact ConAgra Foods communities
- Endowment funds or grant-making organizations
- Conferences, seminars, workshops, symposia, or publication of proceedings
- Grants totaling more than 10 percent of the organization's campaign goal, annual budget or project budget, whichever is smaller


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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

- Funding a program or project beyond three years
- Elementary or secondary educational institutions, both public and private
- Underwriting sponsorship of radio or television programming
- Emergency operating support
- Support for athletic teams or events

**An Organization's Request for Funds Should Include:**

- A statement of the organization's objectives
- Concise description of proposed use and primary objectives of the grant
- If applicable, how the grant will improve the quality of life in a ConAgra Foods community
- ConAgra Foods employee involvement, if any
- Brief history of achievements
- List of officers and directors
- Written evidence of tax-exempt status defined under section 501(c)3 of the Internal Revenue Code
- Most recent financial statements, preferably audited
- A list of major funders of the organization or project and amounts contributed and/or pledged by those funders
- If applicable, budget for proposed project

## CONAGRA FOODS FOUNDATION DEADLINES

ConAgra Foods Foundation grants are announced quarterly. Proposals must be received by the last working day of January, April, July and October. Decisions are generally made and communicated within eight to ten weeks of the submission deadline.
Written requests for funding (no phone, fax, or e-mail requests, please) should be addressed to:

**The ConAgra Foods Foundation, CC-304**
**One ConAgra Drive**
**Omaha, NE 68102-5001**




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# Serving Our Communities

Feeding Children Better... because no child should grow hungry

For those of us living in America, especially in our nation's breadbasket, it is unthinkable that anyone should go hungry... especially children. Yet, U.S. Department of Agriculture statistics point out that 12 million American kids are fighting hunger each year. Studies show that hunger is a root cause for many of the problems young people face today, ranging from problems concentrating in school to conduct after school.

As a food leader in North America, we consider this problem a meaningful challenge. Through the ConAgra Foods Feeding Children Better initiative, our efforts are directed at three areas: safe havens for children to get nourishing meals, overcoming logistics hurdles for food banks and public awareness.

- **Safe Havens**
  Aimed at getting food directly to hungry children, ConAgra Foods is working with America's Second Harvest and its national network of food banks and food-rescue organizations to fund Kids Cafes — safe havens where children can get nourishing meals and snacks as well as after-school mentoring.

  ConAgra Foods is the national sponsor of the Kids Cafe program and has provided funding to open more than 130 ConAgra Foods Kids Cafes across America. ConAgra Foods is committed to providing support for more new Kids Cafes in 2004, and to provide grants to strengthen and/or expand existing Kids Cafes.

- **Getting Food to Hungry Families**
  Through a ConAgra Foods-funded Rapid Food Distribution System — a computerized nationwide inventory and trucking system — food banks are able to get food to hungry families and children faster and cheaper. One of the biggest logistics hurdles for food banks is to procure and distribute food efficiently. By the end of 2003, ConAgra Foods had donated trucks to more than half of the 217 America's Second Harvest food banks in the United States. The Rapid Food Distribution System has the potential to reclaim up to 200 million pounds of food available for donation to the hungry every year, which otherwise would be discarded.

- **Raising Awareness**
  Public awareness of the hidden problems of child hunger is critical in giving our nation's children every chance to succeed. The ConAgra Foods Feeding Children Better program and America's Second Harvest have partnered with the Ad Council in creating a multi-media campaign about child hunger. Launched in 2001, the campaign is expected to run for several years and is aimed at helping Americans understand the hidden nature of child hunger in our communities.


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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

Across ConAgra Foods, our people and plants have embraced this effort with thousands of donated hours and food items. For more information, please visit www.feedingchildrenbetter.org.


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# Serving Our Communities

Foundation Community Service Awards Go to 14 Organizations

The 13-year anniversary of the ConAgra Foods Foundation Community Service Awards demonstrates ConAgra Foods long tradition of contributing to communities where our employees live and work. Company employees from across the country nominated more than 50 nonprofit organizations outside the Omaha area to receive this annual award.

With their work cut out for them, the Foundation and this year's panel of volunteer judges awarded $200,000 to 14 nonprofit groups that positively impact the quality of life in communities where employees work and live. The winners - all IRS 501(c)(3) tax-exempt organizations are well-managed, results-oriented groups. In addition, other factors the panel considered included:

- the positive impact the organization has on the surrounding community and
- the degree to which the local ConAgra Foods facility - and its employees - are involved in the work of the organization.

Congratulations to the winners, and to the employees who nominated them. This year's winners are —

- **Agape Distribution Sidney, OH** $20,000 to purchase and install a new 360 square foot, walk-in refrigerated cooler unit to dispense food products, fresh produce and dairy products directly to those in need. (Nominated by Frozen Foods Ingredients)
- **Altrusa International Clovis, NM** $10,000 to the Food Bank of Eastern New Mexico for repair and maintenance of delivery trucks to transport food and a new computer for Meals on Wheels to facilitate meal distribution. (Nominated by Food Ingredients)
- **C.L.A.R.O. (Centro Latino de Apoyo, Recursos y Oportunidades) Marshall, MO** $15,000 to improve health education, expand English as a second language classes, provide GED and citizenship resources to enable Latino's to participate successfully in the community. (Nominated by Frozen Foods)
- **Cosby Volunteer Fire Department Cosby, TN** $15,000 to support volunteer fire and rescue operations by purchasing protective equipment, portable radios for communications and exhaust fans for smoke clearance. (Nominated by Grocery Foods)
- **Madison County Child Development Center Huntsville, AR** $5,000 to provide reliable, caring, affordable and safe childcare for children in the Huntsville, AK area. (Nominated by Refrigerated Foods)
- **Mid-Valley Neighborhood Improvement Association St. Charles, IL** $20,000 to provide funds for emergency home repairs for low-income homeowners. Repairs that impact the health and safety of families include inoperable furnaces, plumbing issues, and dangerous wiring. (Nominated by


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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

Refrigerated Foods)

- **Motley Volunteer Fire Department Motley, MO** $25,000 to purchase Self Contained Breathing Apparatus (SCBA) equipment for first responders in emergency situations. (Nominated by Refrigerated Foods)
- **Muscular Dystrophy Association of Indiana Indianapolis, IN** $10,000 to provide support to children who suffer from neuromuscular diseases. A camp setting structures all activities to meet the physical and emotional needs of the children. (Nominated by Refrigerated Foods)
- **Olive Hill Adult Learning Center Olive Hill, KY** $25,000 to provide services to over 1200 Appalachian adults benefiting from basic education, employability training, family literacy and life skills through outreach programs and volunteer library. (Nominated by Refrigerated Foods Group)
- **Open Door Health Center Mankato, MN** $15,000 to continue the outreach medical services in St. James, Minnesota as a primary care clinic offering medical, dental, and prescription medication assistance to the uninsured and uninsured. (Nominated by Refrigerated Foods)
- **Pottsville Volunteer Fire Department Pottsville, AR** $15,000 to purchase Self Contained Breathing Apparatus (SCBA). This is an essential piece of equipment that provides fresh breathable air to protect the firefighters in hazardous conditions. (Nominated by Frozen Foods)
- **Turbot Township Fire Department Milton, PA** $10,000 to purchase and install an electric generator at the fire station. This will maintain operational readiness during times of extended power outages. (Nominated by Grocery Foods)
- **YMCA Macon, MO** $10,000 to replace worn-out treadmills, stationery bikes and elliptical cardiovascular equipment for the health and fitness room. Maintaining good health requires regular exercise. (Nominated by Frozen Foods)
- **Youth Outreach Services Chicago, IL** $5,000 to support supervised, age appropriate recreational activities for at-risk youth who are involved in their crisis, prevention and substance abuse treatment programs. Keeping kids safely occupied and promoting positive social development. (Nominated by our corporate offices in Schaumburg, IL)

ConAgra Foods Community Service Award Winners Archive

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# Serving Our Communities

ARCHIVE — 2004 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **Allen Township Volunteer Fire Department, Allen, Mich.** — Funds will be used to purchase the Jaws of Life. (Nominated by Refrigerated Foods, Quincy, Mich.)
- **Boys & Girls Club of Magic Valley, Twin Falls, Idaho** — Funds will be used for a van to transport kids. (Nominated by Specialty Potato Products, Twin Falls, Idaho.)
- **Corwith Volunteer Fire Department, Corwith, Iowa** — Funds will be used to upgrade warning lights and scene lights for emergency situations. (Nominated by Refrigerated Foods, Britt, Iowa.)
- **Habitat for Humanity, Junction City, Kan.** — Funds will be used to build a three-bedroom home. (Nominated by Refrigerated Foods, Junction City, Kan.)
- **Habitat for Humanity, St. James, Minn.** — Funds will be used to help build a home for a local family. (Nominated by Refrigerated Foods, St. James, Minn.)
- **Hamburg Volunteer Fire & Rescue Department, Hamburg, Iowa** — Funds will be used training and fire and rescue equipment. (Nominated by Snack Foods - Popcorn Division, Hamburg, Iowa)
- **Kids' Pages Cares, Arvada, Colo.** — FFunds will be used to provide educational, emotional, and environmental support to disadvantaged and neglected kids. (Nominated by Food Ingredients, Commerce City, Colo.)
- **Macon County Rescue Squad, Macon, Mo.** — Funds will be used to provide proper equipment and qualified staffing for all rescue operations. (Nominated by Frozen Foods, Macon, Mo.)
- **Madison County Single Parent Scholarship Fund, Huntsville, Ark.** — Funds will be used to provide incentive scholarships to economically disadvantaged single parents pursuing a diploma or degree. (Nominated by Refrigerated Foods, Huntsville, Ark.)
- **Mason City Youth Hockey Association, Mason City, Iowa** — Funds will be used for family and youth activities in Northern Iowa. (Nominated by Refrigerated Foods, Mason City, Iowa.)
- **Midtown Educational Foundation, Chicago, Ill.** — Funds will be used to support at-risk teenage youth through educational programs. (Nominated by Refrigerated Foods, Downers Grove, Ill.)
- **New England Learning Center for Women in Transition, Turners Falls, Mass.** — Funds will be used for community education programs on domestic violence. (Nominated by Light Life- Ventures Development, Turners Falls, Mass.)
- **Owendale Fire Department, Owendale, Mich.** — Funds will be used to replace two outdated tankers and increase the safety of the firefighters. (Nominated by Food Ingredients, Owendale, Mich.)
- **Shelby County Fire Department, Sidney, Ohio** — Funds will


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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

be used to purchase personal protective equipment. (Nominated by Frozen Foods, Sidney, Ohio.)

- **South County Compassion Center/City Team, Gilroy, Calif.** — Funds will be used to provide food, clothing, and social services to areas poorest families. (Nominated by Food Ingredients, Gilroy, Calif.)
- **Wishing Star Foundation, Pasco, Wash.** — Funds will be used for programs to support terminally ill children. (Nominated by Specialty Potato Products, Richland, Wash.)

**ARCHIVE — 2003 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:**

- **Albion Medical, Inc., Albion, Ill.** — To help upgrade the current facilities so that the clinic can serve more people who do not have access to health care.
- **American Red Cross of Upper Northumberland City, Milton Pa.** — To help purchase a van in which to deliver food.
- **Carthage Fire Department, Carthage Mo.** — To help upgrade the department's Jaws of Life apparatus and to purchase additional equipment, such as a ventilator hose and a generator.
- **Cocke County Foster Parents Association, Newport, Tenn.** — To help provide for some of the critical needs of the state's foster children, since state funds stretch only so far.
- **Danbury Volunteer Fire Department, Danbury, Iowa.** — To help purchase a new pumper fire truck, which will replace one that is 30 years old.
- **Floyd Volunteer Fire Department, Floyd, Iowa** — To help purchase protective outfitting for three firefighters.
- **Hoopeston Volunteer Fire Department, Hoopeston, Ill.** — To purchase a new Jaws of Life apparatus.
- **Idaho Lions Sight and Hearing Foundation, Meridian, Idaho** — To purchase vision screening machines.
- **Long Creek Volunteer Fire Department, Parrottsville, Tenn.** — To purchase a mini-pumper fire truck.
- **Marion Free Medical Clinic, Marion, Ohio** — To provide basic health care to those citizens who have no health insurance.
- **Marshall Community Food Pantry, Marshall, Mo.** — To help purchase food for participants of the Marshall Community Food Pantry.
- **North Franklin Eagle's Nest, Connell, Wash.** — To purchase a thermal imaging camera for a local volunteer fire department.
- **Rossville Area Fire Protection District, Rossville, Ill.** — To help purchase a reconditioned fire truck.
- **Spaulding Township Volunteer Fire Department, Saginaw, Mich.** — To help purchase four breathing apparatuses and four spare air cylinders.
- **St. Joseph's Family Center, Gilroy, Calif.** — To help purchase food and sundries for the participants of St. Joseph's Family Center.
- **Umatilla-Morrow Head Start, Inc., Hermiston, Ore.** — To assist the organization's "Free to Grow" initiative, which provides family and community programs that focus on substance abuse prevention and child abuse prevention.

**ARCHIVE — 2002 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:**

- **American Red Cross County Chapter, Lewisburg, Pa.** — To help purchase an emergency generator for the chapter.
- **Athens Area Child Abuse Prevention Council, Bogart, Ga.** — To assist with community education and outreach to prevent child abuse.
- **Boys & Girls Club, Bentonville, Ark.** — To purchase a new kitchen, and support feeding and nutrition programs for all club locations.
- **Cherokee Learning Center, Canton, Ga.** — To purchase software to support GED and English-as-a-second-language classes.
- **Crisis Center, Inc., Grand Island, Neb.** — To fund the opening of a domestic violence shelter.
- **Elbert Family Connection, Elberton, Ga.** — To support programs for at-risk youth and families.
- **Grape Community Hospital, Hamburg, Iowa.** — To purchase exercise equipment for a community wellness program.
- **Habitat for Humanity, Jonesboro, Ark.** — To help build a local home for an at-risk family.
- **Habitat for Humanity, Richland, Wash.** — To help build a local home for an at-risk family.
- **Lake Cities United Methodist Church, Lake Dallas, Texas** — To support a community food pantry.
- **Lighthouse Shelter, Marshall, Mo.** — To help build a new shelter for victims of domestic violence and their children.
- **Moorefield Active Caring, Moorefield, W. Va.** — To fund a new building to house a food pantry and other programs.
- **My Sister's Place, Gainesville, Ga.** — To help support programs for homeless women and children.
- **River Valley Shelter for Battered Women and Children, Russellville, Ark.** — For transportation and medical care for battered women and children.
- **Rossville Community Ambulance Service, Rossville, Ill.** — For equipment and training for emergency medical teams.
- **St. James Volunteer Ambulance Service, St. James, Minn.** — For a defibrillator for emergency rescue operations.
- **West Chicago Police Department - Neighborhood Resources, West Chicago, Ill.** — To support two neighborhood community centers in West Chicago.
- **West Hancock Ambulance Service, Britt, Iowa.** — For CPR equipment for training classes.
- **Woden Volunteer Fire Department, Woden, Iowa.** — To help purchase water tanker equipment.

ARCHIVE — 2001 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:

- **Aldridge Tabernacle Food Pantry, Marshall, Mo.** — To provide funds to purchase a computer, software and printer, food storage bins and to improve food bank operations and service given to clients.
- **Central Valley FEAT (Families for Effective Autism), Salida, Calif.** — To support families of children with autism by providing a six-week program that teaches the children new skills helping them function in society.
- **Chickasaw County Rescue Squad, New Hampton, Iowa** — To assist funding for a new rescue vehicle.
- **Community Pantry of San Benito County, Hollister, Calif.** — To purchase food for distribution to clients and keep delivery vehicles operating.

- **Corwith Volunteer Ambulance Service, Corwith, Iowa** — To provide funding for a defibrillator for cardiac emergencies.
- **Imperial Jaycees/Imperial Community Foundation, Imperial, Neb.** —To help purchase playground equipment for a city park and to start a high school senior scholarship fund.
- **Kanawha Community Fire Department, Kanawha, Iowa** — To help fund construction of new fire station for this volunteer fire department.
- **Loretto Fire Department and EMS, Cullman, Ala.** — To help fund construction of a fire station.
- **Midtown Educational Foundation, Downers Grove, Ill.** — Funding will support a program to empower economically disadvantaged parents in the Chicago area to become self-sufficient, productive and positive contributors to society and their families.
- **Milton Fire Department, Milton, Pa.** — To provide funding to purchase a thermal imaging camera.
- **Natchitoches Habitat for Humanity, Natchitoches, La.** — To help purchase materials for a house being built by ConAgra Foods volunteers.
- **SAFEchild (Stop Abuse for Every Child), Raleigh, N.C.** — To provide funding for the Nurturing Program for abused, neglected or at-risk children and their parents.
- **The Gary Center, LaHabra, Calif.** — Funding will help provide low-cost, community-based services such as ESL, literacy and parenting classes to families and individuals working toward self-sufficiency.
- **The Greeley Transitional House, Greeley, Colo.** — Funding to provide lodging and support services to homeless families with children.
- **Tri-City Union Gospel Mission, Pasco, Wash.** — To update shelter kitchen facilities that provides meals to homeless, low-income, refugee and working poor families.
- **Turkey Creek Volunteer Fire Department, Holly Ridge, N.C.** — To provide funds for purchase of a new pumper truck.

**ARCHIVE — 2000 CONAGRA FOODS COMMUNITY SERVICE AWARD WINNERS:**

- **Britt Volunteer Fire Department, Britt, Iowa** —To provide an updated and high-capacity Compressed Breathing Air System allowing firefighters to respond to emergencies more effectively.
- **Cherokee County Habitat for Humanity, Woodstock, Georgia** —To provide funds to construct a residential home which will be co-built by ConAgra Foods volunteers and the future homeowners.
- **Cherokee County Senior Services, Canton, Georgia** —To provide hot meals to homebound elderly.
- **Court Approved Special Advocates, Orange, California** — To support the recruitment, training and supervision of volunteers to work with abused and neglected children awaiting assignment of a court-appointed advocate.
- **Families Helping Families, Downers Grove, Illinois** —To support operations including housing, mentoring, educational opportunities, and job placement for homeless and indigent women and their children.
- **Goodwill Industries of Northwest Ohio, Perrysburg, Ohio** —To help purchase a van to be used in transporting clients to various community services and work sites.
- **Habitat for Humanity of Wantonwan County, St. James, Minnesota** —To support the construction, by ConAgra Foods

volunteers and future homeowners, of two residential homes in the St. James area.

- **Hardy County Child Care Center, Moorefield, West Virginia** —To fund facility expansion to accommodate additional infants and children in a preschool program.
- **Hyrum Fire and EMS, Hyrum, Utah** —To help purchase a fire/medical trailer and equipment to aid in responding to industrial and mass casualty situations.
- **KLM Boys and Girls Club, Columbia, Maryland** —To help obtain a new facility and administrative equipment lost in a recent fire.
- **Lazarus House, St. Charles, Illinois** —To help fund construction of emergency shelter, dining, sleeping and counseling spaces.
- **Macon County Ministries, Macon, Missouri** —To help purchase a walk-in freezer and cooler for the organization's food shelf program.
- **Outward Bound Adventures, Pasadena, California** —To support outdoor environmental learning programs for urban youth.
- **Pleasant Hill Fire Protection District, Pleasant Hill, Illinois** —To help support the community's fire protection, emergency medical services, rescue services and hazardous materials response unit.
- **Safe Jonesboro Coalition, Jonesboro, Arkansas** —To support a program that installs working smoke alarms in the homes of high-fire-risk neighborhoods.
- **Safe Place, Inc., Dumas, Texas** —To help fund renovation of a domestic-abuse shelter that will increase client capacity by 100 percent.
- **Wesley Fire Department, Wesley, Iowa** —To help purchase a new pumper truck.
- **Wolf Point 100 Club, Wolf Point, Montana** —To help provide therapeutic whirlpool tubs for elderly patients at the community's nursing home.


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# Sustainable Development

Here at ConAgra Foods, business success and protecting the environment are not an either/or proposition. The guiding principle behind our sustainable development program, "Doing well by doing good", sums it up perfectly. By reducing waste, we can improve our operations and benefit the environment at the same time. By continuously exploring ways to be more efficient in our use of resources and materials, we can reduce costs, improve margins, protect the environment and benefit our communities.

ConAgra Foods' sustainable development program represents an ongoing, grassroots effort to improve processes in ways that cut waste, increase use of recycled materials, conserve energy and water, keep the air clean, and protect the land. The ConAgra Foods Sustainable Development Council, a group that includes representatives from across the company, has supported program goals by facilitating the exchange of knowledge, techniques and expertise to enhance environmental stewardship since its establishment in 1992.

We encourage every employee to submit suggestions to improve performance; hundreds do so every year. The Council recognizes the most innovative and effective ideas with the annual ConAgra Foods Sustainable Development Awards. Click here for 2005 award winners.

Since the beginning of our sustainable development program more than a decade ago, our emphasis has been on achieving real, measurable results. We're proud of our performance — click here for 2005 environmental project results.


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# Sustainable Development Program

As a group of citizens who help feed the world and live in the same neighborhoods as our consumers, ConAgra Foods believes that conducting a profitable business in ways that are sensitive to the environment is the only way to do business. "Do Well by Doing Good" is the guiding principle that has led us to build a significant and effective Sustainable Development program. Our initiatives have included:

- water and energy conservation
- prevention of air pollution
- waste reduction and recycling
- land management protection and enhancement

ConAgra Foods is proud of our combined accomplishments. Through the diligent efforts and ingenuity of thousands of our employees, both environmental stewardship and business have flourished due to improvements in production processes and new technologies. During 2004, ConAgra Foods environmental projects collectively:

- reduced landfill waste by 27,969 tons,
- saved 856.3 million gallons of water,
- cut electrical use by 24.0 million kwh,
- cut natural gas use by 3,186,632 therms,
- reduced packaging material used by 5,401 tons, and
- saved ConAgra Foods $12.7 million in operational costs.

So the real winners of ConAgra Foods Sustainable Development program are not only our employees who make good things happen, but also our communities and neighborhoods that benefit from ConAgra Foods' environmental commitment. After all, protecting and conserving our natural resources for generations to come is what our Sustainable Development program is all about.

ConAgra Foods annually honors its operating groups and employees with the ConAgra Foods Sustainable Development Awards. These Awards recognize stewardship and innovation in protecting the environment, while also achieving outstanding business performance. If you would like to review ConAgra Foods' latest award winning projects, please click here: 2005 Environmental Awards.

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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

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AIR, LAND AND WATER

ConAgra Foods' commitment to sustainable development protects the environment within and around our facilities.

**Air**

ConAgra Foods' exacting, clean-air standards help our facilities operate within stringent federal and state guidelines that protect human health and the environment. Where clean-air regulatory permits govern ConAgra Foods operations, we diligently work to ensure that air emissions are within permitted limits, and are often even better than required.

Today, innovative technology and improved production processes prevent unwanted releases into the atmosphere. New technology also will be employed in the future to help further attain our progressive air pollution reduction and prevention goals.

Energy conservation and the use of environmentally friendly energy resources lead to reduced air emissions.

**Land**

Our commitment to stewardship of the land is noteworthy. ConAgra Foods helps farmers grow and protect their crops and take their harvest to market. We process the ingredients to feed people. While doing so, we understand the need to protect and enhance the land that gives us all so much.

For example, our land management efforts include recycling to reduce waste sent to landfills, and protecting and enhancing wetlands for their environmental value. ConAgra Foods' environmentally sensitive stewardship of the land is, and will continue to be, a business priority.

**Water**

Some ConAgra Foods processing facilities have on-site wastewater treatment processes that effectively and efficiently remove unwanted waste byproducts from the water we use. The water is then sent to municipal water treatment facilities for additional cleaning. We only borrow this valuable natural resource.

When our work is finished, water is returned to the natural environment clean and free of harmful pollutants. Our dedication to food safety, water conservation, and wastewater treatment through innovation guides our use of water.

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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

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Hunt's









# 2005 Environmental Awards

ConAgra Foods and its Sustainable Development Council congratulate all the 2005 Award Applicants for their outstanding efforts to achieve results in business, conservation and environment sustainability. The following are summaries of the award-winning projects (by category) as presented at the 2005 ConAgra Foods Annual Sustainable Development Conference.

## BUILDING ON BEST PRACTICES

- **ConAgra Foods Retail Products -- Frozen Foods**
  **Troy, Ohio**
  By using an air impingement process, the plant can more efficiently perform precooling of pizza and dramatically reduce the amount of nitrogen used to cool product.
- **ConAgra Foodservice -- Specialty Potato Products**
  **Park Rapids, Minnesota**
  The plant improved water quality, reduced water usage and Biological Oxygen Demand (BOD), and provided a saleable byproduct by separating the starch from the water in their potato-cutting system.

## CLEANER PRODUCTION PROCESSES

- **ConAgra Foods Retail Products -- Frozen Foods**
  **Sidney, Ohio**
  By replacing a waterfall applicator with a triggered spot applicator for the oil used in pizza production, a reduction in oil usage has occurred that also increased product quality and plant safety.
- **ConAgra Foods Retail Products -- Grocery Foods**
  **Newport, Tennessee**
  It was determined that by reducing the temperature and increasing the residence time, a more consistent bean moisture could be achieved, which reduced the amount of bean spillage and therefore the amount sent to the landfill.

## ENERGY REDUCTION & USE

- **ConAgra Foods Retail Products -- Grocery Foods**
  **Oakdale, California**
  This project combined three efforts: to reduce natural gas input costs, capture and utilize wasted process steam, and reduce the use of process steam in the T-60 evaporation system.
- **ConAgra Foods Retail Products -- Grocery Foods**
  **Trenton, Missouri**
  Several teams investigated savings opportunities involving water, natural gas, and electrical usage by using waste heat and modifying existing operations to gain more efficiency.
- **ConAgra Foods Retail Products -- Grocery Foods**
  **Memphis, Tennessee**



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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

The purchase of several pieces of equipment such as capacitors and a vacuum pump, along with implementation of a variety of steam usage initiatives, reduced water, electricity, and natural gas use at the plant.

- **ConAgra Foods Retail Products -- Grocery Foods**
  **Newport, Tennessee**
  In a successful effort to reduce electricity and natural gas usage at the plant, boiler economizers were installed to capture flue gases, numerous minor air leaks were repaired, and two new air compressors were also installed to replace natural gas heaters.
- **ConAgra Foodservice -- Specialty Potato Products**
  **Taber, Alberta, Canada**
  To reduce energy use, the plant installed an anaerobic digestion system that consumes relatively low amounts of energy and produces methane gas that is utilized as a low-cost, environmentally sound energy source.

PACKAGING & GREEN MARKETING

- **ConAgra Foods Retail Products -- Grocery Foods**
  **Menomonie, Wisconsin**
  While maintaining structural integrity, the plant reduced landfill waste by using thinner plastic pudding cups.

RECYCLING & SOLID WASTE MANAGEMENT

- **ConAgra Foods Retail Products -- Grocery Foods**
  **Sylvester, Georgia**
  Instead of sending peanut waste to the landfill, peanut skins are now sold as a protein source for animal feed, and floor sweepings and other rejects are sold to make wild bird food.

WATER CONSERVATION & WASTEWATER TREATMENT

- **ConAgra Foods Retail Products -- Refrigerated Foods**
  **Lincoln, Nebraska**
  The plant reduced water by adjusting an existing shower system used to cool hams. The new system has better product coverage and uses less water.
- **ConAgra Foodservice -- Culinary Products**
  **Helm, California**
  By collecting the condensate during the tomato paste evaporation process, the plant can re-use it for boiler make-up water.

BEST NEW TECHNOLOGY

- **ConAgra Foods Retail Products -- Refrigerated Foods**
  **Mason City, Iowa**
  The plant gained great efficiency and reduction in water usage by installing a new ham cook and chill system that utilizes separate storage tanks outside the facility to maintain reusable water at the appropriate temperatures for the continuous process.

SPECIAL RECOGNITION AWARD

- **ConAgra Food Ingredients -- Specialty Ingredients**
  **Gilroy, California**

Although the plant did not cause the perchlorate contamination, it needed to be corrected to continue efficient operations. Levels have been lowered to a nondeductible range through an ion exchange system.

SPIRIT OF SUSTAINABLE DEVELOPMENT AWARD

- **ConAgra Foods Retail Products -- Refrigerated Foods Energy Program**
  Working from a best practices concept, the team conceived and carried out nearly 200 projects in 23 locations across the company, which resulted in considerable savings in energy consumption and costs, including water, electricity and natural gas.


ConAgra Foods


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CONAGRA FOODS SUSTAINABLE DEVELOPMENT COUNCIL

Since 1992, ConAgra Foods' environmental stewardship efforts have been enhanced by an enterprise-wide Sustainable Development Council. The Council, which includes representatives from ConAgra Foods' operating companies, facilitates the exchange of sustainable development, environmental stewardship expertise and innovation.

In addition, the Sustainable Development Council annually recognizes the "Best Of" achievements within ConAgra Foods.

Since the Council's efforts began, the results have been impressive. Tons of wastepaper have been recycled and billions of gallons of water saved. Energy use has been reduced, unnecessary and wasteful product packaging has been eliminated, agricultural land has been protected, and wildlife habitats have been sustained and enhanced.

The diligent efforts of thousands of ConAgra Foods employees around the world and the leadership of the Sustainable Development Council have led to measurable environmental gains, millions of dollars saved and ambitious expectations for tomorrow.

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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.


ConAgra Foods

The Right Kind Of Food Company



# Workplace

**Quick Links**

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Great business performance starts with a great workplace. And a great workplace grows from a company's culture.

Culture is embedded in the collective attitudes, priorities and efforts of a company's people. As such, culture is expressed in policies, practices and programs that create a safe, supportive environment where people can develop and grow; where individuals of unique talents and backgrounds can, through a system of shared beliefs, make a meaningful contribution to the success of the company.

We are dedicated to building a great workplace by encouraging a culture of safety, a culture of diversity and inclusion, and a culture of wellness, supported by a clear Code of Conduct and strongly shared Values and Beliefs.

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# Safety

**Quick Links**

Overview | **Safety** | Diversity | Wellness | Excellence |

Throughout ConAgra Foods, workplace safety is more than a priority. It's a commitment that must be ingrained in everything we do, every single day. Our objectives are clear: prevent injuries and illnesses; continuously assess ways to improve safety; and achieve uniformity and consistency of best practices across the company.

We're dedicated to promoting safety across our organization through a common, formalized framework and approach. We call it ***Key**Concepts of Safety*.

***Key**Concepts of Safety* defines best practices and integrates them with strategies in three fundamental areas: People, Process and Commitment.

While our work in this area is never finished — one accident, injury or work-related illness is one too many — key performance measures tell us we're on the right track.

ConAgra Foods is proud to have five of our manufacturing locations participating in the Occupational Safety and Health Administration's (OSHA) Voluntary Protection Program (VPP). These locations have achieved safety excellence through teamwork. In addition to this formal recognition, in fiscal year 2005 we had 59 locations that collectively accumulated 15 million labor hours without a lost-time accident.

ConAgra Foods' employees continue to strive toward a goal of zero accidents and injuries.


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A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.




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# Diversity

**Quick Links**

Overview | Safety | **Diversity** | Wellness | Excellence |

Diversity is strength.

We believe strongly in the right of all people, regardless of race, age, color, religion, gender, sexual orientation, national origin, disability, veteran status, or any other characteristic, to have an equal opportunity to excel and contribute to the success of this company.

Diversity is more than the right thing to do — it's the right way to succeed. Having a diverse workforce brings to our company a wide variety of perspectives and talents that strengthen our ability to better serve customers and consumers.

We feed America; we seek to provide the foods America wants. With the broad and diverse base of consumers and customers we serve, having a broad and diverse workforce enables us to serve them more successfully. We are committed to promoting diversity and inclusion at ConAgra Foods. Read our Annual Diversity Report to review a current, comprehensive summary of ConAgra Foods' efforts to build, support and develop a diverse and inclusive culture.

Our commitment extends to supplier diversity as well. It is a priority at ConAgra Foods to provide qualified Minority- and Women-owned Business Enterprises (MWBEs) with opportunities to compete for business with our company. We are steadily pursuing business with more MWBEs.


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# DIVERSITY

*at ConAgra Foods*









*2004 Annual Diversity Report*

ConAgra Foods®

# TABLE OF CONTENTS



Human Resources
One ConAgra Drive
Omaha, Nebraska 68102-5001

Pete Perez
Senior Vice President
Human Resources

## CONAGRA FOODS LEADERSHIP STATEMENT ON DIVERSITY

At ConAgra Foods, we serve a very broad base of customers and consumers. To best serve them, we will create an organizational climate that promotes the values of the unique and diverse variety of our employee, customer and consumer base to promote the values that we all have in common. We will support an organization that:

- **Is supported by management policies that respond to the needs of a diverse workforce, is inclusive and enables the full contribution of every person in the organization.**
- **Reflects the full range of our characteristics in all jobs.**
- **Is responsive and sensitive to diversity among customers, consumers, suppliers and communities in which we work.**
- **Promotes a sense of social responsibility on issues of diversity.**

Managers are expected to act at all times in a manner that values diversity among our employees and customers.

Pete Perez
Senior Vice President
Human Resources

# DIVERSITY AT CONAGRA FOODS

**Overview and Highlights**

In 2004 and continuing today, ConAgra Foods is advancing its position on diversity and inclusion. Most significant in 2004 was the development of a Diversity and Inclusion strategy, which led to the formation of the company's Executive Diversity Council (EDC). This council, composed of senior company executives, provides guidance, support and sponsorship for diversity at ConAgra Foods, while helping drive a diverse culture across the company. The EDC holds the organization accountable for sustained results.

ConAgra Foods expanded its involvement over the last year with national organizations serving diverse communities of interest to ConAgra Foods. For the first time, ConAgra Foods sponsored and participated in the National Urban League's (NUL) national conference. ConAgra Foods is now a member of the Hispanic Association on Corporate Responsibility (HACR). Additionally, ConAgra Foods joined The Conference Board and is active in the Diversity and Inclusion Council as well as the Community and Public Issues Council. This past year, ConAgra Foods also established a relationship with the Women's Foodservice Forum.

For the second year in a row, ConAgra Foods was a silver sponsor and exhibitor at the National Council of La Raza (NCLR) annual conference and was a sponsor of the SER Jobs for Progress national conference. The company continued its partnership with Catalyst in 2004. ConAgra Foods continues to support the ConAgra Foods Black Employees Network (CBEN), which is dedicated to the professional development of its members and the advancement of ConAgra Foods business objectives.

ConAgra Foods is also making significant strides in the area of supplier diversity. Efforts led to the recognition of ConAgra Foods as the "2004 Corporation of the Year" by the Great Plains Minority Business Development Council for the company's commitment to minority business development.

On the recruiting front, ConAgra Foods continues to increase its level of participation with national organizations that focus on specific diverse recruitment such as the National Society of Hispanic MBAs and the National Association of Black MBAs. Generating a diverse pool of candidates for positions at ConAgra Foods is an essential component of the recruitment process.

Advertising is aimed at reaching specific diverse markets, sending the message of diversity and inclusion to potential employment candidates, consumers, customers and vendors. ConAgra Foods in 2004 advertised in such publications as: Black Enterprise, Latina, Working Mother, Hispanic Business, MBE Magazine, Women's Enterprise Magazine, Asian Business News and Hispanic Network Magazine.

Another significant effort launched in 2004 was Human Resources Planning which includes Talent Management and Individual Development Planning. This was launched on the basis of the strong organizational commitment to leveraging internal talent across the company and providing employees an avenue for growth and development in their careers.

Internal communication on the diversity front was also increased in 2004. As part of ConAgra Foods' support of the ConAgra Foods Black Employee Network (CBEN), the company celebrated Martin Luther King Day and Black History Month. The company also works to support local programs that target the African American population in the local Omaha area. The company also celebrated Women's History Month by organizing a panel of three executive women at the company for a question-and-answer session with employees. Hispanic Heritage Month included a Hispanic Marketing expert as a keynote speaker. Black History Month, Women's History Month, and Hispanic Heritage Month were communicated to ConAgra Foods employees through special features on the company's daily news on its intranet site, through special posters and signage, and special events at company headquarters, all to help raise awareness of diversity and inclusion.

ConAgra Foods continues its commitment to U.S. communities that are home to the company's many facilities. In Omaha, Neb., where the company is headquartered, ConAgra Foods representatives serve on numerous committees and boards dedicated to diversity. Community involvement is outlined in detail in this report.

Highlights of ConAgra Foods headquarters' local events include: the Heartland Latino Leadership Conference (HLLC), which attracts participants from several Midwestern states and focuses on leadership and development; and the Urban League of Nebraska, with which ConAgra Foods has several partnerships. ConAgra Foods is represented on the HLLC board and has been the primary sponsor of this organization since its inception five years ago. ConAgra Foods is represented on the board of the Urban League of Nebraska as well. Additionally, partnerships with the University of Nebraska Medical Center and Nebraska Health Systems allow ConAgra Foods to provide the South Omaha community with health screenings at no charge to participants.

**A Word About Our Code of Conduct**

ConAgra Foods maintains and promotes a company-wide Code of Conduct policy. The Code of Conduct is furnished to every employee and is posted on the company's portal. The Code of Conduct outlines ConAgra Foods' expectations of its employees — insisting on the highest standards of integrity and ethical behavior.

In addition, the policy encourages employees to report any behavior that violates the Code of Conduct. Employees may report such concerns to ConAgra Foods' Business Standards Officer; senior vice president, Human Resources; senior vice president and controller; or the company's general counsel. The names, phone numbers and e-mail addresses of these individuals are listed in the Code of Conduct booklet.

# INTRODUCTION

**Equal Employment Opportunity**

Reinforcing the company's drive for diversity and inclusion, the Corporate Equal Opportunity Employment Policy is an inclusive document that represents the model for ConAgra Foods' business segments. The senior vice president of Human Resources is responsible for monitoring equal employment opportunity (EEO) at the corporate level. In each of the business segments, the respective Human Resources vice president is responsible for monitoring and upholding EEO standards.

ConAgra Foods

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TO: ALL EMPLOYEES

SUBJECT: EQUAL OPPORTUNITY EMPLOYMENT

This is to confirm my full support of ConAgra Foods' long standing commitment to comply with the letter and spirit of the laws, executive orders and regulations on the subject of equal employment opportunity.

It is the responsibility of each ConAgra Foods manager and employee to take whatever affirmative action is necessary to ensure that all applicants and employees are treated equally in all phases of employment without regard to race, age, color, religion, sex, national origin, disability, veteran status or other protected status covered by local or state law. Discrimination or harassment on the basis of these factors has no place at ConAgra Foods. All managers and employees are charged with the responsibility of preventing or eliminating such abuses should they be found to exist. Affirmative actions will be used to ensure that only bona fide job-related requirements and procedures are used with regard to recruitment, employment, promotion, transfer and discipline, including termination, compensation, benefits, demotion, layoff, training and educational programs.

ConAgra Foods' senior vice president, Human Resources, has accountability for the development, implementation and periodic audit of ConAgra Foods' affirmative action programs for the corporate headquarters. The senior manager at each ConAgra Foods facility has similar responsibilities at the local facility level.



Bruce Rohde
Chairman and Chief Executive Officer

## About This Report

The purpose of this report is to summarize the efforts ConAgra Foods is making to build, support and develop an inclusive culture, enabling people of all backgrounds to apply their skills and abilities for the benefit of employees, customers, consumers and shareholders.

**Efforts to build a diverse workforce are reported in four strategic categories:**

| | |
|---|---|
| *Community Affairs and Philanthropic Giving* | Includes charitable giving through the ConAgra Foods Foundation in addition to active participation in local and national organizations in support of ConAgra Foods' workforce includes corporate memberships and sponsorships, financial assistance, product donations and employee volunteers. |
| *Recruiting and Hiring Efforts* | Incorporates all aspects of recruiting and hiring, as well as involvement in local and national organizations that support the advancement of a diverse workforce. |
| *Work Life and Wellness Initiatives* | Comprises activities and programs designed to help employees maintain a healthy balance between their work, personal and family lives. |
| *Training and Education Programs* | Encompasses all programs and activities that support the development of job skills and career advancement. |

This document includes activity and involvement in the four strategic categories mentioned above and is reported according to the ConAgra Foods organizational structure which includes three business segments: Retail, Foodservice, and Food Ingredients. For more information on ConAgra Foods' structure, markets, products or financial performance, visit www.conagrafoods.com.

***Working with organizations that touch employees, consumers, customers, vendors and shareholders helps ConAgra Foods reach out to diverse groups in communities where ConAgra Foods employees live and work. At the same time, these efforts allow ConAgra Foods to impact communities in positive ways. Through memberships and sponsorships, financial and product donations and employee volunteers, ConAgra Foods opens doors to strengthen its commitment to diversity with employees and expand this pledge into the community.***

ConAgra Foods is active in a number of local and national organizations that support diversity initiatives through corporate memberships, event sponsorships, board involvement, product donations, employee volunteers and financial contributions via the ConAgra Foods Foundation and Corporate Community Affairs.

**National:**

*Community Advocacy and Support*

**National Council of LaRaza (NCLR) (Washington, D.C.)** – ConAgra Foods is a major sponsor of NCLR's National Conference.

**SER Job for Progress** – Participation and support of its national conference.

**National Urban League** (NUL) – Participation and support of its national conference.

**National Business and Disability Council (Albertson, N.Y.)** – ConAgra Foods takes part in this council that promotes the employment of people with disabilities.

**Alliance for Work/Life Progress** (AWLP) **(Scottsdale, Ariz.)** – ConAgra Foods is a member of this organization that promotes the development and advancement of work/life effectiveness.

**National Hispanic Corporate Council** – ConAgra Foods is a member and active participant in this organization that serves as a resource of collective expertise, education and counsel in both reaching the Hispanic community and leveraging internal talent.

**Hispanic Association on Corporate Responsibility** (HACR) – A coalition of the 11 largest and most influential national Hispanic organizations whose mission is to ensure the inclusion of Hispanics in corporate America at a level commensurate with their economic contributions.

**ConAgra Foods Feeding Children Better Foundation** – Funds "Feeding Children Better," the nation's largest corporate initiative dedicated solely to fighting childhood hunger in America. Accomplishments of Feeding Children Better include:

- **opening more than 130 Kids Cafés**, after-school programs where kids can get free, nutritious meals, in low-income neighborhoods across the United States,
- **funding computerization** across the national network of food banks to improve efficiencies in the charitable food distribution system,
- **buying trucks** for more than 100 food banks,
- **sponsoring a national public awareness campaign** on the problem of U.S. child hunger in cooperation with the Ad Council – "Hunger. A choice no one should have to make," and
- **funding Kids Cafés (through employee donations)** located in Omaha, Neb., at facilities such as: Heartland Family Service, Hope Center, Salvation Army Omaha North Corps and Camp Fire USA Midlands Council.

*Research and Policy Development*

**Catalyst (New York)** – ConAgra Foods is a member of this national organization, which is the leading research and advisory organization working with businesses to expand opportunities for women in the workplace.

**Conference Board** – ConAgra Foods is a member of this national organization. Additionally, ConAgra Foods actively participates in its Diversity and Inclusion council and the Community and Public Issues Council.

**Equal Employment Advisory Council (Washington, D.C.)** – ConAgra Foods is a member company of this council dedicated to the development of programs and practices aimed at the elimination of workplace discrimination.

**Industry Liaison Group (ILG) (National and Local)** – ConAgra Foods is a founding member of the group in Omaha that works with the Department of Labor (OFCCP) and other companies to advance affirmative action programs.

**Labor Policy Association (Washington, D.C.)** – ConAgra Foods is part of this group that provides in-depth information, analysis and advocacy for national labor and employment policy to advance Human Resources goals and objectives.

**Employment Policy Foundation (Washington, D.C.)** – ConAgra Foods participates in this foundation that promotes constructive change in national employment policy.

*Leading the way toward an inclusive culture and a diverse workforce, Corporate Headquarters helps ensure equal employment opportunity (EEO) and facilitates affirmative action (AA) company wide.*

**Local:**

**Urban League of Nebraska** – ConAgra Foods partners with and supports this organization through various partnerships and board representation.

**Heartland Latino Leadership Conference** – For the fifth year, ConAgra Foods was the main sponsor of this conference to promote Hispanic/Latino awareness in the community, professional growth opportunities and access to community service agencies in Nebraska and the upper Midwest.

**Prejudice Elimination Workshop** – The Director of Workforce Diversity volunteered to be a facilitator of this annual workshop for high school juniors, which focuses on educating young adults to recognize and eliminate prejudice.

**National Conference for Community and Justice (NCCJ) Walk As One Diversity Walk (corporate sponsor)** – ConAgra Foods supported this activity in support of diversity in the Omaha/Council Bluffs, Iowa, community.

**Partnership for Community Wellness (ConAgra Foods and the University of Nebraska Medical Center)** – partnering to bring health screenings to the South Omaha community free of charge.

**Annual Governors Summit on Workforce Development** – ConAgra Foods sponsored this organization's fifth annual conference.

**Martin Luther King Jr. Luncheon** – celebrating the life of Dr. Martin Luther King Jr.

**Boys and Girls Clubs of Omaha** – for positive programs for boys and girls, many of whom are minorities.

**Camp Fire Boys and Girls** – for Niños en Acción (bilingual program for Hispanic children) and Action Pact (after-school mentoring program).

**El Museo Latino** – for exhibits and general operating expenses and class fees for children attending courses in art, dance, drama and music.

**Nebraska Food Bank Network** – for general fund raising and development, an annual food drive and for hunger-relief efforts across Nebraska.

**100 Black Men of Omaha** – for activities directed toward positive role modeling.

**Family Service** – ConAgra Foods provides six holiday food baskets annually to minority economically disadvantaged families.

**United Negro College Fund** – for African American students from Omaha attending historically black colleges.

**National Association for the Advancement of Colored People (NAACP) "Freedom Fund" Dinner (corporate sponsor)** – recognizing achievements at the annual NAACP Leadership and Training Conference for the Midwest region.

**Brush Up Nebraska (corporate sponsor)** – painting the homes of low-income people in South and North Omaha each year.

**Executive Service Corps of Chicago** – for volunteer executives working in low-income neighborhoods in Chicago.

**Literacy Center of the Midlands** – for literacy education for adults including special English-as-a-Second-Language classes for Spanish-speaking women.

**Nebraska Special Olympics** – for athletic competition.

**Radio Talking Book Services** – organization serving visually impaired Omaha, Neb., residents.

**Christ Child Center** – Through this center's initiatives, hundreds of ConAgra Foods employees donate wrapped gifts during the holiday season to the low-income, at-risk children in North and South Omaha.

*The ConAgra Foods Foundation focuses its resources in: Arts and Culture, Civic and Community Betterment, Education, Health and Human Services, Hunger, Nutrition and Food Safety.*

**Greater Omaha Tri-County Workforce** – ConAgra Foods is active in this organization with an employee serving a two-year term as executive on loan, in the capacity of director.

## Additional ConAgra Foods Foundation Support

- Christian Urban Education Service
- National Conference for Community & Justice
- Central Nebraska Goodwill Industries, Inc.
- Economic Opportunity Agency of Washington County
- Fontenelle Nature Association
- Madonna School for Exceptional Children
- Omaha Hearing School, Inc.
- Salvation Army
- Volunteers Intervening for Equity
- Open Door Health Center
- The Healthy Foundation
- Habitat for Humanity
- Indian Chicano Health Clinic
- Children's Respite Care Center
- Family In Action With Community Together
- Human Resources Association of the Midlands-HRAM
- Society of Human Resource Management-SHRM
- Latina Resource Center
- University of Nebraska Medical Center - South Omaha Community Care Council
- Juan Diego Center-Catholic Charities
- American Cancer Society
- Greater Omaha Chamber of Commerce
- United Way of the Midlands
- Salvation Army
- Organization for Community Inclusion (OCI)
- ConAgra Foods Black Employees Network (CBEN)
- Hogan's Heroes Organization
- Inroads
- United Negro College Fund
- Catholic Charities
- Colorado State University Foundation
- Literacy Volunteers for Fox County
- Omaha Community Foundation
- Nebraska Humanities Council
- Literacy Center for the Midlands
- The Healthy Foundation
- American Business Women's Association
- Executive Women International
- North Omaha Foundation for Human Development
- One Hundred Black Men
- Arlington Women's Shelter, Inc.
- Camp Fire USA Midlands Council
- Families Forward
- Family Violence Law Center
- Girls Inc. of Omaha
- Great Plains Girl Scout Council
- Mesilla Valley Community of Hope
- Mid-Valley Neighborhood Improvement
- YMCA of Orange County
- American Indian College Fund
- League of Human Dignity
- Wellness Council of the Midlands
- YWCA/Omaha
- Junior Achievement of the Midlands
- Wesley House
- Omaha Food Bank
- America's Second Harvest (national board)
- Board of Counselors UNMC
- Nebraska Association of Farm Workers (NAF-Multicultural Development Corporation)
- American Society of Training and Development
- World at Work
- Institute of Food Technologies
- Food Banks
- The National Center
- Great Plains Girl Scout Council
- Omaha Hearing School
- Prevent Blindness Nebraska
- Volunteers Intervening for Equity
- Visiting Nurse Association
- Hope Center
- Western Heritage Museum
- National Conference for Community & Justice
- UNO Women of Color Awards
- Girls, Inc. of Omaha
- Women's Fund of Greater Omaha

## ConAgra Foods Business Segments

The three ConAgra Foods business segments support diversity and philanthropic efforts previously mentioned through dollars, in-kind contributions and/or volunteer activity. Additionally, the following represents a listing of organizations and causes supported by the business segments, which have not been previously noted.

### Retail Products

- Chambers of Commerce
- Rotary and Lions Clubs
- Knights of Columbus
- Kiwanis
- Habitat for Humanity
- American Cancer Society
- American Heart Association
- American Diabetes Association
- Big Brothers Big Sisters
- Boys & Girls Clubs
- Optimist Clubs
- Special Olympics
- Junior League and Junior Achievement
- Boy Scouts and Girl Scouts Associations
- United Way
- American Red Cross
- DARE Program
- YMCA and YWCA
- Local volunteer fire departments
- Salvation Army
- March of Dimes
- America's Second Harvest Food Bank, as well as local food banks and pantries
- Meals on Wheels
- Local youth sports associations
- Make-A-Wish Foundation
- Local schools and church groups

**Please note:** Because many organizational affiliations supported by all business segments have been mentioned previously, only information unique to groups within business segments is cited in the remainder of this section.

The ConAgra Retail Products segment supports groups listed in this section through corporate memberships, event sponsorships, board involvement, product donations, employee volunteers and financial contributions.

**Refrigerated, Frozen & Deli**
**St. James, Minn.**

- St. James Ambulance Service
- Community Expo
- Taste of St. James
- Watonwan Memorial Hospital

**Naperville, Ill.**

- Susan B. Komen Cancer Foundation
- American Brain Tumor Association
- GREATer Involvement Program
- Midtown Education (Chicago)
- Mentoring Program
- PADS
- Kansas City July 2 Fund
- AIDS Marathon Chicago
- Youth Outreach Services
- DuPage County River Sweep

**Jonesboro, Ark.**

- Arkansas Quality Award Examiner
- World Safety Organization
- Safe Jonesboro Coalition Smoke Detector Installation, Child Seat Clinics
- Arkansas Children's Hospital
- Women in Technology
- 5K Industrial Run Sponsor
- City Ministries
- WorkForce Training Consortium
- Safe Jonesboro Coalition
- Daffodil Days

**Lincoln, Neb.**

- Nebraska State Employer Council
- Friendship Home Safe Quarters Program
- University of Nebraska at Kearney
- Cornhusker State Games
- Lincoln Human Resource Management Association
- Nebraska Family Center

**Junction City, Kan.**

- Human Relations Committee
- Open Door
- National Child Safety Council
- Juneteenth Junction City Celebration
- Early Childhood Development – HeadStart
- Future Industrial Leaders of America
- Multicultural Festival
- Geary County Emergency Management
- Junction City Police Department
- Geary County Health Council
- Geary County Historical Society
- Economic Development Commission
- Sundown Salute
- Gear Up II Program – Kansas State
- Multiple Sclerosis Foundation
- Vietnam Veterans of America
- DNA Life Print – Child Safety Safari
- Kansas Cavalry (governor appointed)

**Mason City, Iowa**

- North Iowa Diversity Appreciation Team
- Business and Industry Group
- Mason City Economic Development Corporation
- North Iowa Community College Performing Arts
- Opportunity Village
- Frances Lauer Youth Home
- ConAgra Foods Community Service Awards
- HR Association of North Iowa
- Citizens Police Academy
- Cerro Gordo County Community Response Team (CERT)
- Britt Ambulance Service
- 4-H

**Carthage, Mo.**

- Visioning Committee for Carthage, Missouri
- Maple Leaf Festival

**Indianapolis, Ind.**

- Martin Luther King Jr. Community Service Center
- Concord Center

**Queenstown, Md.**

- Workforce Investment Board
- Youth Council

**St. Charles, Ill.**

- Local Emergency Planning Committee
- Newspapers in Education Program
- Tri-City Family Services
- Friends of the Fox River Environmental Organization

**Kansas City, Kan.**

- Safehome shelter for battered women
- Gillis Center community orphanage for abandoned and abused children
- Guadalupe Center community agency for Hispanic immigrants

**Huntsville, Ark.**

- Madison County Child Care
- Restoration Village – Rogers, Ark.
- Huntsville American Legion
- Terry Gilliam Memorial Scholarship – Huntsville, Ark.
- Society of St. Vincent DePaul – Berryville, Ark.
- Yell County Cops for Kids – Centerville, Ark.
- Madison County Head Start
- West Campus Technical School – Fayetteville, Ark.
- Life Source – Fayetteville, Ark.
- Table Rock Mission – Table Rock, Mo.
- Christ on Campus, University of Arkansas
- Madison County Single Parent Scholarship Program
- Madison County Child Care Advisory Board
- Arkansas Voluntary Protection Program
- Madison County Senior Citizen Center
- Relay For Life – Huntsville, Ark.
- Vietnam Veterans of America – Little Rock, Ark.
- Great Commission Outreach Ministry – Huntsville, Ark.
- Hope Foundation – Marshall, Ark.
- Wildflowers Christian Outreach – Eureka Springs, Ark.
- Samaritan Community Center – Rogers, Ark.
- Transitional Employee Assistance (TEA)
- Arkansas Department of Labor Safety Planning

**Jericho, N.Y.**

- Everybody Wins NYC Reading Program – National Foods

**Kansas City, Mo.**

- Little Sisters of the Poor
- The Joshua Center
- Grandview Assistance Program

ConAgra Foods' San Jose facility has a co-pack agreement with Hope Rehabilitation Centers. These centers provide jobs for mentally and physically challenged individuals.

**Marshall, Mo.**

- Lighthouse Shelter (for battered women and children)
- National Fire Safety (Marshall Fire Department)

**Russellville, Ark.**

- Main Street Mission
- ESD and WAGE State Offices
- Yell County Senior Center
- Battered Women's Shelter
- Arkansas River Valley Art Center

**Sidney, Ohio**

- Eddison College Scholarship Foundation
- Wilson Memorial Hospital Women's Center

**Council Bluffs, Iowa**

- League of Human Dignity
- Hospice House
- Vincent Bluff Project
- Hispanic Heritage Month
- New Mexican Council Office
- Centro Latino
- Iowa Western Community College

**Macon, Mo.**

- Northeast Missouri Workforce Investigational Board
- Family Literacy Center of Macon
- Helping Hands of Macon

**Batesville, Ark.**

- University of Arkansas Community College Summer Camp (providing scholarships for kids)
- Independent Colleges and Universities of Arkansas
- Olde Independence County Regional Museum
- White River Areas Agency on Aging
- Industry and Community Coalition
- Children of Northcentral Arkansas Child Care Agency
- Christmas Brings Hope
- Martin Luther King Jr. Memorial Scholarship
- Batesville Hometown Wellness Coalition

**Troy, Ohio**

- Partners in Hope
- Lunch Buddies
- PADS
- Hesset House
- Mater Dei High School Board

**Moonachie, N.J.**

- Down's Syndrome Organization

**Grocery Foods**
**Multiple Locations**

- Court Appointed Special Advocates (CASA)
- Susan G. Komen Foundation – Race For The Cure
- Dayle McIntosh Center for the Disabled
- Olive Crest Treatment Centers for Abused and Neglected Children
- Orangewood Shelter for Neglected and Abused Children, City of Orange
- Corporate Advisory Board of the National Society of Hispanic MBAs
- Vermilion Advantage
- ProAct
- Orange County Community Relations Council
- Down Syndrome Society
- KOCE-TV Foundation for Public Television
- Orange County Marathon
- AIDS Services Foundation
- Pediatric Cancer Research Foundation
- Orange County Human Relations Partners
- School-to-Work Partnership Committee – Motley, Minn.
- Orange County Homeless Issues Task Force
- Brainerd Area Human Resources Association
- Canyon Acres Children & Family Services
- California State University Fullerton Scholarship Program
- College of Optometry Scholarship Program

**ConAgra Foods Care Corps Team** is a team of company-sponsored Grocery Foods headquarters employees who come together to volunteer time and resources with a common goal of improving the communities where employees live and work. Some of the activities supported by the ConAgra Foods Care Corps team include:

- Pediatric Cancer Research Foundation Walk
- Grocery Foods United Way Campaign
- Susan G. Komen "Race for the Cure"
- KOCE Public Television Pledge Drive
- Grocery Foods Holiday Adopt-A-Family Program
- American Cancer Society's Daffodil Days
- Food Drives to Benefit Second Harvest Food Bank
- Blood drives for both University of California Irvine Hospital and the Red Cross
- Support of our troops overseas

**Snack Foods**
**Multiple Locations**

- Children's Hospital
- Minnesota AIDS Project
- Washburn Child Guidance
- Hmong American Partnership
- Opportunity Partners
- Minneapolis Rehab Employers Association, Minneapolis, Minn.
- Toys for Tots
- Adopt-a-Family
- Minneapolis Advisory
- Minneapolis Crisis Centers
- Women Venture
- Asian Christians Together
- Jacob Wetterling Foundation
- Battered Women Groups
- Employee and company military donations

**International Foods**
**Multiple Locations**

- Niagara Falls Regional Hospital
- Toronto Police Raffle Tickets
- Pediatric Oncology Group Ontario
- Children's Wish Foundation
- Leukemia research
- GIFT (Variety Club and Crohn's and Colitis Foundation of Canada)
- PC Charities
- Children's Aid Golf Tournament

## Foodservice

The ConAgra Foodservice segment supports groups listed in this section through corporate memberships, event sponsorships, board involvement, product donations, employee volunteers and financial contributions.

**Multiple Locations**

- ARTEC (schools that work)
- Ike Kestler Save House
- Rural Minnesota Concentrated Employment Program Workforce Council
- South Central (Idaho) Community Action
- Good Shepherd Hospital Foundation
- Idaho Industry Liaison Group
- Morrow County Head Start
- Policy/Community Council
- Walk for Hope to Cure Breast Cancer

**Lufkin, Texas**

- Hispanic Day
- Do-Dat BBQ
- Civic Group Playground Assembly Program
- County High Schools-Project Celebration (alcohol and drug free celebrations)
- First Alert local emergency Planning Committee
- Drug-free Business Task Force-All Star Scholarships
- "Hooked on Fishing" drug prevention program for kids
- Daffodil Days
- Drug Free Business Partnership/Angelina County
- Board of Economic Development
- Human Resource Roundtable

**Hastings Neb.**

- Economic Development
- Catholic Social Services
- LEPC
- Grow Hastings

ConAgra Foodservice, Kennewick, Wash., makes regular contributions to the Hispanic Academic Achievers Program and Afro-Americans for an Academic Society, both of which support and encourage continuing education for minority high school students.

**Longmont, Colo.**

- Hispanic Education Foundation
- 28th Annual Turkey Trot (City of Longmont Recreational fund-raising for scholarship)
- 4-H Poultry/Turkey Grand Prize (college scholarship)
- Community Food Share Program
- Longmont Economic Council
- Newspapers In Education Program
- Community Shares
- Rocky Mountain Wildlife Conservation
- Business Connections with the St. Vrain School District
- Read Across America
- Salud Medical Economic Council
- Human Resource Roundtable

**Holly Ridge, NC**

- The Women's Shelter
- Children's Network
- Local Emergency Planning Committee
- Jean Beasley Topsail Turtle Hospital
- The Holly Ridge Town Board
- Humane Society
- Leukemia Society
- Emergency Planning Board
- Local holiday festival/parade
- Annual Sun Fest Festival
- MADD
- Clean Sweep of North Carolina
- Shop with a Cop Program – (children's holiday program)
- Topsail Beach Police Department
- Assisted living centers

**Weston, Ore.**

- Weston City Council

**Pasco, Wash.**

- The Gospel Mission

**Connell, Wash.**

- Connell Eagle's Nest
- North Franklin Junior Livestock Association

ConAgra Foods in Park Rapids, Minn., supports the Rural Minnesota CEP (Concentrated Employment Program) Workforce Council – a state program designed to help find jobs for individuals who have difficulty finding employment or have been receiving governmental assistance. A manager from the Park Rapids location has been a board member of this organization for three years.

**Tri Cities, Wash.**

- Wishing Star

**Richland, Wash.**

- Local Emergency Planner Association

**Hermiston, Ore.**

- City of Hermiston Planning Commission
- The Agape House

**Boardman, Ore.**

- Cinco de Mayo Festival
- Community Women's Club
- The Agape House

**Moonachie, N.J.**

- The Food Industry Crusade Against Hunger
- The September 11th Fund

ConAgra Foods, Kennewick, Wash., supports and uses the services of Columbia Industries, which employs people with disabilities in its Packing Services Division. The Kennewick office has used this service to re-package mislabeled products when necessary, allowing workers with disabilities excellent, closely supervised employment while providing a needed service for ConAgra Foods.

Foodservice plant management staff assisted with wrapping holiday presents and filling gift boxes for the homeless at the South Central (Idaho) Community Action Agency.

## Food Ingredients

The ConAgra Food Ingredients segment supports groups listed in this section through corporate memberships, event sponsorships, board involvement, product donations, employee volunteers and financial contributions.

**Multiple Locations**

- World at Work
- American Society of Training and Development
- Institute of Food Technologists
- New Jersey Business and Industry Association
- Management Association of Illinois

***Attracting and retaining talented individuals from all backgrounds is a key priority and requires aggressive recruiting from a variety of sources as well as strong retention programs. From attending college career fairs to posting jobs on Internet Web sites, ConAgra Foods finds the best and brightest candidates to join its team.***

## Corporate Headquarters

Principal activities ConAgra Foods uses to recruit, hire and retain a diverse workforce include:

- **Endorsing professional organizations** dedicated to the professional growth and development of a diverse workforce through such activities as national conferences, job postings, career fairs, recruiting partnerships and corporate sponsorships.
- **Supporting the academic community** (high schools, colleges and universities) through job fairs, recruiting and internships.
- **Advertising** through various media including online Web sites, local newspaper and radio ads, national newspapers and business publications, employee referral programs and job postings in community businesses and organizations.
- **Talent Management and Individual Development Planning** help the company promote from within, keep the diversity priority in focus, and provide avenues for employees to develop and progress in their careers.

### *Organizational Endorsements*

**Nebraska Job Service (America's Job Bank)** – ConAgra Foods posts job openings through this state agency.

**National Society of Hispanic MBAs** – ConAgra Foods College Relations works extensively with this organization by sponsoring the National Society of Hispanic MBAs Annual Conference. At the National Conference, ConAgra Foods sponsored the Marketing Track and holds two positions on the Corporate Advisory Council. ConAgra Foods also posts job openings on this group's Job Match System, conducts interviews at the conference, advertises in its two publications and offers financial and volunteer support to its career fair. Several successful MBAs have been hired from this organization and impact the overall business.

**National Hispanic Business Association** – ConAgra Foods College Relations sponsored the annual conference and recruited at a career fair for this organization that assists Hispanic undergraduate business students. The College Relations Manager and one other company representative serve on the Corporate Advisory Board for this organization.

**National Black MBA Association** – ConAgra Foods College Relations supports this association by sponsoring its conference, participating in its career fair, advertising in its publications, posting jobs on its Web site and conducting interviews at the conference.

**INROADS** – ConAgra Foods College Relations offers educational seminars and intern opportunities for this organization that helps prepare minority college students for careers. The company converted its previous INROADS intern to a full time employee and added another intern in its Human Resource and Business Center. The College Relations manager also presented workshops at the Annual Leadership Development Conference.

**Consortium for Graduate Study in Management for Minorities** – ConAgra Foods College Relations supports this organization by donating money to its Orientation Program and Fellowships, having a representative on the Corporate Advisory Board, participating in its career fair, posting job openings and advertising in its publications.

**Minorities in Agriculture, Natural Resources and Related Sciences (MANRRS)** – ConAgra Foods College Relations sponsors this group by participating in its career fairs and annual conference. Many interns and full-time employees have been hired from this organization. College Relations also fully sponsored the University of Nebraska's MANRRS chapter's trip to the national conference in 2004, financially supported the overall national conference, and judged case competitions.

**National Society of Black Engineers (NSBE)** – ConAgra Foods sponsored this organization serving African-American engineers by participating in its annual conference, which included recruiting at the career fair.

**Society of Hispanic Professional Engineers (SHPE)** – ConAgra Foods sponsored this organization serving Hispanic engineers by participating in their annual conference which included recruiting at the career fair.

A number of summer interns and interns hired for full-time positions are women, minorities and people with disabilities.

**Black Executive Exchange Program (BEEP II)** – This joint program of the Urban League and the University of Nebraska at Omaha is the first of its kind. It marks the first time an institution of higher learning that is not a historically black college or university has participated in the program. ConAgra Foods sponsors this program with financial support, speakers and advisory representatives.

**Black Hill Workshop** – ConAgra Foods performs exploratory on-site visits to this non-profit organization that provides placement services for the disadvantaged.

**Professional Association for Women in Technology and Women Insights and Technology (WIT).**

**Nebraska Vocational Rehabilitation Diversity Awareness**

**Urban League of Nebraska**

**NAACP**

**Academic Support**

**Creighton University's Black and Hispanic MBA Program**

**Delta Sigma Theta** – ConAgra Foods participated in its annual conference with a booth at its career fair. This predominately African-American sorority held their annual national conference in Las Vegas in July 2004.

**Sigma Alpha Female Professional Agricultural Sorority** – ConAgra Foods College Relations participated in this chapter's annual career fair and made financial donations to its career fair and national convention.

**Predominately Minority Institutions** – ConAgra Foods College Relations has developed relationships and recruited on the campuses of several historically black colleges (HBCU) and universities with high Hispanic, Native American or African American enrollment:

North Carolina A&T University
Xavier University of New Orleans
Member of Business School Advisory Board
New Mexico State University
California State University - Los Angeles

## *Advertising/Communication*

**Conagrafoods.com (www.conagrafoods.com)** – reflects the culture of ConAgra Foods, includes diversity in its representation of employees and consumers and highlights the ConAgra Foods' commitment to a diverse and inclusive workforce.

**ConAgra Foods Café portal/intranet site** – includes on-line information about diversity programs and efforts and focuses on diversity initiatives on its front-page news many times each year.

**An internal job posting board** encourages internal movement for all employees and high visibility for all open positions. Additionally, this automated resume/applicant management system helps Recruitment track applicants and assists in focusing on a diverse applicant pool.

**Careerlink.org (www.careerlink.org)** – ConAgra Foods posts job openings on this site, sponsored by the Greater Omaha Chamber of Commerce.

**Monster.com (www.monster.com)** – ConAgra Foods posts job openings on this worldwide job search and career enhancement site and utilizes its diversity network to reach targeted African American and Hispanic communities as well as sites that cater to women and other minority groups.

**Recruitment Video** – ConAgra Foods produced a video that highlights its commitment to inclusiveness and a diverse workforce. An accompanying brochure is currently in production.

**Brass Ring** – ConAgra Foods uses this automated resume/applicant management system for managing the flow of resumes and tracking applicants facilitating the accessibility to a diverse applicant pool.

**The Omaha Star** – ConAgra Foods advertises in this publication for the African American audience.

**The Omaha Latino Directory** – ConAgra Foods places ads in this listing that caters to the Latino community.

### ConAgra Foods Business Segments

The three ConAgra Foods business segments conduct recruiting and hiring activity previously mentioned and also work with many local organizations including Goodwill Industries, Lions Clubs, local high schools, colleges and universities.

**Please note:** Because many recruiting and hiring activities supported by ConAgra Foods have been mentioned previously, only information unique to individual business segments is cited in the remainder of this section.

## Retail Products

With money collected from Monthly Denim Day, ConAgra Foods offices in Naperville have made donations to: Best Buddies, Wilm's Tumor, Eagles Fly, Paige Nicole White Pediatric Cancer Foundation, Cure Autism Now, PADS, Midtown Educational Foundation, Little Friends and Special Camps for Special Citizens.

## *Organizational Endorsements*

### Refrigerated, Frozen & Deli Foods
### Multiple Locations

- La Raza Conference
- Kid's Enterprise
- Independence County Historical Association
- Associate Industries of Arkansas
- Arkansas Self-Insurer Association
- Help & Hope
- Arkansas Battered Women Association
- UACCB
- Kid's Enterprise
- America's Job Bank
- Twin Cities Human Resource Association Job Site (TCHRA)
- MRI Sales Consultants of Roswell, GA (Specializes in diversity candidates)
- Resource Staffing
- Labor Solutions – Troy, Ohio, works with this agency for minority recruitment (which includes minority youth and adults from a variety of age groups).
- Immigrant Sponsorship (HI-B, F-1 and Labor Certification)
- CORE Welfare-to-Work Program

### Indianapolis, Ind.

- Welfare and Child Support offices
- PIC office
- VET Employment and Training
- Hispanic Center
- Southwest Multi-service center

### Jonesboro, Ark.

- Employment Security Division

### Kansas City, Mo.

- The Veteran and Military Career Fair, sponsored by the Missouri Job Service Office
- Catholic Charities
- Full Employment Council

### Lincoln, Neb.

- American Indian Center
- Asian Community Center
- Americas Job Bank
- Hispanic Center

**Junction City, Kan.**

- Local Business Showcase

**Kansas City, Kan.**

- Employment Guide
- Wyandotte Center

**Quincy, Minn.**

- Michigan FRDI/Michigan Works!

**Grocery Foods**
**Multiple Locations**

- Employment Development Department (EDD)
- Jobtrac
- Professionals In Human Resources Association (PIHRA)
- Society for Human Resource Management (SHRM)
- Bureau of Indian Affairs
- Coastline Regional Occupational Program
- Anaheim Employment Development Department
- 40 Plus
- Goodwill Rehab Development
- Jewish Family Service
- Los Angeles Urban League
- Orange County Regional Occupational Program
- Right Management Consultants
- Lee Hecht Harrison
- Southern California Indian Center
- State of California Rehabilitation Department
- Success Plus, State of California/EDD
- Veteran Center Outreach Program
- Women in Management
- Somali Community of MN
- Hmong American Partnership
- African Community Services
- Somali Women's Association
- Working Opportunities for Women
- Lutheran Social Services of MN

**Snack Foods**
**Multiple Locations**

- Minneapolis Rehab Center Job Advisory Council
- Minnesota Job Success Fair

**Moonachie, N.J.**

- Occupational Center of New Jersey
- Greenco
- Friendship House

## *Academic Support*

**Refrigerated, Frozen & Deli Foods**
**Multiple Locations**

- University of Nebraska at Omaha
- University of Nebraska Lincoln
- Supply Chain Associate Program (Kansas State University and Purdue University)
- University of Indiana
- Arkansas Tech University (Russellville, Ark.)
- Purdue University-Sales (West Lafayette, Ind.)
- University of Illinois Champaign-Urbana
- University of Iowa
- University of Wisconsin
- University of Texas (Austin, Texas)
- University of Chicago (Chicago, Ill.)
- Northwestern University
- Students In Free Enterprise (SIFE)
- University of Arkansas (Fayetteville, Ark.)
- Lyon College, (Batesville, Ark.)
- Cornell University
- University of Illinois-Chicago
- University of Kansas

**Huntsville, Ark.**

- Northwest Arkansas Technical Institute
- University of Arkansas

**Junction City, Kan.**

- Kansas State University

**St. Charles, Ill.**

- Waubonsee Community College
- Elgin Community College
- Iowa State (College of Agricultural Job Fair)

Several ConAgra Foods locations support recruiting activity at local high schools with advertisements in school publications, plant tours and guest speakers. In particular, the Sidney, Ohio, facility held a plant tour for Sidney High School Future Leader Class with 36 female students attending the career seminar, market test and tour.

**Grocery Foods**
**Multiple Locations**

- University of Minnesota
- University of Minnesota - Carlson School of Business
- Dakota County Technical College
- University of St. Thomas
- Northwestern University
- University of California, Irvine
- University of California, Los Angeles
- University of Southern California

**Snack Foods**
**Multiple Locations**

- University of Nebraska
- Iowa State University
- University of Minnesota

ConAgra Foods participates in the Supply Chain Associates Initiative, which promotes recruiting activities at six colleges identified for their strong supply chain backgrounds. Frozen Foods hired 10 employees from this initiative: two in Council Bluffs, and one in Enterprise Purchasing. These employees will rotate job responsibilities to gain experience in all areas of the supply chain. The rotation facilitates internal mobility.

**International Foods**
**Multiple Locations**

- University of Toronto, Canada
- Wilfrid Laurier University, Canada
- Niagara College, Canada
- Mohawk College, Canada
- Anahuac University, Mexico
- Ibero University, Mexico
- Instituto Tecnologico de Monterrey, Mexico

ConAgra Foods in Canada recruits interns from Career Edge – an organization that offers six-, nine- or 12-month paid internships for university, college and high school graduates in a variety of fields, including marketing, human resources, information technology and finance. This is a low-risk, cost-effective way for organizations to access bright, well-educated young graduates.

## *Advertising*

**Refrigerated Frozen & Deli Foods**
**Multiple Locations**

- Lincoln Journal Star, Lincoln, Neb.
- American Classifieds, Lincoln, Neb.
- Cornhuskerhelpwanted.com, Lincoln, Neb.
- LatPro
- EBC link Online Recruiting, Junction City, Kan.
- Kansas City Star, Kansas City, Kan.
- Hotjobs.com

**Grocery Foods**
**Multiple Locations**

- Career Mosaic Internet Web site
- Dice.Com Internet Web site
- Job Summit Web site
- Minnesota Work Force Center Internet Web site
- Equal Opportunity Employment Journal – Grocery Foods Headquarters
- Los Angeles Times – Grocery Foods Headquarters
- OC Register – Grocery Foods Headquarters
- Hispanic Today Magazine – Grocery Foods Headquarters
- The Black Perspective Magazine – Grocery Foods Headquarters
- Veteran Enterprise Magazine – Grocery Foods Headquarters

**International Foods**
**Multiple Locations**

- Job Boom internet Web site

At Frozen Foods, minority employees have participated in acclimation activities (meeting, greeting, hosting) for minority new hires and prospective candidates.

## ConAgra Foodservice

### *Organizational Endorsements*

**Longmont, Colo.**

- Work Force Boulder County

**Lufkin, Texas**

- Texas Workforce Commission
- American Meat Institute

**Holly Ridge, N.C.**

- Daily News of Jacksonville
- Wilmington Star News
- Topsail Voice
- Topsail Advertiser
- Cape Fear Community College
- State of North Carolina Employment Security Agency

### *Academic Support*

**Lufkin, Texas**

- Angelina Community College

Stephen F. Austin State University

**Holly Ridge, N.C**

- Coastal Carolina Community College Job Links
- University at North Carolina at Wilmington
- North Carolina State University
- Virginia Technical College
- Capital Associated Industries

### *Advertising*

## Food Ingredients

### *Organizational Endorsements*

- Hispanic Chamber of Commerce
- Nebraska Job Service
- Nebraska Work Force Development Department of Labor
- Urban League of Nebraska
- Worknet –Iowa Department of Job Service
- YMCA
- Job Training of Greater Omaha
- Vocational Rehab Services

Food Ingredients recruits internationally to accommodate expatriate assignments. International presence includes businesses in Australia, Brazil, Canada, Italy, England, Hong Kong and Mexico.

## *Academic Support*

- Minorities in Agriculture, Natural Resources and Related Sciences (MANRRS)
- University of Nebraska - Lincoln
- Kansas State University
- National Hispanic MBA
- Sigma Alpha Ag Sorority
- University of Illinois – Chicago
- North Dakota State
- Purdue University
- University of Kentucky
- New Mexico State
- Rutgers University
- Iowa State

## *Advertising*

- Illinois Job Bank
- Rights Associates resumes database www.right.com
- Hotjobs.com – CFI posts job openings on this worldwide job search and career enhancement site
- New Jersey employment Web site
- Minority Review

***When employees have the flexibility that can help enable them to achieve balance between their work duties and home lives, everybody wins. Wellness programs and other work/life initiatives throughout ConAgra Foods give employees the opportunity to meet their individual needs.***

## Corporate Headquarters

**Business/Campus/Community Partnership** – This unique initiative between ConAgra Foods and the medical community is a partnership that offers free health care screenings and education classes to plant personnel in Nebraska. It targets employees new to the United States who face obstacles getting proper health care and other necessary services. This "first-of-its-kind in Nebraska" program is intended to build healthier communities by making access to health care easier and linking workers to other needed services, such as transportation, housing and education.

**Families and Work Institute** – ConAgra Foods has corporate membership in this organization that encourages heightened awareness of work life/wellness issues and effective workplace strategies.

**Fitness Centers** – Five on-site fitness centers including a certified fitness staff and group fitness classes are available to employees.

**Well Workplace (WWP) Award** – WWP Award establishes criteria to measure success of corporate health promotion. ConAgra Foods Corporate received a Gold WWP Award in 2001. In 2004, the company received the Platinum WWP Award, which earned national recognition.

**Rest Easy Program** – ConAgra Foods uses this service that responds to the unexpected, short-term need for dependent care for family members of employees in Omaha. Arrangements can be made for emergency or short-term care for children too young to be left alone, mildly ill children and adults, or a spouse or dependent needing assistance or supervision. Qualified personnel are available 24 hours a day, seven days a week.

**LifeCare.com Resource & Referral Service** – ConAgra Foods employees in Omaha may make use of an extensive resource and referral service provided by LifeCare.com. Employees can find assistance with a wide range of dependent care, personal and family issues. The goal of the service is to help employees find the providers, information and resources they need to manage work and personal responsibilities. Services include information on prenatal care, adoption, child care, school, emergency care, special needs, summer care, colleges and universities, personal and adult care services.

**Lactation Program** – ConAgra Foods employees, spouses and partners in Omaha may use this program to enable breastfeeding in lactation rooms on company premises. Participants are provided with a portable breast pump to use for up to six months without cost. Methodist Hospital staff provides professional training. Participants have 24-hour access to an information line that will help them through the trials of new parenthood.

**Employee Assistance Program** (EAP) – ConAgra Foods' EAP covers all employees and their household members. In Omaha, employees and household members can work to resolve their issues within five sessions with an Alegent Health counselor without charge to the employee or the household member.

**LifeLinks** – This ConAgra Foods committee sponsors and coordinates a variety of events and programs that help enhance employees' work, family and personal lives. The activities sponsored by the committee are available to Omaha employees, spouses and partners and include events such as:

- Summer Care Fair that brings in representatives from various organizations and programs that offer care for children when school is out for the summer.
- Parenting classes to help employees learn effective parenting strategies.
- Babysitting classes
- Healthy relationship classes to teach employees positive relationship-building skills.
- School fairs that introduce employees to various educational options for their children.

## *Company-sponsored Events for Employees and Families:*

Summer picnic

ConAgra Foods Holiday Lights/Fireworks Reception

## *Planning Activities for ConAgra Foods Employees (PACE) Committee*

ConAgra Foods sponsors this volunteer organization in Omaha that supports and organizes a variety of events and activities for employees, many of which benefit the community:

- American Heart Walk
- Salvation Army Channel 7 School Drive
- Big Brothers Big Sisters Bowling Event
- MS Walk
- Nebraska Humane Society Walk for the Animals
- Community Membership Drives
- Literacy Program

Sponsored by the PACE Committee, ConAgra Foods participates in the national "Take Our Kids to Work Day." Employees are encouraged to bring a child, stepchild, grandchild, niece or nephew. Foster children and mentor children of employees are welcome to participate as well. Children are exposed to many different working sessions to enhance their understanding of the work site and the role their parent/relative plays. Children are provided with a variety of products made by the many different ConAgra Foods groups.

**Wealth of Wellness (WOW) Committee** – This program was created in 1990 to provide value-added programs to improve the overall well-being of ConAgra Foods employees and their families. Many activities and programs are available to ConAgra Foods employees:

- American Lung Association Corporate Cup Fundraiser (both walk and run)
- Greater Omaha Safety and Health Council Arrive Alive Program
- Stress management classes
- Financial counseling
- Smoking cessation aids and classes
- Brown Bag workshops on various topics
- Healthy Lifestyle Bonus Program
- Flu shots
- Recreation and Fitness Resource Fair
- Self defense classes
- Nutrition series
- Professional/personal development series
- Fitness Incentive Program
- Great American Smoke Out
- Blood drives
- Red Cross classes for infant/child CPR, adult CPR and first aid
- Healthy Heart Month – held in February
- National Nutrition Month – held in March
- On-site massages for stress reduction

## *Additional WOW Committee Events*

**Health Risk Appraisal** (HRA) – Employees, spouses and partners are encouraged to participate in the worksite Health Fair. Included in the Health Fair is the Health Risk Appraisal (HRA) comprising: a blood draw to determine cholesterol, HDL, LDL and triglyceride levels, blood pressure and lung function testing, hearing screening, skin cancer screenings and fitness testing. Nutritional counseling is available as well. HRA results are sent directly to employees at home with follow-ups by the contract hospital personnel to those identified at high risk by the testing.

**Breast & Prostate Cancer Screening** – Employees, spouses and partners are encouraged to participate in the company-sponsored, no-cost breast and prostate cancer screenings held at Methodist Hospital in Omaha. Screenings are held yearly in October to provide annual comparisons of results. These screenings, both breast and prostate, have uncovered positive results in at least one employee every year and have helped save the lives of four people.

## ConAgra Foods Business Segments

Many facilities and plants within the ConAgra Foods business segments offer the work life/wellness initiatives previously mentioned. Additionally, the following represents a listing of programs supported by the business segments that have not been previously addressed.

- Wellness programs
- Flu shots
- Smoking cessation classes
- Eye exams
- Company sponsored sports teams
- Employee service awards/gifts
- Flexible leave of absence program
- On-site physicals
- Health screenings (blood pressure, glaucoma, cancer, blood, hearing tests)
- Lactation/privacy rooms
- Safety recognition and incentives
- PayFlex
- Family outings (picnics & cookouts, golf, swimming, bowling & fishing outings)
- Health fairs
- Holiday luncheons & parties

**Please note:** Because many work life/wellness programs supported by all business segments have been mentioned previously, only information unique to business units within business segments are cited in the remainder of this section.

## Retail Products

### *Refrigerated, Frozen & Deli Foods*

**Apartment Rental Assistance** – The company pays every fourth months rent for the first year for employees living in College Heights Apartments which are adjacent to the facility in Huntsville, Ark.

**NationsBank and Arvest Bank** – Carthage, Mo., has representatives from these banks deliver on-site services to employees.

**Harvest Bank** – Huntsville, Ark. – The bank cooks hamburgers, hot dogs, and serves refreshment to all of the employees and shares their financial services once a year.

**On-site Day Care** – Madison County Child Care is adjacent to the facility in Huntsville, Ark and the company subsidizes nearly 50 percent of the cost of tuition for employees with children in day care.

**Employee Recognition for Becoming an American Citizen** – Cake and refreshments for the whole department and an American Flag are given to the new American citizens at the Huntsville, Ark. facility.

**Diversity Program** – a celebration on-site of the U.S., Mexico, Guatemala, Honduras, Nicaragua, El Salvador Independence Day at St. James, Minn.

**On-Site Day Care** – The location in Sidney, Ohio, has an on-site day care center available not only to employees but to the public as well. This center provides subsidized day care for Sidney and Troy employees Monday through Friday and on Saturdays if production is running.

**Scholarship Program** – Marshall, Mo., Macon, Mo, Council Bluffs, Iowa and Russellville, Ark., award a plant-sponsored college scholarship each year to children of associates. Hourly and salaried associates are eligible to apply.

**Brown Bag Work/life Programs** – Provides ongoing 30-minute training programs, over the lunch period, at the headquarters location. Topics cover an array of work/life issues taught by National Employee Assistance Services (NEAS).

**Flex-Time** – Various locations allow flexible hours to accommodate work and family schedules.

**Voluntary Day-Off Program** – Macon, Mo., has developed a program that allows individuals the ability to have a "voluntary day off" during the regular workweek. This is a way for associates to have some time off during the plant's heavy work schedule.

**Health and Wellness Initiatives** – Multiple locations offer TB testing, family abuse education, YMCA enrollment with company cost-share, health and wellness education classes, bone density scans, Breast Mobil, fat composition testing, walk to wellness campaign, maternity education, March into May and Health Fairs.

**Family and Friends Committee** – Council Bluffs, Iowa, and Macon, Mo., have hourly associate committees dedicated to having dinners, etc., to raise money for fellow associates who are out on medical leave, or who have had significant family hardships.

**Rest Easy Program** – Provides emergency dependent care for children and elderly adults. The company subsidizes 80 percent of the cost.

**Lifecare.com** – Provides educational and referral services to locate providers, information and resources on topics such as prenatal preparation, adoption planning, child care, summer care, adult care, etc.

## *Grocery Foods*

**On-Site Banking** – A Financial Partners Credit Union satellite office and no-fee automated teller machines are available to employees at the Irvine, Calif., campus. Lakeville offers on-site banking (cash machine) and access to Hiway Federal Credit Union.

**Children First** – Grocery Foods Headquarters sponsors a drop-in-based child care alternative for employees.

**Core Hour Program** – Grocery Foods Headquarters allows employees to work a varied workday with supervisor approval and required attendance during core hours of the day.

**Harassment Notification Hotline** – Grocery Foods maintains a notification phone number available 24 hours a day to report any instances of harassment or discrimination.

**Recreation Connection** – An employee discount benefit for local amusement parks, theatres and other leisure activities and events.

## *Snack Foods*

**On-Site Fitness Center** – The on-site center is available at the Edina headquarters facility at no cost to the employees.

**MaternaLink** – Snack Foods and its business units sponsor this maternity program for healthy babies and moms.

**Baby Blanket Program** – Snack Foods and its business units provide baby blankets for employees' newborns.

**Memorials** – Snack Foods and its business units provide memorials, based on each family's choice.

The International Foods office in Canada participates in Take Our Kids To Work Day – a one-day job-shadowing experience for students in Grade 9 – that enables students to spend a day at work with a parent, friend, relative or volunteer.

## ConAgra Foodservice

**Job Sharing** – The ConAgra Foods, Specialty Potato Products, Kennewick, Wash., office has a successful job-sharing position created especially to accommodate two working mothers. The company also has provided flexible work schedules, when feasible, to assist employees.

**ADA** – The Boardman, Ore., facility, has an employee with a four-day workweek restriction. To accommodate that restriction they utilize a student from a local high school for the fifth day of her schedule.

### Multiple Locations

- Family Bowling Day
- Planetarium Halloween Party for employees' children
- Halloween "Harvest Celebration" for employees' children
- Seattle Mariner Game Day
- March of Dimes Walkathon
- American Red Cross blood donation drives
- 4-H Livestock animal purchases at county fairs
- Hydromania (Educational event to inform fourth- & fifth-grade students about industry and natural resource issues)

## Food Ingredients

ConAgra Food Ingredients participates in all work life/wellness initiatives sponsored by ConAgra Foods Corporate.

***ConAgra Foods offers learning and growth opportunities for employees, including courses that meet multicultural needs.***

## Corporate Headquarters

**Education Reimbursement** – The company offers education reimbursement to employees to help pay for continuing education to further their careers and enhance professional skills.

**Language Access Services** – The company provides enterprise-wide leadership to ensure that language access services (i.e., translations and interpreters) are available to employees at all ConAgra Foods locations.

**The ConAgra Foods Learning Center** – This facility on the Omaha campus is where a variety of courses, seminars and other information-sharing activities are held to help enrich the work experience for ConAgra Foods employees.

## ConAgra Foods Business Segments

The three ConAgra Foods business segments conduct training and education activities previously mentioned. The following represents a list of training and education efforts supported by the business segments that have not been addressed previously.

- Supervisory training
- EAP training for all employees
- Summer interns

**Please note:** Because many training and education activities supported by all business segments have been mentioned previously, only information unique to business units within business segments are cited in the remainder of this section.

## Retail Products

### *Refrigerated, Frozen & Deli Foods*

**Turners Falls, Mass.**

- On-site English as a Manufacturing Language
- Off-site Mechanical Skills training
- Massachusetts Work Force Training Grant
- On-site Russian and Spanish translators

The ConAgra Foods Lincoln, Neb., facility offers tuition reimbursement for English-as-a-Second-Language courses for employees who are refugees or foreign born. The facility also gives these employees special recognition when they become American citizens.

**Jonesboro, Ark.**

- Leadership through the Greater Jonesboro Chamber of Commerce
- Adult Learning Center – various technical and computer classes
- Arkansas State University Student Scholarship for Employee Children or Grandchildren

**Junction City, Kan.**

- American Institute of Baking
- Convenience Foods
- Council on Education in Management Conference & Workshops

**Lincoln, Neb.**

- Wastewater Training
- Refrigeration and ammonia training for supervisors and managers
- Machine training
- On-site Vietnamese translator

ConAgra Foods' Mason City, Iowa, facility has a Bosnian interpreter / certified medical interpreter and community liaison on staff.

**Multiple Locations**

- On and off-site English-as-a-Second-Language courses
- Employee Notices posted in English and Spanish
- First Aid and CPR
- On and off-site GED courses
- On-site Spanish classes
- On-site Spanish translators
- Off-site computer classes
- Off-site classes are offered from local Community College
- Iowa State University Meat Science Short Course
- Iowa State University/ConAgra Foods (Statistical Process Control)

**Cultural Competency** – Administrative staff, leads and union stewards are trained in cultural differences and values.

Many locations have bilingual personnel who provide translation and interpretation services to employees.

**Respect In The Workplace Training** – EEO and harassment training.

**Spanish and Vietnamese Translations** – Council Bluffs, Iowa, translates job postings, handbooks and announcements in both Spanish and Vietnamese. Many locations have Spanish-language communications.

**Bilingual Interpreters** – Council Bluffs, Iowa, has a full-time bilingual interpreter on the Human Resources staff to assist in recruiting and hiring. Additional bilingual employees have been tested and approved as interpreters. Marshall, Mo., and Russellville, Ark., also have bilingual supervisors who aid in interpreting and training.

**Language Classes** – Language classes are offered at the following locations: Russellville, Ark., Council Bluffs, Iowa, and Marshall, Mo. Troy, Ohio, offers English-as-a-Second-Language (ESL) classes.

**GED Enrollment** – Macon, Mo., works with the local Family Literacy Center to enroll new hires who commit to obtaining their GEDs.

**On-Site Training** – Russellville, Ark., holds training courses for maintenance associates and Lead and Quality Control positions. Council Bluffs, Iowa, holds training courses for on-site maintenance associates. Batesville, Ark., has conducted CPR, First Aid and Breath/Alcohol Technician training.

**Basic Skill Review Training** – Russellville, Ark., offers up to 20 hours of math courses for associates in technical positions needing further skills to become qualified candidates for promotion.

**U.S. Citizenship Information** – Council Bluffs, Iowa, offers United States Citizenship books in both Spanish and Vietnamese.

**Mentor Programs** – Marshall, Mo., has hourly Sanitation Department employees mentor new employees.

**OSHA Training** – Marshall, Mo., has its required OSHA training conducted by a diverse employee group.

**Pilot Group** – Marshall, Mo., organized this varied group of employees in October 2000 to address employee retention.

**Development Dimensions International** – Marshall, Mo., conducted the "Personal Empowerment: Taking Initiative" workshop with a diverse group of management, union representatives and Lead personnel.

**New Jersey Business and Industry Association** – Swissrose International, Moonachie, N.J., uses this organization's career enhancement training programs.

The ConAgra Foods Jonesboro, Ark., facility supports the Workforce Training Consortium – A non-profit consortium of education and industry formed to develop an employee-driven training center charged with providing a range of training and education programs.

## *Grocery Foods*

**Harassment/Discrimination Training** – Grocery Foods has a training program on harassment and discrimination that all company executives are required to complete.

**Individual Development Planning** – Grocery Foods Headquarters has a training program that provides employees with information and tools for developing a plan for achieving professional goals.

**Starlight Education** – Grocery Foods provides this online training to full-time salaried employees to increase their knowledge and productivity by learning from more than 70 software programs. The online courses are accessible 24 hours a day, seven days a week.

**Project Management Training** – Grocery Foods offers project management training to key R&D, foodservice and brand marketing managers.

**Toastmasters** – Grocery Foods headquarters employees are invited to participate in the local Toastmasters program.

**English-as-a-Second-Language** (ESL) – Grocery Foods (Lakeville) offers on-site classes for those employees who lack required English skills.

## *Snack Foods*

**Language Interpreters** – Several plants in Snack Foods provide interpreters to ease or eliminate language barriers for training and meeting purposes.

**Seminars** – Snack Foods and its business units allow employees to participate in job-related seminars such as job knowledge improvement, promotability enhancement, and various technical and computer classes.

**Safety Training** – Snack Foods and its business units provide first aid and CPR training as well as forklift certification training.

## Foodservice

**On-Site Federal/State Regulation Training** – ConAgra Foodservice employees receive training on issues such as the prevention of sexual harassment and discrimination.

**Sign and Language Interpreters** – Several plants in ConAgra Foodservice provide interpreters for both signing and language barriers for training and meeting purposes. Additionally, a class in Conversational Spanish was offered to the supervisory and management team at the facility in Weston, Ore., because of the large number of Spanish speaking employees in the workforce.

**Job Shadow** – ConAgra Foodservice invites students from local high schools to job shadow employees in fields such as engineering, computers, accounting, maintenance and drafting.

**Teamworks, Inc.** – Specialty Potato Products/RDO Frozen in Park Rapids, Minn., works with this nonprofit organization that provides job-specific training to increase the supply of quality workers. There is a heavy concentration of involvement with the following communities: White Earth Indian Reservation and Red Lake Indian Reservation. Specialty Potato Products provides a van to transport Native Americans for swing shift duty to and from work daily.

**ConAgra Foods, Pasco Plant Scholarship** – This scholarship is administered by the local community college and is available to children of ConAgra Foods employees.

**Electrician Apprenticeship Program** – Blue Mountain Community College in Pendleton, Ore., has provided training courses for electronics technicians in a partnership program with the ConAgra Foods Boardman facility.

**College Partnerships** – ConAgra Foods works with the following institutions of higher learning that offer GED programs and English-as-a-Second-Language courses to help employees continue their education:

- Columbia Basin Community College (CBC), and
- Washington State University Tri-Cities Campus.

**Lufkin, Texas**

- Cultural Change Management Classes
- Off- Site Statistical Process Control/ ISO classes

**Longmont, Colo.**

- On-site Spanish as a Second Language
- Adult Education Classes with St. Vrain School District
- Dale Carnegie Course
- Mountain States Employers Council
- HACCP Training
- Diversity/Sanitation
- ISO Certification Training
- FORMAX Training

**Hastings, Neb.**

- Off-site English as a Second Language Courses
- University of Nebraska-Lincoln Food Science Program grant

**Multiple Locations**

- On-site English-as-a-Second-Language
- Computer Classes

The Foodservice Holly Ridge, N.C., facility provides safety training to all full-time and temporary employees through various community colleges, such as Coastal Carolina Community College and the Wilmington Safety School.

## Food Ingredients

**Management Training** – Food Ingredients managers are exposed to training in various areas, including interviewing, discipline, performance evaluation, mentoring and sensitivity. Additionally, Food Ingredients offers a variety of leadership training courses developed by Achieve Global.

**Mindleaders** – Food Ingredients employees are exposed to curriculum spanning employment issues, communication, management, leadership, coaching, customer service finance, managing within the law, negotiation, self-management, workplace environment and desktop computing.

## The Importance of Supplier Diversity

As the workforce grows more diverse, so does the diversity among potential suppliers. There are more women- and minority-owned businesses today than ever before, and the trend doesn't appear to be slowing. In fact, the U.S. Census Bureau estimates that, over the next 30 years, people of color together will comprise the largest segment of the American population. In California, this is already true. As consumers, minorities will be in the majority, making them an even more significant force in the economy.

All ConAgra Foods business relationships are conducted to provide equal opportunity for all potential vendors, suppliers and business partners. In keeping with the high standards, good business practices and responsibilities of a good corporate citizen, ConAgra Foods is committed to providing purchasing opportunities to qualified Minority and Women-Owned Business Enterprises (MWBE).

ConAgra Foods defines MWBE as business enterprises that are at least 51 percent owned, managed and controlled by one or more members of the following groups: African Americans, Hispanic Americans, Native Americans, Asian Pacific Americans, Asian Indian Americans, and Women. Further, such MWBEs must be certified by a ConAgra Foods-approved certifying entity.

Positive working relationships between companies and their suppliers contribute to organizational effectiveness. ConAgra Foods believes that diversity in the workforce and diversity among our suppliers creates a competitive advantage.

For that reason, ConAgra Foods does business with a variety of women and minority-owned suppliers and vendors who are able to meet the company's business needs. Relationships with diverse suppliers pay off with suppliers being more focused on the customer and willing to tailor their services to better suit ConAgra Foods' needs.

## *2004 Highlights*

***For the second year in a row, ConAgra Foods is "2004 Corporation of the Year" in Promoting Supplier Diversity***

ConAgra Foods enthusiastically supports the advancement of Minority and Women-Owned Business Enterprises (MWBEs). Great strides in 2004 underscore ConAgra Foods' commitment to be a supplier diversity leader nationally and within the food industry.

Current supplier diversity initiatives helped ConAgra Foods gain recognition as the **"2004 Corporation of the Year"** by the Great Plains Minority Business Development Council for its commitment to minority business development.

ConAgra Foods' Supplier Diversity manager was elected to the national board of directors of the National Minority Suppliers Development Council, representing the Midwest region.

To further ConAgra Foods' national exposure, it joined the National Women's Business Enterprise Council and serves on its Program Committee, the Native American Chamber of Commerce, and the Multicultural Foodservice & Hospitality Alliance.

In 2004 ConAgra Foods significantly extended its outreach efforts to search for qualified diverse suppliers. Below is a listing of tradeshows, media advertisements, and network events in which ConAgra Foods' Supplier Diversity Department participated.

## *Trade Shows and Networking Events*

- Exhibitor, RES 2004 – National Reservation Economic Summit & American Indian Business Trade Fair
- Exhibitor, Chicago Business & Opportunity Fair - Chicago Minority Business Development Council
- Exhibitor, 2004 Business Investment Exposition – Kansas City Minority Business Council
- Exhibitor and Silver Sponsor, Showcase 2004 Minority Business Conference and Opportunity Fair – Northwest Minority Business Council
- Exhibitor, Trade Fair - Minnesota Minority Supplier Development Council
- Exhibitor, Speaker and Gold Sponsor; Access 2004 – Great Plains Minority Supplier Development Council
- Exhibitor, Business Opportunity Fair – National Minority Supplier Development Conference
- Speaker and Roundtable Participate – U.S. Pan Asian American Chamber of Commerce
- Sponsor and Attendee, Awards Program and Networking Event – Native American Chamber of Commerce

## *Media/Advertising*

- ***DiversityInc*** Article highlighting ConAgra Foods Supplier Diversity Program
- ***Minority Business Entrepreneur (MBE) Magazine***
    - Foodservice and Supply Issue (Food Marketing Institute)
    - Convention Special/NMSCD, MED Week
- ***Minority Business News, USA Edition***
    - Food & Beverage issue
    - NMSDC Conference issue
- ***Women's Enterprise Magazine***
    - WBENC/NAWBO National Convention issues
- ***Asian Business News***
    - U.S. Pan Asian Chamber Conference issue
- ***Hispanic Network Magazine***
    - Cinco De Mayo issue
    - Conference issue (MNSDC, USHCC)
- ***Black Enterprise Magazine***

As a result of ConAgra Foods' outreach efforts, it has added new diverse suppliers and extended contacts with current diverse suppliers. Below are examples of multi-million contracts ConAgra Foods has with diverse suppliers.

- Co-manufacturer – PAM spray
- Cooler Displays – Reddi-wip
- Sanitation Chemicals – Manufacturing plants
- Folding cartons manufacturer – Chef Boyardee, Crunch 'n Munch, and Gulden's
- Tomato farmers – Hunt's tomato-based products
- Frozen boil and bag material – Banquet, Healthy Choice, and Marie Callender's frozen foods
- Long haul truck transporters – Transportation and Logistics Department
- Pressure-sensitive labels – Healthy Choice and Armour product lines

ConAgra Foods spent $86,465,530 with Minority and Women-owned Business Enterprises in 2004.

To learn more about ConAgra Foods Supplier Diversity Program or to be considered for business opportunities please complete our Supplier Diversity Information Form online at: http://www.conagrafoods.com/b2b/diversity.jsp

## Closer To Our Goal

ConAgra Foods is on its way to becoming America's Favorite Food company — not only by providing consumers with products they trust, but by becoming a more diverse and inclusive company. ConAgra Foods understands that as its employee base continues to grow in reflecting its customers and consumers, the resulting culture will be a key element in the company's growth and long-term success.


ConAgra Foods



The Right Kind Of Food Company








Hunt's







# Supplier Diversity

COMMITMENT

Progress always starts with a solid commitment. ConAgra Foods, Inc. is committed to providing qualified Minority and Women-owned Business Enterprises (MWBEs) with opportunities to compete for business with ConAgra Foods as a prime supplier or a second-tier supplier. We are steadily pursuing business relationships with more MWBE suppliers.

EXPECTATION

ConAgra Foods supplier diversity initiatives are based on finding qualified MWBEs who can conduct business with ConAgra Foods under the same terms, conditions, and quality standards as other suppliers or business partners.

QUALIFICATION FOR OUR SUPPLIER DIVERSITY PROGRAM

Our Supplier Diversity program is designed to ensure the inclusion of certified minority and women-owned businesses (MWBE) in our procurement process.

ConAgra Foods accepts certification provided by third party organizations including the National Minority Supplier Development Council (NMSDC), Women Business Enterprise National Council (WBENC), and various federal, state and local agencies.

We define MWBEs as business enterprises that are at least 51 percent owned, managed and controlled by one or more members of the following groups: African Americans, Hispanic Americans, Native Americans, Asian Pacific Americans, Asian Indian Americans and Non-Minority Women.

CONTACT

ConAgra Foods Supplier Diversity Program
Six Conagra Drive, PDL-483
Omaha, NE 68102

Email: mwbe@conagrafoods.com
Fax: 402-595-5304

To be considered for business opportunities please complete our Supplier Diversity Information Form online.

Please note: ConAgra Foods cannot and will not promise to transact business with all suppliers who register with us.

Click here for the Supplier Diversity Information Form.

Privacy Policy


Featured Recipes
CARIBBEAN SALSA

Better Ideas Build Better Brands


Chef
BOYARDEE

We're finding new ways to deliver on each brand's promise, taking a look at what each brings to the table and creating new competitive advantages from that insight.

ConAgra Foods, Inc. ("ConAgra Foods") recognizes that many of our partners who visit our web site are concerned about how personal information they provide on-line is maintained and used by ConAgra foods. To address these concerns and to demonstrate our firm commitment to privacy we have developed and implemented a privacy policy so you will know how ConAgra Foods gathers, and provides, information. Please review our privacy policy from time to time as we may update or change it periodically.


More


ConAgra Foods

The Right Kind Of Food Company





Explore Our Brands




PAM


peter pan


Ready Crisp



# Wellness

**Quick Links**

Overview | Safety | Diversity | **Wellness** | Excellence |

Wellness at ConAgra Foods has been part of our culture since 1990 and its integration through various health promotion programs is strongly supported by senior management. From this support comes the commitment to create an effective, motivated and healthy employee population.

We believe the health and wellness of our employees is critical to the success of our strategic priorities, and we've incorporated programs into the workplace including preventive health screenings, customized health risk appraisals and fitness facilities, all at no cost to participants. ConAgra Foods earned the Bronze, Silver, Gold and Platinum Well Workplace Awards from the Wellness Council of America for our continuously evolving health promotion initiatives.

Through a partnership with Pfizer, Inc., we are able to deliver multilingual preventive screenings on-site with immediate results interpretation. Recently, ConAgra Foods joined with Pfizer Pharmaceuticals, Lockheed Martin Aeronautics and the New York Academy of Medicine to develop best practices for corporate health promotion.

A sampling of employee wellness initiatives found at various ConAgra Foods locations includes company-sponsored sports teams, onsite day care, automatic external defibrillators, blood drives, fitness centers and lactation rooms.

Featured Recipes


CARIBBEAN SALSA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

ConAgra Foods



The Right Kind Of Food Company





Marie Callender's











# Excellence

**Quick Links**

Overview | Safety | Diversity | Wellness | **Excellence** |

We will succeed as a company if we excel together.

At ConAgra Foods, we know we will not achieve our business goals without individual excellence. We know we will not deliver the performance we need in order to grow and thrive as a company without dedicated employees working well together in teams. We also know that excellence must be achieved honestly and honorably.

We're fostering a culture where employees are driven to perform while remaining true to a set of shared values: integrity, objectivity, customer focus, accountability, teamwork and a sense of ownership.

Our values unite us; our Code of Conduct guides us. Having a clear, companywide policy helps to ensure that, across ConAgra Foods, every employee shares a common understanding of what is expected in terms of behavior. Our Code of Conduct, furnished to every employee, printed in nine languages and posted on our employee intranet and external Web site, also provides a mechanism to report possible violations and promotes our commitment to workplace fairness.


Featured Recipes
CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

# CODE OF CONDUCT

Setting the standard for corporate governance
and ethical behavior in the workplace.


ConAgra
Foods

## Contents



MARCH 2005

## Dear Fellow Employees:

**ConAgra Foods wants to be America's Favorite Food Company. We also want to be America's most respected food company. Adherence to the highest standards of integrity and ethical behavior is fundamental to these goals. Our brands and our businesses have an outstanding reputation with our customers and consumers. The ConAgra Foods name must also be synonymous with ethical behavior and sound business practices.**

Our reputation depends on each of us fulfilling our responsibilities to each other, to our consumers, to our suppliers and customers, to the marketplace and to the communities in which we do business. The ConAgra Foods Code of Conduct sets out guidelines for fulfilling these responsibilities.

The legal responsibilities and ethical standards found in our Code of Conduct are not new. ConAgra Foods has had standards for ethical business practices for many years. While business practices and our business environment may change over time, our commitment to the highest standards of integrity and responsibility remain constant. We have adopted this Code of Conduct to reinvigorate and renew our commitment to the highest standards of conduct. We believe that conducting business legally and ethically is an essential part of our goal of becoming America's Favorite Food Company.

We understand that a Code of Conduct cannot anticipate and address every situation. In many situations, common sense and good judgment are our best guide. All of us must remember that when we act on behalf of ConAgra Foods, our company's reputation for honesty and integrity is in our hands.



Bruce Rohde
Chairman and Chief Executive Officer



# OUR CODE OF CONDUCT

At ConAgra Foods, we are working to become America's Favorite Food Company. We'll know we have arrived at this destination when:

- consumers *trust* their family's appetites to us – whether at home or away;
- customers *prefer* doing business with us;
- investors regularly *select* ConAgra Foods stock as part their balanced portfolios; and
- employees *engage* themselves as long-term, productive, passionate advocates for ConAgra Foods.

Our primary values and beliefs serve as guideposts on our journey to become America's Favorite Food Company, underpinning the way we do business and supporting our efforts to conduct ourselves according to the highest ethical standards each and every day.

INTEGRITY

Integrity comes before all else. It means doing the right thing every day, doing what we say we will, being a company that customers and stakeholders can trust, and providing quality products and services consistent with our commitments and with our aim of becoming *America's Favorite Food Company.*

OWNERSHIP

Our people have a passion and drive for our business. In acting as owners, we strive for excellence in everything we do. Investing prudently in our future, we operate the company to increase the long-term value of ConAgra Foods for our customers, consumers and shareholders.

ACCOUNTABILITY

Taking personal responsibility for our tasks and results, we hold ourselves accountable for our successes and our mistakes. Always striving to be our competitive best, we are committed to helping the company meet its every challenge.



CUSTOMER FOCUS

Everything we do affects customers and consumers. The quality and value we deliver in our products and services need to lead to a customer- or consumer-perceived point of difference or preference. When customers prefer doing business with us and consumers trust their appetites to us, we all win.

OBJECTIVITY

As we strive to achieve operational excellence, and deliver outstanding products and superior service, we objectively measure ourselves in the ways our customers and consumers judge us, because we know this is the only way to meet and surpass their expectations.

TEAMWORK

We work together and help each other, because at the end of the day, we win—or lose—as one team, one company, one ConAgra Foods.

ConAgra Foods employs many people, each with his or her own personal values. Two of the values we must all share are integrity and a desire to have a good reputation. The reputation of ConAgra Foods is one of our most important assets. Each and every employee is important in protecting our reputation.

Our reputation makes a big difference in our relationships with customers, consumers, and suppliers, in the marketplace, and in the communities where we do business. We have a long-standing reputation for integrity, and we desire to maintain, protect and enhance our reputation.

We conduct our worldwide operations legally and ethically. We provide quality products and services to our consumers. We keep our word. We do the right thing because it is right. That has been our policy. That will continue to be our policy.

Personal responsibility is at the core of our Code of Conduct. We expect our employees to know right from wrong and to always choose right over wrong. Each employee has a responsibility to comply with our Code of Conduct. Our Code of Conduct also applies to our directors with respect to their director-related duties. Any waiver of this Code of Conduct for directors or executive officers may be made only by the Audit Committee of the Board of Directors.

One employee who does the wrong thing can severely damage the reputation of ConAgra Foods. This Code of Conduct was adopted by our Board of Directors and is intended to tell you what ConAgra Foods expects of you. This document will not answer every specific ethical or legal question, but it will guide you in making decisions. Uncertainties are bound to occur. In these situations, you should seek guidance from the people identified in this Code of Conduct. You should report unlawful conduct or unethical conduct that violates this Code of Conduct to the Business Standards Officer or the General Counsel.

Our Code of Conduct follows the standard set forth over the years in our annual reports:

> *"Ethics involves the point of view that suggests we live in a glass bowl, and we should feel comfortable with any actions we take, as if they were shared publicly."*

## Reporting and Administration

The overall administration of our Code of Conduct rests with our Business Standards Officer. Our Business Standards Officer is Owen Johnson, Executive Vice President, Organization and Administration and Corporate Secretary, who reports on the administration of our Code of Conduct to the Audit Committee of our Board of Directors.

Questions about our Code of Conduct should be directed to your immediate supervisor or your operating group officer with responsibility for the area of inquiry. You may also direct inquiries or reports of violations to the persons listed on this page and page 5.

ConAgra Foods will not tolerate any threats or acts of retaliation against an employee for any report made in good faith. We have long encouraged employees to report evidence of ethics violations and as we have stated in our annual reports:

> *"This is a commitment that each of us must undertake and not feel that it is a high-risk communication, but that it is expected and, indeed, an obligation."*

Employees' reports of Code of Conduct violations will be kept confidential to the extent permitted by law and our ability to address specific concerns.

Reports of violations should supply detailed information to allow us to investigate and address the concern. In some instances, employees' names will be needed for us to properly investigate the matter. Some investigations may not allow for complete anonymity.

**For employment and workplace safety matters, you may write, e-mail or call:**
**Pete Perez**
*Senior Vice President, Human Resources*
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5955
pete.perez@conagrafoods.com

**For financial or accounting matters, you may write, e-mail or call:**
**Frank Sklarsky**
*Executive Vice President and Chief Financial Officer*
(402) 595-4465, or
**John Gehring**
*Senior Vice President and Controller*
(402) 595-5381
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
frank.sklarsky@conagrafoods.com
john.gehring@conagrafoods.com

Any employee who has a complaint or concern about the company's accounting, internal accounting controls or auditing matters also may communicate such complaint or concern to the company's Audit Committee, which communications may be confidential or anonymous and may be submitted in writing to the special address published on the company's public Web site.

**For matters relating to compliance with laws, you may write, e-mail or call:**
**Roger Wells**
*General Counsel*, or
**Leo Knowles**
*Assistant General Counsel*
McGrath North Mullin & Kratz PC LLO
3700 First National Tower
Omaha, Nebraska 68102
(402) 341-3070
rwells@mnmk.com
lknowles@mnmk.com

**You may always contact ConAgra Foods' Business Standards Officer by writing, e-mailing or calling:**
**Owen Johnson**
*Executive Vice President,*
*Organization and Administration and*
*Corporate Secretary*
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5315
owen.johnson@conagrafoods.com

## Investigation of Reports

Supervisors should be readily accessible to employees who wish to report any unlawful or unethical conduct. Any person receiving an employee report of a violation of this Code of Conduct should notify the Business Standards Officer of the report. ConAgra Foods will investigate all employee reports of unlawful or unethical conduct. You are responsible for providing truthful information and cooperating fully in any investigation. Employees:

- Must not interfere with an investigation, such as by providing false, misleading or incomplete information, concealing information or encouraging others not to contribute to an investigation.
- Must not destroy or alter any information relevant to an investigation.
- Must not discuss any matter under investigation with any unauthorized person.

## Corrective Action and Discipline

Violation of our Code of Conduct is a serious matter and may, in some circumstances, subject ConAgra Foods or the employee involved to civil liability or even criminal prosecution.

Employees who violate our Code of Conduct may be disciplined. Disciplinary action will be determined by operating group management and the Business Standards Officer or his designee based on the circumstances involved. Disciplinary action can include severe consequences, such as termination of employment, suspension from employment without pay, demotion, transfer, withholding of promotion and requiring reimbursement of damages caused.



## Dealing With Our Fellow Employees

**ConAgra Foods employs many people. Our success depends on the contributions of all the people we work with. We should be fair and respectful in our dealings with our fellow employees.**

### VALUING DIVERSITY

ConAgra Foods conducts business in a global environment reflecting the diversity among our employees, our customers, our consumers, our suppliers and vendors, our shareholders and our communities. We understand and appreciate the value that diversity contributes to our company and to the communities in which we live and work. Mutual respect among employees is a core value of ConAgra Foods and every employee has a responsibility to act accordingly.

### EQUAL OPPORTUNITY EMPLOYMENT

Each ConAgra Foods manager and employee shall take whatever action is necessary to ensure that all applicants and employees are afforded an equal opportunity in employment without regard to race, age, color, religion, sex, national origin, disability, veteran status or other protected status covered by local or state law. Discrimination on the basis of these factors has no place at ConAgra Foods.

All managers and employees are charged with the responsibility of preventing or eliminating such abuses should they be found to exist. ConAgra Foods will ensure that only bona fide job-related requirements and procedures are used with regard to recruitment, employment, promotion, transfer, discipline including termination, compensation, benefits, demotion, layoff, training and educational programs.

### PROHIBITION OF HARASSMENT

ConAgra Foods will not tolerate harassment of its employees by anyone, including managers, co-workers, vendors or customers of ConAgra Foods.

Harassment consists of unwelcome conduct, whether verbal, written or physical, that is based upon a person's protected status, such as sex, race, color, religion, national origin, age, disability, veteran status, or other protected status covered by local or state law. ConAgra Foods will not tolerate harassing conduct that affects tangible job benefits; that interferes unreasonably with an individual's work performance; or that creates an intimidating, hostile or offensive working environment.

Sexual harassment specifically is prohibited. Unwelcome sexual advances, requests for sexual favors, and other physical, written or verbal conduct based on sex, constitutes sexual harassment when: (1) submission to the conduct is an explicit or implicit term or condition of employment; (2) submission to or rejection of the conduct is used as the basis for an employment decision; or (3) the conduct has the purpose or effect of unreasonably interfering with an individual's work performance or creating an intimidating, hostile or offensive working environment.

### WORKPLACE SAFETY

ConAgra Foods is committed to providing a safe work environment. Each employee is responsible for observing the safety rules and practices that apply to his or her job. Employees are also responsible for taking precautions necessary to protect themselves and their co-workers, including immediately reporting accidents, injuries and unsafe practices or conditions. Appropriate action will be taken to correct known unsafe practices or conditions.

ConAgra Foods will not tolerate any threatening or hostile behavior in the workplace. Employees must not engage in any assaults, hostile physical contact or intimidation, fighting, verbal threats or physical harm or violence, while on company property or on company business. Employees may not carry weapons on company property, while conducting company business, in company vehicles, or in personal vehicles when on company property or while conducting company business.

DRUGS AND ALCOHOL

Improper use of alcohol or drugs adversely affects job performance and can risk the safety of others.

ConAgra Foods employees may not work or report to work while impaired by alcohol, illegal drugs or controlled substances. Employees are prohibited from possessing, selling, using, distributing or offering to others any illegal drugs or controlled substances while on company business or on company premises. Employees may not consume alcohol at any time when it may impair the ability to perform job duties, endanger others, or reflect adversely on the reputation of ConAgra Foods or any of its employees.

## Dealing With Our Consumers

**ConAgra Foods has numerous brands recognized and respected throughout the world. Consumers buy our products because they trust the quality, value and safety of our products. We must conduct our business to preserve that trust.**

PRODUCT QUALITY AND SAFETY

ConAgra Foods has established a reputation for wholesome, safe food products. Our reputation is built on significant research and development, and a commitment to utilizing the safest ingredients in the cleanest environments. All ConAgra Foods employees are responsible for continuing our tradition of safety, not only by compliance with all laws and good manufacturing practices, but also by following our company standards that, in many cases, go beyond the regulatory requirements.

Any deviations from these principles, or any threats, large or small, to the safety of our products, must be reported to the responsible quality assurance person at your operating group. Product tampering is illegal and a violation of our Code of Conduct.

We rely heavily on product innovation in order to set our products apart, to continue to improve their quality, and to enhance food safety. We believe in protecting our product and packaging innovations through the patent registration process. ConAgra Foods employees will also respect the patented processes or designs belonging to others.

ADVERTISING AND PACKAGING

ConAgra Foods prides itself on its stable of many famous brands. We are committed to promoting our brands in ways that enhance our reputation and educate consumers. Advertising, packaging and promotions must not misstate facts or provide misleading impressions.

Claims that favorably compare ConAgra Foods products with those of competitors shall be factual and based on prior adequate substantiation.

## Dealing With Our Suppliers and Customers

**ConAgra Foods has invested substantial time, effort and resources developing strong relationships with our suppliers and customers. Our business practices must preserve those relationships.**

SELLING OUR PRODUCTS

ConAgra Foods sells its products aggressively and honestly. The marketing of our products is based on quality, brand recognition, fair pricing and promotional programs, and honest advertising practices.

You should not make false or misleading claims about a competitor's products. Offering or accepting bribes or kickbacks to secure business is unacceptable and, in many cases, illegal. Offering gifts or gratuities that are not reasonable complements to a business relationship is prohibited. Offering reasonable gifts and gratuities may be acceptable when dealing with non-government customers and must be approved by the president of your operating group.

PURCHASING FROM OUR SUPPLIERS

We receive fair and competitive prices and quality services from our suppliers by maintaining our objectivity and building supplier relationships based upon integrity and trust. You should select suppliers that are best able to meet ConAgra Foods' needs. Suppliers should be selected on the basis of objective information concerning such factors as quality, safety, value, best or lowest price, technical excellence, service reputation and production capacity.

Employees should be certain that personal or family relationships do not influence or appear to influence objective purchasing decisions. Employees should not accept any consideration or incentives or participate in any activity, such as a sponsored conference, social event or sporting activity, if doing so may improperly influence or appear to influence our business judgment. Acceptance of cash gifts is prohibited.

Certain ConAgra Foods employees are subject to annual reporting under our conflicts of interest policy. Employees with purchasing responsibilities should pay particular attention to the conflict of interest provisions dealing with acceptance of gifts or gratuities.

COMPETITIVE INFORMATION

Information about competitors, customers and suppliers is a valuable asset in the highly competitive markets in which ConAgra Foods operates. While it is entirely proper for ConAgra Foods to gather competitive information, we must do so properly. We can collect competitive information from public sources, published surveys, sources available to the general public and appropriate dealings with customers.

ConAgra Foods prohibits the misappropriation of a competitor's proprietary information, the inducing of disclosures by a competitor's past or present employees in violation of contractual commitments, and any improper agreements with competitors to exchange competitive information.

ANTITRUST

ConAgra Foods' policy is to comply with the antitrust laws of the jurisdictions in which we operate. The U.S. antitrust laws seek to preserve a free competitive economy in the United States. ConAgra Foods believes that the preservation of a competitive economy is essential to the public interest, to the interest of the business community in general, and to ConAgra Foods specifically.

The objective of promoting competition coincides with ConAgra Foods' belief in competing vigorously and legally in all areas of its operations. ConAgra Foods provides quality products and services and can, therefore, sell its products and services at competitive prices in compliance with the antitrust laws. Consequently, for both legal and business reasons, it is the obligation and responsibility of all ConAgra Foods employees to comply with the antitrust laws.

All employees must carry out the policy of ConAgra Foods to compete vigorously and legally in all areas of its business operations. All employees shall comply with the antitrust laws. For example, ConAgra Foods employees:

- Must not agree on or even discuss with competitors any matter involved in competition between ConAgra Foods and the competitor (such as sales price, credit terms, marketing strategies, market shares or sales policies) except in those instances where there is a bona fide purchase from or sale to a competitor or bona fide credit checks for commercially reasonable purposes.
- Must not agree with a competitor to restrict competition by fixing prices, allocating customers or territories or any other means.
- Must not agree with a supplier or customer on the minimum price at which a product will be resold.
- Must not sell a product below cost with the intent to harm a competitor.

No employee of ConAgra Foods has authority to engage in any conduct inconsistent with the antitrust laws, or to authorize, direct or condone such conduct by any other person.

## Dealing With the Marketplace

**Our reputation in the public marketplace is an important asset. We must use our assets and business information in a responsible manner and in the best interests of our stakeholders.**

ACCOUNTING FOR BUSINESS TRANSACTIONS; BUSINESS RECORDS

The accurate recording of financial information is important to investors and to our business managers. Our business practices must be conducted with the highest standard of ethical behavior, and our transactions must be accurately and properly documented and accounted for.

Certain employees have job responsibility for accounting for business transactions and the preparation of accurate financial statements. The overall responsibility, however, extends to each and every employee. All of us must ensure that our business transactions are properly reflected on our books and records and that all transactions are documented in a manner consistent with their economic substance. Our commitment to the long-term success of ConAgra Foods is too important to sacrifice our reputation by resorting to unacceptable accounting practices.

Our policy applies to all records. You cannot make false claims on expense reports, falsify quality or safety results, record false sales or improperly record them early, understate or overstate assets or liabilities, or defer recording items that should be expensed. No entry may be made on the books and records of ConAgra Foods that intentionally hides or disguises the true nature of any transaction.

Our financial records must conform to Generally Accepted Accounting Principles (GAAP).

Questions concerning the propriety of an entry or process can be directed to your operating group senior financial officer or:

John Gehring
*Senior Vice President and Controller*
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-5381
john.gehring@conagrafoods.com

PROPER USE OF COMPANY ASSETS

Every employee has a responsibility to protect our assets against loss, theft and misuse. Our assets include cash, equipment, inventory and computer software, systems and other intellectual property. Our funds and property should only be used for the benefit of ConAgra Foods.

Theft, embezzlement or misappropriation of ConAgra Foods property by any employee is prohibited.

PROPER USE OF CONFIDENTIAL INFORMATION

ConAgra Foods has developed and continues to develop and use commercially valuable confidential and/or proprietary technical and nontechnical information. Our confidential information includes current marketing plans, our commodity market positions, grain trades and strategies, budgets, long-range strategic plans, product development, sales and price data, and certain customer, supplier and personnel information. Similarly, we respect the proprietary information of our competitors; any such information in your possession should not be disclosed or used in the course of your employment with ConAgra Foods.

You may not, directly or indirectly, disclose, or use for the benefit of any person, firm, corporation or other business organization or yourself, any of our confidential information.

CONFLICTS OF INTEREST

ConAgra Foods' policy on conflicts of interest is straightforward: You should not compete with ConAgra Foods and your business dealings on behalf of ConAgra Foods should not be influenced, or even appear to be influenced, by personal or family interests. Our policy on conflicts of interest identify several situations where potential conflicts may exist:

- All transactions by an employee of ConAgra Foods with ConAgra Foods or any of its affiliates must be at arm's length and at fair market prices. All exceptions must be fully disclosed and approved by the president of your operating group prior to its consummation.
- Gifts, gratuities or favors received from or offered by outsiders other than those of a nominal amount, that could be, in any way, construed to be related to your employment with ConAgra Foods, must be fully disclosed and approved by the president of your operating group. Employees whose responsibilities include selling, marketing, transportation, purchasing or leasing of any type for the account of ConAgra Foods need to exercise particular discretion to avoid a possible conflict of interest.
- Employees will not actively or passively participate in any way with competitors, suppliers, or customers' businesses, or use confidential ConAgra Foods information for personal gain. Any participation by an employee, whether as owner, shareholder, partner, employee, director or consultant with any competitor, supplier or customer's business, must be approved by the president of your operating group.
- All employees who have access to information concerning grain, grain products, meats, meat byproducts, or any other commodity markets should not be involved in trading in these markets – either cash or futures – for their personal accounts either directly or indirectly through partners or associates. Employees of the businesses engaged in such commodities are presumed to have access to such information. Employees who are involved in businesses noncompetitive with ConAgra Foods may engage in normal hedging practices.
- You should report to the president of your operating group any transaction (or series of transactions) with ConAgra Foods (or any of its subsidiaries), or with any supplier or customer of ConAgra Foods (or any of its subsidiaries) with whom you have dealings, involving you (or any relative or affiliated entity of yours) which involved $100 or more, other than normal purchases of products or services for personal or family use.

We require many of our employees to provide an annual report on potential conflict of interest matters. Falsifying a conflict of interest report is grounds for discipline.



## INSIDE INFORMATION

Federal law prohibits insiders from trading securities while in possession of material nonpublic information. Any employee who is aware of material nonpublic information related to ConAgra Foods, or to firms with which ConAgra Foods is in confidential discussions, may not buy or sell common stock of ConAgra Foods or such other company. You may not disclose such information to any person outside ConAgra Foods until it has been made public. You should understand that you cannot "tip" others and that securities traded by your family members, household members or those with whom you have a close, personal relationship can, under some circumstances, result in legal liability to you.

Material information is any information that a reasonable investor would consider important in deciding whether to buy or sell common stock. This includes information about acquisitions and divestitures, new products or processes, earnings figures and trends, and important contracts or ventures. You should contact the Corporate Secretary's office if you have any questions concerning your buying or selling of ConAgra Foods common stock.

Many senior-level ConAgra Foods employees are subject to special rules on insider trading. These employees can only buy or sell ConAgra Foods common stock during limited periods following the release of quarterly or annual earnings information. We advise such employees when the "window" periods are open on a quarterly basis.

## RESPONDING TO INQUIRIES

Federal law also restricts the manner by which ConAgra Foods releases material information to the media, security analysts and stockholders. ConAgra Foods has an obligation to accurately and completely convey all material facts when speaking publicly. In order to ensure that ConAgra Foods complies with its obligations, employees receiving inquiries regarding material company information or ConAgra Foods' position on public issues should refer the request to the Vice President of Investor Relations.

## OUTSIDE EMPLOYMENT AND ACTIVITIES

As a ConAgra Foods employee, your primary obligation is to ConAgra Foods and its stockholders. You should avoid any activity or personal financial interest that could adversely affect the independence or objectivity of your judgment, interfere with the timely and effective performance of your duties and responsibilities, or that could discredit, embarrass or conflict with the best interests of ConAgra Foods.

If you are a salaried employee, you should obtain approval of your operating group president before involving yourself in outside employment or outside directorships.

No outside activity should involve the use of ConAgra Foods' name, trademarks, influence, assets, facilities or employees, unless expressly authorized or sponsored by ConAgra Foods.

## Dealing With Our Communities and Governments

**ConAgra Foods conducts business in many communities and with many governments throughout the world. We must be responsible citizens wherever we do business.**

### COMPLIANCE WITH LAWS

ConAgra Foods has a long-standing policy of compliance with all applicable laws and regulations. ConAgra Foods also emphasizes the moral and ethical conduct of business in all of our operations.

ConAgra Foods employees must comply with the laws applicable in the jurisdictions in which they operate. There may be uncertainty with respect to the scope and application of all of the laws in every jurisdiction. Compliance with our policy requires a good faith effort to satisfy the intent and purpose of the applicable laws, consistent with our policy of ethical and honest business dealings. Any employee who acquires knowledge of a violation of law, or who requires guidance on a matter of law, should consult with and be guided by the General Counsel's office.

### ENVIRONMENTAL COMPLIANCE

ConAgra Foods is committed to minimizing the impact of our operations on the environment and incorporating proactive environmental initiatives into our daily business. Our employees must abide by all laws, regulations and company policies relating to the protection of the environment.

Our operations are subject to many federal, state and local environmental requirements. Some of our facilities have specific air, water and waste permits. Some facilities are required to periodically identify and report certain information such as chemical use and/or storage, air emissions and water discharges. The appropriate officer of your operating group must be notified of all spills and any actual or unresolved, unsafe or hazardous condition that poses a threat to the environment.

### POLITICAL ACTIVITIES

ConAgra Foods employees are encouraged to take an active interest in political and government activities and to support principles, issues, parties or candidates of their own choice. Such activity must remain separate and distinct from employment with ConAgra Foods.

All ConAgra Foods employees must comply with campaign finance and ethics laws. Federal law and company policy prohibit the use of company funds, assets, services or facilities on behalf of a federal political party or candidate except under certain limited circumstances. ConAgra Foods is prohibited from compensating or reimbursing any employee or individual associated with the company, in any form, for a political contribution that the person has made.

State and local laws vary widely among jurisdictions.

**Questions concerning the propriety of any political activity or political contribution should be addressed to:**

**Mike Walter**
*Senior Vice President, Economic and Commercial Affairs*
ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102
(402) 595-4256
mike.walter@conagrafoods.com

## FOREIGN CORRUPT PRACTICES ACT

The Foreign Corrupt Practices Act prohibits ConAgra Foods from directly or indirectly offering, promising to pay or authorizing the payment of money or anything of value to foreign government officials, parties or candidates for the purpose of influencing the acts or decisions of foreign officials. Certain minor payments to foreign government officials, made to expedite or secure the performance of routine governmental action, may not violate applicable laws.

The Foreign Corrupt Practices Act also requires ConAgra Foods to maintain accurate books, records and accounts, and to devise a system of internal accounting control sufficient to provide reasonable assurance that, among other things, our books and records fairly reflect, in reasonable detail, our transactions and dispositions of our assets.

ConAgra Foods' policies are fully consistent with this law. Any questions concerning compliance should be directed to the General Counsel's office.

## GOVERNMENT INFORMATION REQUESTS

ConAgra Foods' policy is to cooperate with all reasonable requests concerning company operations from all government agencies. However, you must consult with the appropriate operating group or corporate representative (for example, operating group President, Executive Vice President of Organization and Administration or General Counsel's office) before responding to these requests, submitting to an interview, or allowing government officials access to company facilities, documents or personnel. You are entitled to know the authorization of the person seeking access or documents. You are also entitled to have counsel assist you in responding to government requests.

All information provided to government agencies should be truthful and accurate. You should never lie to any investigator and never alter or destroy documents or records in response to a government investigation.

## INTERNATIONAL TRADE REGULATIONS

All ConAgra Foods employees must comply with the laws of the country in which they operate. You must also comply with United States laws and regulations applicable to the conduct of business outside the United States.

ConAgra Foods may not cooperate in any way with an unsanctioned foreign boycott of countries friendly to the United States. For example, certain Arab countries have blacklisted Israel and companies doing business with Israel. Any requests for information or action related to any illegal boycott should be communicated to the General Counsel's office.

United States law also restricts ConAgra Foods' ability to trade with certain foreign countries. ConAgra Foods must comply with these embargoes and trade restrictions. Actions which cannot be taken directly also may not be taken or arranged through third parties.


ConAgra
Foods

ConAgra Foods Inc.
One ConAgra Drive
Omaha, NE 68102-5001

To request additional copies of this brochure, please call (866) 275-4722.


ConAgra Foods


The Right Kind Of Food Company





# Consumers, Customers, Industry

**Quick Links**

**Overview** | Food Safety | Eat Well, Live Well® | Trans Fats | Children | Biotechnology | Animal Welfare |

At ConAgra Foods, we are absolutely committed to providing high quality and greattasting foods that meet consumer and customer desires. But what does that mean?

Quality food means great-tasting food that is safe, manufactured under the most rigorous of food safety practices and, once it's brought home, prepared and stored safely. Quality food also is produced through the humane treatment of animals and the careful, conscientious use of biotechnology.

Quality also means responsible nutrition and choice. It's a top priority at ConAgra Foods to offer a wide variety of nutritious, convenient and great-tasting foods so consumers can more easily enjoy balanced, nutritious diets that fit individual tastes and needs. Our commitment to continuous improvement of the nutritional value of our products is well expressed in this simple statement: Eat Well, Live Well®. Our aim is to help America eat and live well by striving to meet consumers' individual dietary needs through our brands and through education at all levels — clear and relevant product information, promoting knowledge and awareness among consumers, and support of professional dietitians. Trans fats and childhood obesity are key areas of focus.

Safe and responsibly produced. Wholesome and nutritious. Convenient and, most of all, delicious. Each and every time. This is what product quality means at ConAgra Foods.

Explore Our Brands



Hunt's






Featured Recipes
CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.















# Food Safety

**Quick Links**

Overview | **Food Safety** | Eat Well, Live Well® | Trans Fats | Children | Biotechnology | Animal Welfare |

Food safety is of paramount importance at ConAgra Foods as we prepare product for consumers and customers. That is why we have developed and enforce such rigorous food safety practices in all our facilities and manufacturing processes.

An excellent example of our commitment to food safety is in our foodborne pathogen control program. The goal of the program is to minimize any risk to consumers. Equipment and process design, specific operating and sanitation procedures, and other measures all contribute to maximum protection against foodborne pathogens.

For many years, ConAgra Foods has been recognized as a leader in promoting food safety. We share our experiences with others through publications and technical presentations; we have worked closely with the USDA and the FDA to provide scientific expertise, some of which aided development of many of the food safety regulations in place today. ConAgra Foods' state-of-the-art microbiological and chemistry testing laboratories continue to further strengthen safety controls and research capabilities to address this key issue.

Our concern for food safety doesn't end when our product reaches the store shelf or consumer's pantry. It's important that our products be handled, prepared and stored safely as well. That is why we partnered with the American Dietetic Association (ADA) to launch Home Food Safety... It's in Your Hands®, a consumer education program to communicate the importance of safe food handling in the home with a wealth of information and helpful tips.

Featured Recipes


TURKEY RANCH
PASTA SALAD

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

American Dietetic Association *Your link to nutrition and health*
Sponsored by educational grants from: ConAgra Foods

# Home Food Safety *It's in Your Hands*®

Home Food Safety Tips | Materials En Español | FAQs and Links | Expert Panel | About Us | For Kids | Media

Search the site

GO



How safe is your kitchen?

Find out here



See online video

Actress and celebrity cookbook author Faith Ford joins registered dietitian Jackie Newgent, national spokesperson for the *Home Food Safety...It's in Your Hands*® program, to demonstrate easy home food safety

Watch the video



Love to eat **COOKIE DOUGH?**

Take the "Cookie Rookie Pledge"

Some documents are in PDF format and require the free Adobe Acrobat Reader. Click here to download.



## Our Mission

The American Dietetic Association and the ConAgra Foods Foundation have joined together in a consumer education program, *Home Food Safety...It's in Your Hands*®, to communicate the important role consumers play in preparing foods safely in their own homes.

*Home Food Safety...It's in Your Hands*® is dedicated to providing home food safety statistics, information about foodborne illness (also known as food poisoning), and safe food handling information and tips.

## What's New

Timely home food safety tips to keep you and your family safe:


NEW INFO!

**Print Your Own Copy**
*Click on the (PDF) link to download a print version.*



Grade A Grilling PDF



Season's Eatings PDF



Club House Rules PDF



Office Eating PDF

More tips

What's Your Grilling Personality? Click here to take the Grilling Personality Quiz and receive home food safety tips that match your style!

Don't miscalculate the life of your leftovers! Download a FREE Refrigerator Calculator to post on your fridge.

Keep it Cool! Click here to download our Refrigerator/Freezer Food Storage Chart

## 4 Easy Tips

- **Wash Hands Often**
- **Keep Raw Meats and Ready-to-Eat Foods Separate**
- **Cook to Proper Temperatures**
- **Refrigerate Promptly Below 40°F**

## Lessons on Home Food Safety

Download an easy-to-use teaching tool to use with your clients

Take the quiz to earn your "Home Food Safety MBA" (Mastery of Mealtime Balancing Act)

 Contact Us | Legal Policy | Privacy Policy

ConAgra Foods



The Right Kind Of Food Company

Home | **Company** | Brands | Recipes | Promotions | Careers | Media Center | Investors

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Explore Our Brands




HEALTHY CHOICE


HEBREW NATIONAL


Hunt's





# Eat Well, Live Well®

**Quick Links**

Overview | Food Safety | **Eat Well, Live Well®** | Trans Fats | Children | Biotechnology | Animal Welfare |

Wellness is important to everyone. And a nutritious diet is key.

With the endless variety of individual dietary needs among consumers — whether determined by age, health concerns or simple preference — our focus is on providing a wide range of wholesome, nutritious, great-tasting and convenient foods.

Our wellness product portfolio began more than 20 years ago with the birth of the Healthy Choice brand. Today, the promise of Healthy Choice expresses the philosophy behind a wellness portfolio that today comprises hundreds of products, including Egg Beaters, Fleischmann's, Hunt's, PAM, Lightlife, Ultragrain and many others: high nutritional value with absolutely no compromise on taste. Good food that's good for you.

Beyond what are classified as wellness foods, our company is in the midst of an initiative to improve the nutritional profile of the entire product line. ConAgra Foods nutrition experts and dietitians have been working methodically to identify opportunities across the product portfolio for increasing positive nutrients while reducing calories, trans fats, saturated fats, sodium and sugars.

Eat Well, Live Well® is about more than improving nutritional attributes, because the most healthful food in the world is of little value if it isn't eaten. Our focus is to improve our product line without compromising the four things all consumers want: taste, quality, convenience and price.


Featured Recipes
CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

Business to Business | Privacy Policy | Legal Policy | Contact Us | Site Map | Where to Buy Our Products


ConAgra Foods


The Right Kind Of Food Company




slim jim

Snack Pack

swiss miss


# Trans Fats

**Quick Links**

Overview | Food Safety | Eat Well, Live Well® | **Trans Fats** | Children | Biotechnology | Animal Welfare |

One particular area of focus at ConAgra Foods is the reduction or elimination of trans fats from its product offerings.

Trans fat, or trans fatty acids, is a specific kind of fat formed when hydrogen is added to vegetable oil in a process called hydrogenation. Hydrogenated oils give foods such qualities as texture in pie crusts and cookies; greater food stability during cooking processes, such as frying; and increased physical stability in packaging, such as in microwave popcorn. Unfortunately, hydrogenated oils also raise low-density lipoprotein (LDL) cholesterol, which has been linked with increased risk of coronary heart disease.

New FDA requirements call for food companies to include trans fat information on the Nutrition Facts Panel printed on every package. Manufacturers are required to begin labeling their products by January 2006; ConAgra Foods has already started. As of April 2005, we had brought labels for more than 1,700 products in line with the new rule.

Meanwhile, a cross-functional team of experts from across the company — Product Quality & Development, including Analytical, Regulatory, Product Development, Process Engineering and Nutrition Science — is working to eliminate or reduce trans fats in our products. We're also working with oils suppliers and seed companies to learn how to better use oils and develop new varieties that are more healthful without compromising desired product quality attributes.

Featured Recipes


CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

# Children

**Quick Links**

Overview | Food Safety | Eat Well, Live Well® | Trans Fats | **Children** | Biotechnology | Animal Welfare |

As a leader in the food industry, ConAgra Foods believes it has a responsibility to provide product choice and honest information to help consumers make better choices and improve health. This is especially important when it comes to children.

Childhood obesity is an increasing problem — according to the Centers for Disease Control, the rate of obesity among children six to 17 years of age has tripled since 1975, expanding from about five percent to 16 percent. ConAgra Foods is increasing its focus on this important issue.

We have reformulated our Kid Cuisine frozen meals to enhance nutritional value, providing a convenient meal choice for kids that's better for them and tastes great, too. We improved The Max, our popular school foodservice pizza, by incorporating Ultragrain, our groundbreaking whole-wheat flour that delivers the nutrition and goodness of whole grains with a taste and texture similar to traditional refined white flour products. We also added protein and fiber, and reduced fat and sodium — and kids love it.

We currently are reformulating Chef Boyardee products to reflect the latest nutritional science and policy, including the USDA's new dietary guidelines. And we're working to improve the nutritional content in all our kids' products, such as adding calcium or fiber, which often are missing from childrens' diets.

In addition to what we do with product formulations, we take care in promoting our products to children and their parents. We are committed to responsible and truthful advertising and hold ourselves and our agencies to the highest standards.

Featured Recipes


CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.


ConAgra Foods



The Right Kind Of Food Company





Explore Our Brands




BUTTERBALL


BOYARDEE


DAVID


egg beaters

# Biotechnology

**Quick Links**

Overview | Food Safety | Eat Well, Live Well® | Trans Fats | Children | **Biotechnology** | Animal Welfare |

At ConAgra Foods, we are committed to providing products that consistently meet customers' and consumers' expectations for safety and quality. With this in mind, we use only those ingredients that meet strict criteria for safety and quality, comply with all regulatory requirements and are aligned with the preferences of our customers and consumers.

We support science-based regulatory policies for crop-based ingredients that assure the safety and integrity of the food supply, as well as the protection of the environment. Biotechnology has been used over the past decade to modify several common food crops, such as corn and soy, to produce certain desirable agricultural traits. We currently do not prohibit the use of biotech ingredients in our products when:

- there is a reputable scientific consensus that the ingredient is safe
- the ingredient is compatible with our product needs and distribution systems; and
- using the ingredient is permitted by national regulatory authorities and no special labeling is required on the finished product.

We also provide options for consumers who would prefer to purchase products without biotechnology ingredients. Our Lightlife brand of products is manufactured using non-GMO soy seeds. In addition, our organic food products do not contain biotech ingredients and are an available option to those who are concerned.

We continue to listen carefully to our customers and consumers about this issue and believe that, ultimately, the consumer will determine which products are accepted in the marketplace.


Featured Recipes
CARIBBEAN SALSA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.



ConAgra Foods

The Right Kind Of Food Company

Home | **Company** | Brands | Recipes | Promotions | Careers | Media Center | Investors

Search GO!

Company Profile

Management Team

Corporate Responsibility Report

Community

ConAgra Foods Foundation

Sustainable Development

Workplace

**Consumers, Customers, Industry**

Shareholders

History

Healthy Living

Explore Our Brands




Orville Redenbacher's


PAM


Peter pan


ARMOUR
Ready Crisp



# Animal Welfare

**Quick Links**

Overview | Food Safety | Eat Well, Live Well® | Trans Fats | Children | Biotechnology | **Animal Welfare** |

We believe in the humane treatment of animals. It's the right thing to do, and it plays a key role in the quality of our products. At ConAgra Foods, the only way to deliver quality products is to follow quality procedures, and that includes how food animals are raised and processed.

With a Supplier Quality Program that includes specific expectations for appropriate animal care, we encourage all our suppliers to purchase only from farms that comply with industry guidelines, including those established by the U.S. Department of Agriculture and the Food Marketing Institute. And in our turkey operations, we have developed our own guidelines, training and auditing programs to help ensure compliance with those established by the National Turkey Federation.

Featured Recipes


CHILI TOSTADA

Healthy Living



See how ConAgra Foods can help you and your family live healthier with tools, ideas, recipes, and more. **Learn More »**

A Foundation for the Future



ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

Business to Business | Privacy Policy | Legal Policy | Contact Us | Site Map | Where to Buy Our Products


ConAgra Foods



The Right Kind Of Food Company





Some documents are in PDF format and require the free Adobe Acrobat Reader. Click **here** to download.

# Investor Relations Overview

ConAgra Foods is one of North America's largest packaged food companies, serving consumer grocery retailers, as well as restaurants and other foodservice establishments. Details about the company and our brands can be found here. **More »**

## March 2006 Analyst and Investor Event

Webcast Slides News Release Transcript

## Earnings News

Q3 FY06 Earnings Release
Q3 FY06 Q&A Document
Q3 FY06 Webcast


ConAgra Foods

2005 Annual Report


Fundamentals, Stock Chart and Shareholder Return

## Dividend Information

Dividends represent an important component of shareholder returns and have long been part of the company's capital allocation process. As of the end of Fiscal 2005, ConAgra Foods has paid 118 consecutive quarterly dividends. **More »**

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.46 |
| Last Trade | 05/22/06 11:43 a.m. ET |
| Change | ▲ 0.08 |
| Volume | 794,700 |
| Day High | $22.50 |
| Day Low | $22.24 |

All data delayed a minimum of 20 minutes.

Sign Up For Email Notification of Financial News Releases

SUBMIT


ConAgra Foods
is proud of its excellent governance practices and the leadership we have demonstrated in this important area.










Some documents are in PDF format and require the free Adobe Acrobat Reader. Click **here** to download.

# Corporate Governance

### Quick Links

Overview | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | Audit Charter | Corporate Affairs Committee Charter | Governance Charter | Human Resources Charter | **Nominating Charter** | Contact the Audit Committee | Contact the Board

### Nominating Charter

### Purpose

The Nominating Committee is appointed by the Board of Directors to assist the Board by identifying qualified candidates for membership on the Board, proposing to the Board a slate of directors for election by the stockholders at each annual meeting, and proposing to the Board candidates to fill vacancies on the Board.

The Nominating Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Nominating Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

### Committee Membership

The Nominating Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Nominating Committee will be appointed and replaced by the Board.

### Committee Authority and Responsibilities

- The Committee will consider the appropriate skills and characteristics required of Board members, including background, board skill needs, diversity and business experience. The Committee will review individuals with such qualifications as potential Board members and recommend qualified candidates to the Board.
- The Committee will have authority to retain any search firm used to identify director candidates, including sole authority to approve the search firm's fees and other retention terms.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
| Day Low | $22.24 |

All data delayed a minimum of 20 minutes.



for executive officers and other significant employees.

- The Committee will have authority to retain any compensation consultant used to assist the Committee in performance of its functions.
- The Committee will prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.
- The Committee will make regular reports to the Board. The Committee will annually review its own performance.


ConAgra Foods


The Right Kind Of Food Company










# Corporate Governance

### Quick Links

Overview | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | Audit Charter | Corporate Affairs Committee Charter | Governance Charter | **Human Resources Charter** | Nominating Charter | Contact the Audit Committee | Contact the Board

## Human Resources Charter

### Purpose

The Human Resources Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibilities relating to compensation of the Company's directors, executive officers and other significant employees. The Committee has responsibility for reviewing, evaluating and approving compensation plans, policies and programs for the Company's directors, executive officers and other significant employees.

The Human Resources Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Human Resources Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

### Committee Membership

The Human Resources Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Human Resources Committee will be appointed and replaced by the Board.

### Committee Authority and Responsibilities

- The Committee will annually review and approve corporate goals and objectives relevant to Chief Executive Officer compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and together with the other independent directors, determine and approve the Chief Executive Officer's compensation levels.
- The Committee will periodically review and make recommendations to the Board with respect to the compensation of directors.
- The Committee will periodically review and make recommendations to the Board with respect to incentive compensation plans and equity based plans for executive officers and other significant employees, which plans shall be subject to stockholder approval as required by applicable law or regulation. The Committee will also review and approve employment agreements, severance agreements and any other compensation




The Right Kind Of Food Company







Some documents are in PDF format and require the free Adobe Acrobat Reader. Click **here** to download.

# Corporate Governance

### Quick Links

Overview | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | Audit Charter | Corporate Affairs Committee Charter | **Governance Charter** | Human Resources Charter | Nominating Charter | Contact the Audit Committee | Contact the Board

## Governance Charter

### Purpose

The Corporate Governance Committee is appointed by the Board of Directors to assist the Board by (1) considering and making recommendations to the Board concerning the appropriate size, functions and policies of the Board, (2) recommending to the Board the size and functions of the various committees of the Board, and (3) recommending to the Board corporate governance principles for the Company.

The Corporate Governance Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Corporate Governance Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

### Committee Membership

The Corporate Governance Committee will be comprised of at least three directors who shall meet the independence requirements established by the New York Stock Exchange. The members of the Corporate Governance Committee will be appointed and replaced by the Board.

### Committee Authority and Responsibilities

- The Committee will recommend to the Board corporate governance principles and guidelines for the Company. The Committee will review and reassess the adequacy of the corporate governance principles and guidelines on an annual basis and recommend any proposed changes to the Board for approval.
- The Committee will coordinate an annual self-evaluation by the directors of the Board's performance. The Committee will receive comments from all directors with respect to the self-evaluation which will be discussed with the full Board on an annual basis.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
| Day Low | $22.24 |

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ConAgra Foods
is proud of its excellent governance practices and the leadership we have demonstrated in this important area.











# Corporate Governance

**Quick Links**

Overview | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | Audit Charter | **Corporate Affairs Committee Charter** | Governance Charter | Human Resources Charter | Nominating Charter | Contact the Audit Committee | Contact the Board

## Corporate Affairs Committee Charter

### Purpose

The Corporate Affairs Committee is appointed by the Board of Directors to assist the Board by advising Company management on internal and external factors and relationships affecting the Company's image, reputation, objectives and strategies.

The Corporate Affairs Committee has the authority and responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Corporate Affairs Committee will review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

### Committee Membership

The Corporate Affairs Committee will be comprised of at least three directors. The members of the Corporate Affairs Committee will be appointed and replaced by the Board.

### Committee Authority and Responsibilities

- The Committee will periodically meet with management of the Company to review internal and external factors and relationships affecting the Company's image, reputation, objectives and strategies, with a focus on economics, government, regulation, sustainable development, community affairs and stockholder relations.
- The Committee will make regular reports to the Board.
- The Committee will annually review its own performance.

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
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regulatory and accounting initiatives on the financial statements of the Company.

- The Committee shall obtain reports from management, the Company's internal auditing department, the Company's independent auditors, and/or the Company's general counsel with respect to (1) the Company's policies and procedures regarding compliance with applicable laws and regulations, (2) compliance with the Company's Code of Conduct and the Company's Code of Ethics for Senior Corporate Officers, (3) the Company's processes for assessing and controlling significant financial risk exposures, and (4) the status of significant legal matters.
- The Committee shall meet separately, periodically, with the Chief Financial Officer and Controller, the senior internal auditing executive and the independent auditors. The Committee may request any member of management to attend a meeting of the Committee.

to grant such pre-approvals. The Committee shall consider whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.

- The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
- The Committee shall discuss with management the Company's earnings press releases, including the use of any non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made).
- The Committee shall meet to review and discuss the Company's quarterly financial statements, including reviewing the specific disclosures made in management's discussion and analysis, with management and the independent auditors.
- The Committee shall review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.
- The Committee shall, as it determines necessary to carry out its duties, obtain advice and assistance from outside legal, accounting, or other advisors. The Company shall provide funding for such Committee actions and for compensation of any external auditor engaged by the Committee and for ordinary administrative expenses of the Committee.

**Reports to the Audit Committee**

- The Committee shall review reports from the independent auditors on (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
- The Committee shall review a report from the independent auditor at least annually regarding (1) the independent auditor's internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (3) any steps taken by the independent auditor to deal with such issues, and (4) all relationships between the independent auditor and the Company.
- The Committee shall review reports from management and/or the independent auditor with respect to (1) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and (2) the effect of

independent auditor regarding financial reporting).

- The Committee shall evaluate the performance of the lead audit partner and of the independent auditors and, if appropriate, replace the independent auditors.

**Proxy Statement Report**

- The Committee shall meet to review and discuss the annual audited financial statements, including reviewing the specific disclosures made in management's discussion and analysis, with management and the independent auditors.
- The Committee shall discuss with the independent auditors certain matters regarding the conduct of the annual audit as required by Statement on Auditing Standards No. 61, such as significant audit adjustments and significant accounting policies.
- The Committee shall receive periodic reports from the independent auditors regarding the auditor's independence (including the disclosures required by Independence Standards Board Standard No. 1), discuss such reports with the auditors, and take appropriate action to oversee the independence of the auditors.
- The Committee shall determine whether to recommend to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.
- The Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

**Independent Auditor Oversight**

- The Committee shall meet with the independent auditors prior to the annual audit to review the scope, planning and staffing of the audit.
- The Committee shall review with the independent auditors any significant problems or difficulties that the auditors may have encountered in connection with the audit, and review significant issues raised by the management letter provided by the auditors and the Company's response to those issues.
- The Committee shall (1) ensure the rotation of the lead audit partner and other audit partners as required by law, and (2) establish policies for the Company's hiring of employees or former employees of the independent auditor.

Internal Audit Oversight

- The Committee shall provide oversight of the Company's internal audit function, including reviewing reports on the organizational structure, budget, plans and results of internal audit activities and adequacy of the Company's internal controls.
- The Committee shall review the appointment and replacement of the senior internal auditing executive, and review significant issues identified by the internal auditing department.

**Additional Audit Committee Action**

- The Committee shall pre-approve all auditing services and permitted non-audit services to be performed by the independent auditor. The Committee may form and delegate authority to subcommittees consisting of one or more members the authority












# Corporate Governance

**Quick Links**

Overview | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | **Audit Charter** | Corporate Affairs Committee Charter | Governance Charter | Human Resources Charter | Nominating Charter | Contact the Audit Committee | Contact the Board

## Audit Charter

### Audit Committee Structure, Composition and Processes

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities by reviewing (1) the integrity of the financial statements of the Company, (2) the qualifications, independence and performance of the Company's independent auditors and internal auditing department, and (3) the compliance by the Company with legal and regulatory requirements.

The Committee shall be comprised of at least three directors appointed by the Board each of whom shall meet the independence and experience requirements of the New York Stock Exchange. At least one member of the Committee shall be a financial expert as defined by the Securities and Exchange Commission.

The Committee shall have the responsibilities described in this Charter. This Charter has been adopted by the Board of Directors. The Committee shall make regular reports to the Board of Directors. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Committee shall meet at least four times a year, or more frequently as the Committee considers necessary. The Committee shall annually evaluate the Committee's performance.

The Committee's function is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the independent auditors are responsible for auditing those financial statements. In carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements. The Committee has the authority to conduct investigations within the scope of its responsibilities.

### Independent Auditor Selection and Evaluation

- The Committee shall have sole authority to appoint the independent auditors (subject to stockholder approval). The independent auditor shall report directly to the Committee. The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
| Day Low | $22.24 |

*All data delayed a minimum of 20 minutes.*



wrongdoing and promote accountability for adherence to the Code of Ethics. The Board of Directors has full and discretionary authority to approve any amendment to this Code of Ethics for senior corporate officers; any such amendment shall be promptly disclosed as required by applicable law or regulation.








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# Corporate Governance

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## Code of Ethics for Senior Corporate Officers

ConAgra Foods is committed to complete and accurate financial disclosure in compliance with applicable laws and regulations. This Code of Ethics is applicable to our chief executive officer and senior corporate financial officers. Our senior corporate officers are also subject to the provisions of our Code of Conduct which is applicable to all of ConAgra Foods' employees.

Our senior corporate officers to whom this Code of Ethics applies are our chief executive officer, chief financial officer, and controller.

Our senior corporate officers shall, in the performance of their duties for ConAgra Foods, to the best of the officers' knowledge and ability:

- Act with honesty and integrity, and ethically handle any actual or apparent conflicts of interest between personal and professional relationships.
- Disclose to the Audit Committee any material transaction or relationship that could reasonably be expected to give rise to a personal conflict of interest.
- Provide, or cause to be provided, full, fair, accurate, timely and understandable disclosure in reports and documents that ConAgra Foods files with, or submits to, the Securities and Exchange Commission and in other public communications made by ConAgra Foods.
- Comply with applicable government laws, rules and regulations.
- Maintain the confidentiality of information acquired in the course of the performance of his or her duties and not use such confidential information for personal advantage.
- Use, or cause to be used, all corporate assets entrusted to such officer in a responsible manner and in the best interests of ConAgra Foods.
- Promote, as appropriate, the provisions of ConAgra Foods' Code of Conduct relating to the reporting by employees of improper accounting or financial reporting without fear of retaliation.
- Promptly report any violations of this Code of Ethics to the Audit Committee, and promote the prompt reporting of violations of the company's Code of Conduct to the persons identified in that Code.

The Audit Committee shall determine, or designate appropriate persons to determine, remedial actions to be taken in the event of a violation of the Code of Ethics. Such actions shall be reasonably designed to deter

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
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published on the Company's public website. Any person who has a concern about the Company's accounting, internal accounting controls or auditing matters may communicate such concerns to the Company's Audit Committee, which communications may be confidential or anonymous and may be submitted in writing to the special address published on the Company's public website. All such concerns will be reviewed and addressed by the General Counsel's office, the Internal Audit office and/or the Human Resources office as appropriate. The status of all outstanding concerns will be reported at each meeting of the Audit Committee. The Company's Code of Conduct prohibits any person from retaliating against an employee for any report made in good faith.

director, the Chairman will consult with the lead director in connection with establishing the agenda. Each Board member may suggest the inclusion of items on the agenda. Each Board member may raise at any Board meeting subjects that are not on the agenda for that meeting.

Directors are expected to attend Board meetings and meetings of committees on which they serve, and to spend the time needed to prepare for meetings. Information that is important to the Board's understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting. Directors have a fiduciary duty to hold in confidence information about the Company which he or she obtains as a director.

15. *Strategic Planning.* The Board will review the Company's long-term strategic plan during at least one Board meeting each year.

16. *Chief Executive Officer Evaluation.* The performance of the Chief Executive Officer will be reviewed by the Board at least annually. Such review will precede recommendations from the Human Resources Committee with respect to long and short-term compensation goals and performance of the Chief Executive Officer.

17. *Management Succession.* The Chief Executive Officer will report annually to the Board on the Company's program for succession and management development. The Chief Executive Officer should make available to the Board his or her recommendations and evaluations of potential successors.

18. *Access to Executive Officers and Independent Advisors.* Directors have full access to executive officers of the Company. The director will use his or her judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent not inappropriate, coordinate any such contact with the Chief Executive Officer. The Board welcomes regular attendance at each Board meeting of executive officers and other members of senior management of the Company. The Board may retain independent financial, legal and other advisors to assist in the performance of its duties.

19. *Board Interaction with Company Constituencies and the Public.* Management speaks for the Company. Communications about the Company with the press, media and other constituencies should be made by management. Individual Board members may, from time to time, at the request of the Chief Executive Officer, meet or otherwise communicate with various constituencies of the Company.

20. *Executive Sessions.* The non-management directors will meet in executive session as a part of each regularly scheduled Board meeting. The independent directors will meet at least once a year in executive session. The director who presides at these meetings shall be the Chairman, or if the Chairman is also the Chief Executive Officer, the lead director.

21. *Board Evaluation.* The Corporate Governance Committee is responsible for coordinating an annual self-evaluation by the directors of the Board's performance. The Corporate Governance Committee will receive comments from all directors which will be discussed with the full Board on an annual basis.

22. *Communications to Directors.* Interested parties may communicate with the Company's Board of Directors by writing to the special address

The Board may select the Chief Executive Officer as Chairman if that seems best for the Company at a given point in time.

7. *Lead Director.* The Board will select a lead director from the independent directors if the positions of Chairman and Chief Executive Officer are held by the same person. The lead director will chair executive sessions of the Board and consult with the Chief Executive Officer on Board agendas.

**Board Structure**

8. *Size of the Board.* The Board will assess its size from time to time. The board currently consists of 13 members.

9. *Committees of the Board.* The Board will at all times have an Audit Committee, a Human Resources Committee, a Corporate Governance Committee, and a Nominating Committee. All members of these committees will be independent directors under the criteria established by the New York Stock Exchange. The Board may from time to time establish additional committees as necessary or appropriate. Committee members will be appointed by the Board. Consideration should be given to rotating committee members periodically, but rotation should not be mandated as a policy.

Each committee will have its own charter. The charters will set forth the purposes of the committees as well as qualifications for committee membership.

The Chairman of each committee will determine the frequency and length of committee meetings and will develop the committee's agenda for each meeting.

10. *Director Time Commitments.* Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. Directors should advise the Chairman of the Board in advance of accepting an invitation to serve on another public company board.

11. *Change in Professional Responsibilities.* Individual directors who change the responsibility they held when they were elected to the Board should volunteer to resign from the Board. Such persons should not necessarily leave the Board. There should, however, be an opportunity for the Board through the Nominating Committee to review the continued appropriateness of Board membership under the circumstances.

12. *Retirement.* No director may be nominated to a new term if he or she would be over age 73 at the time of the election.

13. *Term Limits.* The Board does not believe it should establish term limits. Such limits may lose the contribution of directors who have been able to develop, over a period of time, increasing insight into the Company and therefore provide an increasing contribution to the Board. As an alternative to term limits, the Nominating Committee will review each director's continuation on the Board every three years.

**Board Processes**

14. *Agenda and Meetings; Board Information.* The Chairman will establish the agenda for each Board meeting. If the Company has a lead

than $100,000 during any twelve-month period in direct compensation from ConAgra Foods (other than director and committee fees).

(b) A director will not be independent if: (1) the director is an executive officer or an employee, or the director's immediate family member is an executive officer, of another company and (2) the other company made payments to, or received payments from, ConAgra Foods for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of either (i) such other company's consolidated gross revenues or (ii) ConAgra Foods' consolidated gross revenues.

(c) A director will not be independent if: (1) the director or an immediate family member is a current partner of ConAgra Foods' independent auditor, (2) the director is an employee of ConAgra Foods' independent auditor, (3) the director has an immediate family member who is a current employee of ConAgra Foods' independent auditor who participates in the auditor's audit, assurance or tax compliance practice, or (4) the director or an immediate family member was within the last three years a partner or employee of ConAgra Foods' independent auditor and personally worked on the Company's audit within that time.

(d) For relationships not covered by the foregoing standards, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the above independence standards. The Board's determination of each director's independence will be disclosed annually in the Company's proxy statement.

(e) Contributions to tax-exempt organizations shall not be considered "companies" for purposes of these independence standards. However, ConAgra Foods will disclose in its annual proxy statement any such contribution which it makes to a tax-exempt organization in which a director serves as an employed executive officer if, within the preceding three years, contributions in any fiscal year exceeded the greater of $1,000,000 or 2% of such charitable organization's consolidated gross revenues.

3. *Selection.* Nominees for directorship will be recommended to the Board by the Nominating Committee in accordance with the policies and principles in its Charter. The invitation to join the Board should be extended by the Chairman of the Board and the Chairman of the Nominating Committee.

4. *Orientation and Continuing Education.* The Company will conduct an orientation program for new directors following the meeting at which the new director is elected. The orientation will include presentations by senior management with respect to the Company's principal officers, strategic plans, financial reporting, Code of Conduct, and its auditing processes. The Board will periodically receive materials and briefing sessions to continue their education on subjects that assist directors in the discharge of their duties.

5. *Compensation.* The compensation of directors will be periodically reviewed by the Human Resources Committee which shall make recommendations to the Board. Director compensation should consist of an appropriate mix of cash and stock/options.

**Board Leadership**

6. *Chairman.* The Chairman of the Board will be selected by the Board.



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# Corporate Governance

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**Principles**

The Board of Directors has adopted the following formal governance principles.

**CONAGRA FOODS, INC.**
**CORPORATE GOVERNANCE PRINCIPLES**

**Role of the Board of Directors**

ConAgra Foods' primary objective is to optimize stockholder value over the long term. The business of the Company is managed under the direction of the Board of Directors, which is elected by the stockholders. The basic responsibility of the Board is to exercise their business judgment to act in what each director reasonably believes to be in the best interests of ConAgra Foods and its stockholders. The Board selects the senior management team, which is responsible for the day-to-day conduct of the Company's business.

**Qualification and Selection of Board Members**

1. *Qualification.* The Board will have a majority of directors who meet the criteria for independence established by the New York Stock Exchange. The Nominating Committee will review with the Board the requisite skills and characteristics for new Board members. This assessment will include members' qualification as independent as well as consideration of background, board skill needs, diversity and business experience.

2. *Independence.* The Board must affirmatively determine that a director has no material relationship with ConAgra Foods in order for the director to be considered independent under New York Stock Exchange standards. The Board has established the following guidelines in connection with director independence determinations:

(a) A director will not be independent if, within the preceding three years: (1) the director was employed by ConAgra Foods or an immediate family member of the director was an executive officer of ConAgra Foods, (2) the director was affiliated with or employed by ConAgra Foods' independent auditor, (3) a ConAgra Foods' executive officer was on the compensation committee of the board of directors of a company which employed the ConAgra Foods' director or which employed an immediate family member of the director as an executive officer, or (4) the director or the director's immediate family member received more

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
| Day Low | $22.24 |

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as well as our Code of Ethics for Senior Corporate Officers, is published on our website.

- These governance principles are published on our website. These principles include guidelines for determining director independence, qualifications for directors (including a director retirement age), an annual evaluation of the Chief Executive Officer, and an annual Board and Board committee self-evaluation.
- The charter for each committee of the Board is also published on the website.


ConAgra Foods


The Right Kind Of Food Company






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# Corporate Governance

**Quick Links**

**Overview** | Principles | Code of Conduct | Code of Ethics for Senior Corporate Officers | Audit Charter | Corporate Affairs Committee Charter | Governance Charter | Human Resources Charter | Nominating Charter | Contact the Audit Committee | Contact the Board

**Overview**

Sound corporate governance practices are an important part of our foundation and tradition. We have many longstanding policies and practices, and we have also added measures to further strengthen our foundation. Our corporate governance practices include the following:

- Other than our Chief Executive Officer, none of our directors are, or ever have been, employed by the Company.
- Directors and executive officers are committed to owning stock in ConAgra Foods. As part of that commitment directors will not sell any of their ConAgra Foods stock until after they cease to be a director and an executive officer can sell ConAgra Foods stock only during one "window" each year and only if they continue to meet their stock retention guidelines.
- We do not permit loans to directors or executive officers.
- We do not re-price stock options, and never have.
- Our Audit Committee is comprised of independent directors, all of whom meet the requirements to be an audit committee financial expert as defined by the Securities and Exchange Commission.
- Our Human Resources Committee is comprised of independent directors who annually review and evaluate the Chief Executive Officer's performance and compensation.
- Our Corporate Governance Committee is comprised of independent directors who establish the corporate governance principles for ConAgra Foods.
- Our Nominating Committee is comprised of independent directors who propose to the Board the nominees to be elected at each stockholders' meeting.
- Non-employee directors routinely meet in executive session without management present.
- The Chairman of the Board, Steve Goldstone is an independent director who is not an executive of the Company.
- Our Audit Committee has the authority to retain and replace our independent auditors.
- The lead partner of the independent public accounting firm that audits ConAgra Foods' books is rotated at least every five years.
- We encourage our employees to own ConAgra Foods stock, however our retirement plans are structured so that employees can diversify their holdings.
- Our Code of Conduct is our commitment to our longstanding standards for ethical business practices. Our Code of Conduct,

ConAgra Foods Stock Quote

**Security**
CAG NYSE (Common Stock)

| | |
|---|---|
| Price | $22.48 |
| Last Trade | 05/22/06 11:41 a.m. ET |
| Change | ▲ 0.10 |
| Volume | 789,200 |
| Day High | $22.50 |
| Day Low | $22.24 |

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ConAgra Foods is proud of its excellent governance practices and the leadership we have demonstrated in this important area.




The Right Kind Of Food Company





# Shareholders

At ConAgra Foods, we have always taken very seriously our responsibility to act in the best interests of our shareholders in everything we do. It's a natural extension of our emphasis across the company on doing the right thing, of meeting the highest standards of ethical behavior in every aspect and activity of our business.

We have a longstanding tradition of sound corporate governance policies and practices centered on ensuring a strong alignment of interests between company management, Board of Directors and stockholders. A Board comprised, with the exception of our Chief Executive Officer, entirely of independent directors; a Code of Conduct and Code of Ethics for Senior Corporate Officers; formalized, published Corporate Governance Principles, as well as Board committee charters, available on the Web for review — these are a few highlights of a comprehensive approach to good governance that emphasizes ethics, openness and transparency.

Other shareholder information is available in the Investors section.

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ConAgra Foods is committed to making a difference for the 13 million American children who aren't always sure of where their next meal is coming from. The ConAgra Foods Feeding Children Better Foundation has funded more than 220 Kids Cafes, providing logistics assistance and donations of more than 130 trucks to help America's Second Harvest deliver nutritious foods.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 3, 2006

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: ConAgra Foods, Inc.
Incoming letter dated May 26, 2006

The proposal requests that the board issue a sustainability report to shareholders.

There appears to be some basis for your view that ConAgra Foods may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ConAgra Foods omits the submission from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mary Beth Breslin
Special Counsel